FOCUS ENERGY TRUST

NEWS RELEASE

FOCUS ENERGY TRUST CONTINUES DISTRIBUTIONS OF $0.14 PER UNIT

Calgary, July 11, 2007 — Focus Energy Trust ("Focus") (FET.UN — TSX) announces today that the Board of Directors of FET Resources Ltd. has set the distribution policy for the third quarter of 2007 to continue monthly distributions of $0.14 per trust unit and limited partnership unit. Further, Focus has declared a distribution of $0.14 per trust unit and limited partnership unit to be paid on August 15, 2007 in respect of July production, for unitholders of record on July 31, 2007. The ex-distribution date is July 27, 2007.

Record Date	Ex-Distribution Date	Distribution Payment Date	Distribution per Unit
July 31	July 27	August 15, 2007	$0.14
August 31	August 29	September 17, 2007	$0.14 (*)
September 30	September 26	October 15, 2007	$0.14 (*)

(*) Estimated distributions based upon current market outlook and are subject to change.

In addition, Focus announces that funds received for reinvestment under the Distribution Reinvestment and Optional Trust Unit Purchase Plan (the "Plan") relating to the distribution payment on August 15, 2007, will be reinvested by issuing trust units from treasury at 95% of the Average Market Price as defined in the Plan. Funds received as Optional Cash Payments under the Plan relating to the distribution payment date of August 15, 2007, will be invested by issuing trust units from treasury at 100% of the Average Market Price as defined in the Plan.

The Plan provides eligible unitholders of Focus trust units the opportunity to accumulate additional trust units by reinvesting their cash distributions paid by Focus and by making optional cash payments for additional trust units. Detailed information about the Plan, including the complete Plan text, authorization forms and Frequently Asked Questions, is available on Focus' website at www.focusenergytrust.com under Investor Relations – Distribution Reinvestment Plan.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high-quality oil and gas properties, delivering consistent distributions to unitholders, and ensuring financial strength and sustainability.

For further information, please contact:

Derek W. Evans, President and Chief Executive Officer
Or
Bill Ostlund, Senior Vice President and Chief Financial Officer
Suite 3300, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Telephone: (403)781-8409
Fax: (403)781-8408

Forward-Looking Statements – Certain information set forth in this document, including management's assessment of Focus' future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOCUS ENERGY TRUST

NEWS RELEASE

FOCUS ENERGY TRUST CONFIRMS CASH DISTRIBUTIONS FOR JULY 16, 2007

Calgary, June 18, 2007 — Focus Energy Trust ("Focus") (FET.UN — TSX) confirms that the monthly cash distribution in respect of June production of Cdn. $0.14 per trust unit and limited partnership unit will be paid on July 16, 2007 to unitholders of record on June 30, 2007. The ex-distribution date is June 27, 2007.

In addition, Focus announces that funds received for reinvestment under the Distribution Reinvestment and Optional Trust Unit Purchase Plan (the "Plan") relating to the distribution payment on July 16, 2007, will be reinvested by issuing trust units from treasury at 95% of the Average Market Price as defined in the Plan. Funds received as Optional Cash Payments under the Plan relating to the distribution payment date of July 16, 2007, will be invested by issuing trust units from treasury at 100% of the Average Market Price as defined in the Plan.

The Plan provides eligible unitholders of Focus trust units the opportunity to accumulate additional trust units by reinvesting their cash distributions paid by Focus and by making optional cash payments for additional trust units. Detailed information about the Plan, including the complete Plan text, authorization forms and Frequently Asked Questions, is available on Focus' website at www.focusenergytrust.com under Investor Relations – Distribution Reinvestment Plan.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high-quality oil and gas properties, delivering consistent distributions to unitholders, and ensuring financial strength and sustainability.

For further information, please contact:

Derek W. Evans, President and Chief Executive Officer
Or
Bill Ostlund, Senior Vice President and Chief Financial Officer
Suite 3300, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Telephone: (403)781-8409
Fax: (403)781-8408

FOCUS ENERGY TRUST

Report of Voting Results Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

In respect of the Annual and Special Meeting of holders of trust units of Focus Energy Trust ("**Focus**" or the "**Trust**") held on May 17, 2007 (the "**Meeting**"), the following sets forth a brief description of each matter which was voted upon at such Meeting and the outcome of the vote:

	Description of Matter	Outcome of Vote	Votes by Ballot	
			Votes For	Votes Against
1.	Ordinary resolution to approve fixing the number of directors of the Board of Directors of FET Resources Ltd. ("**FET**") to be elected at the Meeting at nine members	Passed	–	–
2.	Ordinary resolution to approve the election of the nine nominees to serve as directors of FET for the ensuing year, or until their successors are duly elected or appointed, as described in the information circular of the Trust dated March 15, 2007 (the "**Information Circular**")	Passed	–	–
3.	Ordinary resolution to approve the appointment of KPMG LLP, Chartered Accountants, as auditors of the Trust for the ensuing year and to authorize the directors of FET to fix their remuneration as such	Passed	–	–
4.	Ordinary resolution to authorize certain amendments to Focus' Trust Unit Rights Incentive Plan in the form set forth in the Information Circular	Passed	38,450,025	911,011
5.	Ordinary Resolution to approve the unit award incentive plan for Focus in the form set forth in the Information Circular	Passed	38,436,902	924,134

FOCUS ENERGY TRUST

NEWS RELEASE

FOCUS ENERGY TRUST CONFIRMS CASH DISTRIBUTIONS FOR JUNE 15, 2007

Calgary, May 15, 2007 — Focus Energy Trust ("Focus") (FET.UN — TSX) confirms that the monthly cash distribution in respect of May production of Cdn. $0.14 per trust unit and limited partnership unit will be paid on June 15, 2007 to unitholders of record on May 31, 2007. The ex-distribution date is May 29, 2007.

In addition, Focus announces that funds received for reinvestment under the Distribution Reinvestment and Optional Trust Unit Purchase Plan (the "Plan") relating to the distribution payment on June 15, 2007, will be reinvested by issuing trust units from treasury at 95% of the Average Market Price as defined in the Plan. Funds received as Optional Cash Payments under the Plan relating to the distribution payment date of June 15, 2007, will be invested by issuing trust units from treasury at 100% of the Average Market Price as defined in the Plan.

The Plan provides eligible unitholders of Focus trust units the opportunity to accumulate additional trust units by reinvesting their cash distributions paid by Focus and by making optional cash payments for additional trust units. Detailed information about the Plan, including the complete Plan text, authorization forms and Frequently Asked Questions, is available on Focus' website at www.focusenergytrust.com under Investor Relations – Distribution Reinvestment Plan.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high-quality oil and gas properties, delivering consistent distributions to unitholders, and ensuring financial strength and sustainability.

For further information, please contact:

Derek W. Evans, President and Chief Executive Officer
Or
Bill Ostlund, Senior Vice President and Chief Financial Officer
Suite 3300, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Telephone: (403)781-8409
Fax: (403)781-8408

Consolidated Balance Sheets (unaudited)

(thousands)	March 31, 2007	December 31, 2006
ASSETS		
Current assets		
Cash and cash equivalents	$ 1,269	$ -
Accounts receivable	44,384	51,392
Derivative asset	29	-
Prepaid expenses and deposits	6,175	5,467
Commodity contracts	-	2,959
	51,857	59,818
Petroleum and natural gas properties and equipment	1,315,145	1,301,056
Goodwill	453,241	453,241
Reclamation fund	6,514	5,649
	$1,826,757	$1,819,764
LIABILITIES		
Current		
Accounts payable and accrued liabilities	53,938	50,426
Derivative liability	3,429	-
Cash distributions payable	11,027	12,443
Current bank debt	-	4,948
Commodity contracts	-	3,123
	68,394	70,940
Long-term debt [note 6]	311,000	297,000
Asset retirement obligation [note 5]	37,961	36,131
Future income taxes	316,579	318,800
	733,934	722,871
NON-CONTROLLING INTEREST		
Exchangeable shares [note 7]	-	4,550
UNITHOLDERS' EQUITY		
Unitholders' capital [note 8]	954,238	922,426
Exchangeable partnership units [note 9]	203,320	218,500
Contributed surplus	3,512	2,945
Accumulated income [note 11]	(78,827)	(51,528)
Accumulated other comprehensive income [note 13]	10,580	-
	1,092,823	1,092,343
Commitments and contingencies [note 17]		
	$1,826,757	$1,819,764

See Notes to Consolidated Financial Statements

Approved on behalf of the Board:

Stuart G. Clark
Director

James H. McKelvie
Director

Consolidated Statements of Income and Accumulated Income (deficit)(unaudited)

	Three Months Ended, March 31,	
(thousands except per-unit amounts)	2007	2006
Revenue		
Production revenue	$ 92,371	$ 48,562
Financial commodity contract settlements	6,898	(416)
Unrealized loss on commodity contracts [note 3]	(29,186)	-
Reclassification to earnings of gains on hedges	10,652	-
Royalties	(17,447)	(10,775)
Alberta Royalty Tax Credit	-	134
Facility income	627	707
Interest income	111	9
	64,026	38,221
Expenses		
Transportation system charges	3,584	2,525
Production	8,891	4,912
General and administrative	2,305	1,621
Interest and financing	4,054	1,038
Depletion and depreciation	49,505	13,735
Accretion of asset retirement obligation	675	264
	69,014	24,095
Income before income taxes	(4,988)	14,126
Income and other taxes		
Future income tax reduction	(10,736)	(3,147)
Current and large corporations tax	-	150
	(10,736)	(2,997)
Non-controlling interest – exchangeable shares	-	345
Net income for the period	5,748	16,778
Changes in other comprehensive income [note 13]	(7,367)	-
Comprehensive income	(1,619)	-
Accumulated income (deficit), beginning of period	(51,528)	(258)
Net income	5,748	16,778
Cash distributions	(33,047)	(20,936)
Accumulated income (deficit), end of period	$(78,827)	$ (4,416)
Net income per unit [note 15]		
Basic	$ 0.07	$ 0.46
Diluted	$ 0.07	$ 0.45

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows (unaudited)

(thousands)	Three Months Ended, March 31, 2007	2006
Operating activities		
Net income for the period	$ 5,748	$ 16,778
Add non-cash items:		
Non-controlling interest – exchangeable shares	-	345
Non-cash general and administrative expenses [note 10]	688	713
Depletion and depreciation	49,505	13,735
Accretion on asset retirement obligation	675	264
Reclassification to earnings of gains on hedges	(10,652)	-
Unrealized loss on commodity contracts	29,186	-
Future income tax expense	(10,736)	(3,147)
Reclamation costs	(483)	-
Net change in non-cash working capital items	8,896	(1,655)
	72,827	27,033
Financing activities		
Proceeds from issue of trust units (pursuant to Distribution Reinvestment Plan)	2,950	-
Proceeds from exercise of unit appreciation rights	494	423
Increase in long-term debt	14,000	11,500
Cash distributions paid	(34,463)	(20,554)
	(17,019)	(8,631)
Investing activities		
Capital asset additions	(49,642)	(24,289)
Reclamation fund contributions, net of costs	(865)	(447)
Net change in non-cash working capital items	(4,032)	1,643
	(54,539)	(23,093)
Increase (decrease) in cash and cash equivalents during the period	1,269	(4,691)
Cash and cash equivalents, beginning	-	4,696
Cash and cash equivalents, ending	$ 1,269	$ 5

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

MARCH 31, 2007 AND 2006 (UNAUDITED)

1. STRUCTURE OF THE TRUST

Focus Energy Trust (the "Trust") was established on August 23, 2002 under a Plan of Arrangement involving the Trust, Storm Energy Inc., FET Resources Ltd., and Storm Energy Ltd. The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a trust indenture (the "Trust Indenture"). Valiant Trust Company has been appointed Trustee under the Trust Indenture. The beneficiaries of the Trust are the holders of the trust units (the "unitholders").

Under the Trust Indenture, the Trust may declare payable to unitholders all or any part of the income of the Trust. The income of the Trust consists primarily of interest earned on promissory notes issued to FET Resources Ltd., Focus BC Trust, and FET Energy Ltd., entities that are wholly owned by the Trust, distributions paid on subordinated units from Focus BC Trust units owned by the Trust, as well as amounts attributed to a net profits interest agreement (the "NPI Agreement").

Pursuant to the terms of the NPI Agreement, the Trust is entitled, through a subsidiary, to a payment from FET Resources Ltd. each month essentially equal to the amount by which the gross proceeds from the sale of production exceed certain deductible expenditures (as defined). Under the terms of the NPI Agreement, deductible expenditures may include amounts, determined on a discretionary basis, to fund capital expenditures, to repay third party debt and to provide for working capital required to carry out the operations of FET Resources Ltd.

The taxable income of the Trust includes a deduction for the allocation of taxable income to unitholders, which is paid or becomes payable in the year. The Trust Indenture provides that an amount at least equal to the taxable income of the Trust must be paid or payable each year to unitholders in order to reduce the Trust's taxable income to zero. Such taxable income relating to the payable amount is allocated to unitholders of record at the end of the year, and each unitholder at the distribution record date receives a pro rata share of the payable amount.

FET Resources Ltd. (the "Company") is a subsidiary of the Trust. Under the Plan of Arrangement, the Company became the successor company to Storm Energy Inc. through amalgamation on August 23, 2002. The Company is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production.

FET Energy Ltd. is a subsidiary of the Trust. Under a Plan of Arrangement with Profico Energy Management Ltd. ("PEML") dated June 26, 2006, FET Energy Ltd. become the successor company to PEML through amalgamation on June 27, 2006. FET Energy Ltd., through its interest in a partnership, is engaged in the business of oil and natural gas exploitation, development, acquisition and production.

2. SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The specific accounting principles used are described in the annual consolidated financial statements of the Trust and should be read in conjunction with these consolidated financial statements. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting period. Correspondingly, actual results could differ from estimated amounts. These consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality.

In particular, the amounts recorded for depletion and depreciation of the petroleum and natural gas properties and equipment and for asset retirement obligations are based on estimates of reserves and future costs. The cost impairment test is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements of future periods could be material.

The Trust's most significant properties in terms of production and capital expenditures, prior to the acquisition of properties from PEML, are only accessible by road in the winter. This restricted access typically results in higher capital expenditures in the first and fourth quarters. Production is typically higher due to flush production from the winter drilling program at the end of the first quarter and beginning of the second quarter. Production from the new wells stabilizes within 12 months. The properties acquired from PEML allow year-round access which will reduce the significance of the seasonality of operations for the Trust.

3. CHANGES IN ACCOUNTING POLICY

Effective January 1, 2007, the Trust adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, "Comprehensive Income"; Section 3861, "Financial Instruments – Disclosure and Presentation"; Section 3855, "Financial Instruments – Recognition and Measurement"; and Section 3865, "Hedges", prospectively and therefore the comparative interim financial statements have not been restated. These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting.

Effective January 1, 2007, the following adjustments were made to the balance sheet to adopt the new standards:

Increase (decrease) ($ thousands)	
Derivative assets	25,950
Derivative liabilities	-
Future income tax liability	(8,003)
Accumulated other comprehensive income	
Hedges, net of income taxes	17,947

The following table summarizes the income statement effects of the financial commodity contracts:

	Three Months Ended March 31, 2007
Financial commodity contract settlements	$ 6,898
Unrealized loss on commodity contracts	(29,186)
Reclassification to earnings of gains on hedges	10,652
	$(11,636)

(a) Financial Instruments – Recognition and Measurement

This new standard requires all financial instruments within its scope, including all derivatives, to be recognized on the balance sheet initially at fair value. Subsequent measurement of all financial assets and liabilities except those held-for-trading and available-for-sale are measured at amortized cost determined using the effective interest rate method. Held-for-trading financial assets are measured at fair value with changes in fair value recognized in earnings. Changes to the measurement of existing financial assets and liabilities at the date of adoption were adjusted to opening accumulated other comprehensive income as noted above.

(b) Derivatives

The Trust continues to utilize financial derivatives and non-financial derivatives, such as commodity sales contracts requiring physical delivery, to manage a portion of the price risk attributable to future sales of petroleum and natural gas production. Refer to Note 12 to the Trust's 2007 Q1 financial statements for additional disclosure on the Trust's risk management objectives and policies.

The Trust has elected to account for its commodity sales contracts, which were entered into and continue to be held for the purpose of receipt or delivery of non-financial items in accordance with its expected purchase, sale or usage requirements as executory contracts on an accrual basis rather than as non-financial derivatives. Prior to adoption of the new standards, physical receipt and delivery contracts did not fall within the scope of the definition of a financial instrument and were also accounted for as operating contracts.

Subsequent changes in fair value of derivatives that are not designated or do not qualify for hedge accounting are recognized in net earnings as incurred.

Prior to January 1, 2007, the Trust applied hedge accounting to its financial derivatives. On January 1, 2007, the Trust discontinued hedge accounting for all existing financial derivatives. Net derivative gains (or losses) in accumulated other comprehensive income at January 1, 2007 will be reclassified to earnings in future periods as the original hedged transactions affect net earnings. From that date forward, the changes in fair value of such derivatives will be recognized in net earnings when incurred. Discontinuing hedge accounting will not affect the Trust's reported financial position or cash flows.

(c) Embedded Derivatives

On adoption, the Trust elected to recognize as separate assets and liabilities, only those embedded derivatives in hybrid instruments issued, acquired or substantively modified after January 1, 2003. The Trust did not identify any material embedded derivatives which required separate recognition and measurement.

(d) Other Comprehensive Income

The new standards require a new statement of comprehensive income, which consists of net earnings and other comprehensive income which, for the Trust, relates to changes in gains or losses on derivatives previously designated as hedges. This information is contained in Note 13.

4. BUSINESS ACQUISITION

Effective June 27, 2006 Focus acquired PEML pursuant to a Plan of Arrangement with PEML. On June 26, 2006, the unitholders of the Trust and the shareholders of PEML voted to approve resolutions to effect the Plan of Arrangement by which security holders of PEML received a total of 5.17 Focus Energy Trust units and/or Focus Limited Partnership exchangeable units and $25.12 cash for each PEML common share and the Trust received the assets and assumed the liabilities of PEML for total consideration of $1,091.3 million. Of this amount, $1,070.5 million was for the acquisition of oil and gas assets, and the remaining $20.8 million was for the acquisition of working capital.

This amount consisted of the issuance of 30,802,817 Focus Energy Trust units, 9,999,992 Focus Limited Partnership exchangeable units and $199.8 million in cash and transaction costs. Both the Trust and Partnership units had a fair value of $21.85 per unit. The board of directors approved the Information Circular dated May 25, 2006 with respect to the Plan of Arrangement on May 24, 2006.

The Trust's aggregate consideration for the acquisition of PEML consists of the following:

Consideration for the acquisition:

($ thousands)	
Trust units issued	673,041
Exchangeable partnership units issued	218,500
Cash	198,253
Transaction costs	1,500
	1,091,294

This transaction has been accounted for using the purchase method whereby the assets acquired and the liabilities assumed are recorded at their fair values with the excess consideration over the fair value of the identifiable net assets allocated to goodwill. The following summarizes the allocation of the aggregate consideration of the PEML acquisition.

Allocation of purchase price:

($ thousands)	
Cash acquired	55,800
Net working capital	(36,717)
Petroleum and natural gas properties and equipment	903,645
Fair value of commodity contracts	1,679
Goodwill	448,141
Asset retirement obligation	(14,570)
Future income taxes	(266,684)
	1,091,294

Effective June 27, 2006, the results from operations from the assets purchased from PEML have been included in the consolidated financial statements of the Trust.

5. ASSET RETIREMENT OBLIGATION

The Trust's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $89.3 million which will be incurred between 2007 and 2040. The majority of the costs will be incurred after 2021. A credit-adjusted risk-free rate of 7.5 percent and an inflation rate of 2.1 percent were used to calculate the fair value of the asset retirement obligation.

A reconciliation of the asset retirement obligation is provided below:

(thousands)	March 31, 2007	March 31, 2006
Balance, beginning of period	$36,131	$ 15,090
Accretion expense	675	264
Development activity and change in estimates	1,638	192
Settlement of liabilities	(483)	-
Balance, end of period	$37,961	$ 15,546

6. LONG-TERM DEBT

As at March 31, 2007 the Trust has a $350 million revolving syndicated credit facility among four Canadian financial institutions with an extendible 364-day revolving period and a two-year amortization period. In addition, the Trust has a $15 million demand operating line of credit. At March 31, 2007, the available borrowings under these facilities were reduced by $3.0 million of letters of credit. The credit facilities are secured by a floating charge debenture covering all of the assets of the Trust and a general security agreement.

Advances bear interest at the bank's prime rate, bankers' acceptance rates plus stamping fees, or U.S. LIBOR rates plus applicable margins depending on the form of borrowing by the Trust. Stamping fees and margins vary from zero percent to 1.5 percent dependent upon financial statement ratios and type of borrowing. The effective rate on debt outstanding at March 31, 2007 is approximately 5.2 percent.

The credit facility will revolve until June 25, 2007, whereupon it may be renewed for a further 364-day term subject to review by the lenders. If not extended, principal payments will commence after expiry of the revolving period and will consist of three quarterly payments of eight and one-third percent commencing 15 months after the term date and the remaining 75 percent at the end of the term. The Trust has requested the extension.

7. NON-CONTROLLING INTEREST – EXCHANGEABLE SHARES

The exchangeable shares of FET Resources Ltd. were convertible at any time into trust units (at the option of the holder) based on the exchange ratio. The exchange ratio was increased monthly based on the cash distribution paid on the trust units divided by the ten-day weighted average unit price preceding the record date. The exchangeable shares of FET Resources Ltd. were listed for trading on the Toronto Stock Exchange under the symbol FTX.

As a result of a minimal number of exchangeable shares outstanding, FET Resources Ltd. elected to redeem all of its exchangeable shares outstanding on January 16, 2007. In connection with this redemption, FET Resources Ltd. exercised its overriding "redemption call right" to purchase such exchangeable shares from holders of record. Each redeemed exchangeable share was purchased for trust units of the Trust in accordance with the exchange ratio in effect at January 15, 2007, rounded to the nearest whole trust unit. A Notice of Redemption was mailed to all exchangeable shareholders outlining the terms of this redemption.

Exchangeable Shares of FET Resources Ltd.	Number of Shares 2007	2006	Consideration (thousands) 2007	2006
Balance as at January 1	502,587	560,218	$ 4,550	$4,131
Net income attributable to non-controlling interest	-	-	-	345
Exchanged for trust units	(502,587)	(18,001)	(4,550)	(133)
Balance as at March 31	-	542,217	$ -	$4,343

8. UNITHOLDERS' CAPITAL

An unlimited number of trust units may be issued pursuant to the Trust Indenture. Each trust unit entitles the holder to one vote at any meeting of the unitholders and represents an equal fractional undivided beneficial interest in any distribution from the Trust and in any net assets in the event of termination or winding up of the Trust. The trust units are redeemable at the option of unitholders up to a maximum of $250,000 per annum. This limitation may be waived at the discretion of the Trust.

In October 2006, the Trust put in place the Distribution Reinvestment and Optional Trust Unit Purchase Plan ("DRIP Plan") which provides the option for unitholders to reinvest cash distributions into additional units, either issued from treasury at 95 percent of the prevailing market price or through the facilities of the Toronto Stock Exchange at prevailing market rates with no additional commissions or fees. The Trust expects to issue units from treasury at a discount to satisfy the distribution reinvestment component of the DRIP Plan. As at March 31, 2007, the Trust has listed and reserved 763,667 trust units for the DRIP Plan.

Trust Units of Focus Energy Trust	Number of Units 2007	2006	Consideration (thousands) 2007	2006
Balance as at January 1	67,768,125	36,687,167	$922,426	$244,426
Issued on conversion of exchangeable shares (i)	740,311	25,032	13,066	583
Issued pursuant to the Executive Bonus Plan (ii)	-	14,695	-	366
Issued pursuant to the Distribution Reinvestment Plan (iii)	177,540	-	2,950	-
Issued on conversion of exchangeable partnership units (iv)	694,739	-	15,180	-
Exercise of Unit Appreciation Rights (v)	79,500	37,250	616	553
Balance as at March 31	69,460,215	36,764,144	$954,238	$245,928

(i) Issued on conversion of exchangeable shares to trust units with the consideration recorded being equal to the market value of the trust units received on the date of conversion

(ii) Pursuant to the Executive Bonus Plan, 50 percent of all amounts due under such plan are payable through the issuance of trust units priced at the five day weighted average trading price for the last five trading days of the month for which the bonus relates.

(iii) Issued pursuant to the DRIP Plan, units are either issued from treasury at 95 percent of the average market price for the 10 days immediately preceding the distribution date or through facilities of the TSX, at prevailing market prices.

(iv) Issued on conversion of exchangeable partnership units to trust units with the consideration recorded being equal to the historical value of the exchangeable partnership units

(v) Exercise of Unit Appreciation Rights includes cash consideration of $494,760 (2006 - $422,855) and contributed surplus credit of $121,346 (2006 - $130,220).

9. EXCHANGEABLE PARTNERSHIP UNITS

The exchangeable partnership units of Focus Limited Partnership are convertible after January 1, 2007 into trust units, at the option of the holder, on a one-for-one basis. Cash distributions equal to the distribution paid to Trust unitholders are paid to the holders of the exchangeable partnership units.

The board of directors may redeem the exchangeable partnership units after January 8, 2017, unless certain conditions are met to permit an earlier redemption date.

The exchangeable partnership units are entitled to vote on Focus matters with Trust unitholders through the Special Voting Unit. The exchangeable partnership units are not listed on any stock exchange and are not transferable.

Exchangeable Partnership Units of Focus Energy Trust	Number of Units 2007	2006	Consideration (thousands) 2007	2006
Balance as at January 1	9,999,992	-	$218,500	-
Exchanged for trust units	694,739	-	(15,180)	-
Balance as at March 31	9,305,253	-	$203,320	-

The exchangeable partnership units were issued at a fair value of $21.85 per unit.

10. TRUST UNIT RIGHTS PLAN

The Trust Unit Rights Plan (the "Plan") was established August 23, 2002 as part of the Plan of Arrangement. The Trust may grant rights to employees, directors, consultants and other service providers of the Trust and any of its subsidiaries. The Trust is authorized to grant up to five percent of the outstanding trust units, including units issuable upon exchange of exchangeable partnership units. To March 31, 2007, the Trust has listed and reserved 3,768,821 trust units and there are rights outstanding to purchase 2,323,414 trust units pursuant to the terms of the Plan.

The initial exercise price of rights granted under the Plan is equal to the weighted average of the closing price of the trust units on the immediately preceding five trading days. At the option of the unitholder, the exercise price per right is calculated by deducting from the grant price the aggregate of all distributions, on a per-unit basis, made by the Trust after the grant date which represents a return of more than 0.833 percent of the Trust's recorded cost of capital assets (excluding any ceiling test write-downs and adjustments due to the conversion of exchangeable shares or any other fully paid exchangeable securities of the Corporation and Limited Partnership units of Focus Limited Partnership into trust units) less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Provided this test is met, then the entire amount of the distribution is deducted from the grant price. Rights granted prior to June 2006 have a life of five years and vest equally over a four-year period commencing on the first anniversary of the grant. Rights granted under the Plan subsequent to May 2006 have a life of four years and vest equally over a three-year period commencing on the first anniversary of the grant.

	2007		2006	
	Number of Rights	Weighted Average Exercise Price	Number of Rights	Weighted Average Exercise Price
Balance as at January 1	2,438,063	$ 16.52	1,311,100	$ 12.52
Granted	33,336	$ 18.06	64,500	$ 25.05
Exercised	(79,500)	$ 7.75	(37,250)	$ 11.35
Cancelled	(75,152)	$ 21.16	(24,000)	$ 21.37
Before reduction of exercise price	2,316,747	$ 16.69	1,314,350	$ 13.01
Reduction of exercise price	-	$ (0.03)	-	$ (0.35)
Balance as at March 31	2,316,747	$ 16.66	1,314,350	$ 12.66

- The average exercise price at the grant date is $19.65.
- The average contractual life of the rights outstanding is 2.77 years.
- The number of rights exercisable at March 31, 2007 is 390,000.
- The average value at the grant date for the quarter ended March 31, 2007 is $4.87.

The fair value of rights is estimated using a modified Black Scholes option pricing model.

The Trust has recorded non-cash compensation expense of $687,539 for the quarter ended March 31, 2007. The Trust recorded non-cash compensation expense of $331,875 for the quarter ended March 31, 2006.

11. ACCUMULATED INCOME (DEFICIT)

(thousands)	2007	2006
Accumulated income, before cash distributions	$ 265,673	$ 203,736
Accumulated cash distributions	(344,500)	(208,152)
Balance as at March 31	$ (78,827)	$ (4,416)

12. FINANCIAL INSTRUMENTS

As described in Note 3 of the notes to consolidated financial statements, on January 1, 2007 Focus adopted the new CICA requirements relating to financial instruments.

The Company's financial instruments included in the balance sheet consist of accounts receivable, other receivables, accounts payable and accrued liabilities and bank debt.

Credit risk:

The Company's accounts receivable are due from a diverse group of customers and as such are subject to normal credit risks.

Interest rate risk:

The Company is also exposed to interest rate risk to the extent that long-term debt is at a floating rate of interest.

Fair values:

The fair values of short-term financial instruments, being accounts receivable, accounts payable and accrued liabilities and cash distributions payable approximate their carrying values due to their short term to maturity. The fair value of long-term debt approximates its carrying value due to the floating interest rate and the revolving nature of the obligation.

The following financial contracts were outstanding at the date of writing.

Financial Contracts	Daily Quantity		Contract Price		Price Index	Term
Crude oil	400 bbls	$	70.00-79.00	Cdn	WTI	January 2007 – December 2007
	400 bbls	$	70.93	Cdn	WTI	April 2007 – September 2007
Natural gas	7,300 GJ	$	7.70	Cdn	AECO	March 2007 – October 2007
	15,000 GJ	$	7.77	Cdn	AECO	April 2007 – October 2007
	10,000 GJ	$	7.90	Cdn	AECO	April 2007 – October 2007
	5,000 GJ	$	8.00	Cdn	AECO	April 2007 – October 2007
	5,000 GJ	$	7.52	Cdn	AECO	April 2007 – October 2007
	5,000 GJ	$	7.50	Cdn	AECO	April 2007 – October 2007
	5,000 GJ	$	7.53	Cdn	AECO	April 2007 – October 2007
	5,000 GJ	$	7.50	Cdn	AECO	April 2007 – October 2007
	15,000 GJ	$	8.25-9.00	Cdn	AECO	November 2007 – March 2008
	15,000 GJ	$	8.02	Cdn	AECO	November 2007 – March 2008
	10,000 GJ	$	8.60	Cdn	AECO	November 2007 – March 2008

New CICA Handbook Standards, Section 3855 "Financial Instruments – Recognition and Measurement", Section 3865 "Hedges", and Section 1530 "Comprehensive Income" are applicable for the Trust beginning in 2007.

As a result, hedge accounting for financial contracts has not been continued in future periods beyond 2006. All derivative contracts commencing January 1, 2007 are recorded at fair value on the balance sheet. Derivatives are adjusted to fair value each period with the change recognized in the determination of income. Settlement of derivatives is included in the Statement of Cash Flows as an operating activity. Unrealized gains and losses are subtracted or added back as a non-cash item.

13. ACCUMULATED OTHER COMPREHENSIVE INCOME

(thousands)	2007
Accumulated other comprehensive income, beginning of period	$ -
Adoption of financial instruments [notes 3 and 12], net of tax ($8.0 million)	17,947
Reclassification to earnings of gains on hedges, net of tax ($3.3 million)	(7,367)
Balance as at March 31	$ 10,580

As described in Note 3 of the notes to consolidated financial statements, on January 1, 2007 Focus adopted the new CICA requirements relating to financial instruments. The new standards require a new statement of comprehensive income, which consists of net earnings and other comprehensive income which, for the Trust, relates to changes in gains or losses on derivatives previously designated as cash flow hedges.

At December 31, 2006 the fair value of the Trust's outstanding hedges was $25.8 million. The adjustment to accumulated other comprehensive income is shown net of tax. This value will be reclassified and brought through income over the life of the original contracts until March 2008 at which time the balance will be nil.

14. PHYSICAL SALES CONTRACTS

In addition to the financial contracts described above, the following physical contracts were outstanding at the date of writing. The fair market value of these contracts at March 31, 2007, which have no book value, would have resulted in a net payment by the Trust of $1.5 million.

Physical Sales Contracts	Daily Quantity	Contract Price		Term
Natural gas – fixed price	15,000 GJ	$7.15	Cdn	April 2007 – October 2007
	10,500 GJ	$7.18	Cdn	April 2007 – October 2007
	10,000 GJ	$8.96	Cdn	April 2007 – October 2007

15. PER-UNIT AMOUNTS AND SUPPLEMENTARY CASH FLOW INFORMATION

Basic per-unit calculations are based on the weighted average number of trust units and exchangeable partnership units outstanding during the period. Diluted per-unit calculations include additional trust units for the dilutive impact of rights outstanding pursuant to the Rights Plan and include exchangeable partnership units, and exchangeable shares converted at the average exchange ratio.

Basic per-unit calculations for the three-month period ended March 31 are based on the weighted average number of trust units outstanding in 2007 of 78,568,286 (2006 of 36,718,905).

Diluted calculations for the three-month period ended March 31 include additional trust units for the dilutive impact of the Rights Plan in 2007 of 390,637 (2006 of 512,951) and 124,223 exchangeable shares (2006 of 770,152) converted at the average exchange rate. Net income has been increased for the net income attributable to the exchangeable shareholders in calculating dilutive per-unit amounts.

Supplementary cash flow information for the three months ended March 31:

(thousands)		2007		2006
Interest paid	$	4,125	$	1,330
Interest received	$	111	$	9
Taxes paid	$	2	$	207
Cash distributions paid	$	34,463	$	20,554

16. INCOME TAXES

Effective July 1, 2006, the Saskatchewan general corporate income tax rate decreased from 17 percent to 14 percent with further reductions expected on July 1, 2007 to 13 percent and on July 1, 2008 to 12 percent. Effective April 1, 2006, the Alberta general corporate income tax rate decreased from 11.5 percent to 10 percent. The phase-in of the reduction of the federal general corporate income tax rate on income from resource activities from 28 percent to 21 percent and the elimination of the resource allowance deduction and the deductibility of actual provincial and other Crown royalties paid, is complete in 2007. The Federal Government further announced in 2006 a reduction in the general corporate tax rate from 21 percent to 19 percent from 2008 to 2010 and the elimination of the corporate surtax in 2008 and the large corporations tax in 2006.

On March 29, 2007, the Federal Government's Bill C-52, which contains legislation pertaining to the taxation of distributions from publicly traded Canadian income trusts, royalty trusts and partnerships, received First Reading in the House of Commons. The legislation includes a 31.5 percent tax imposed on income before distributions at the trust level and taxed to the taxable Canadian investor, effectively as a dividend. If enacted, the legislation would apply to the Trust effective January 1, 2011.

As the legislation is not substantively enacted at March 31, 2007, there is no impact on the recognition of future income taxes in the first quarter of 2007. If the legislation is enacted, the Trust's taxable status will change resulting in recognition of future tax liabilities at substantively enacted tax rates in respect of temporary differences held by entities which transfer taxable income to unitholders.

17. COMMITMENTS AND CONTINGENCIES

The Trust is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that any resulting settlements would not materially affect the Trust's financial position or reported results in operations.

The following table is a summary of all contractual obligations and commitments for the next five years.

($ thousands)	Total	2007	2008-2009	2010-2011	2012 and thereafter
Office premises	2,436	626	1,315	495	-
Operating leases	359	359	-	-	-
Mineral and surface leases[2]	27,012	4,502	9,004	9,004	4,502
Transportation and processing	23,867	13,111	6,078	1,344	3,334
Asset retirement obligations[3]	37,961	643	486	950	35,882
Total contractual obligations	91,635	19,241	16,883	11,793	43,718

(1) The table does not include the Trust's obligations for financial instruments and physical sales contracts which are fully disclosed in Notes 12 and 14.

(2) The Trust makes payments for mineral and surface leases. The table includes payments for each of the years 2007 to 2012 under these leases, assuming continuation of the leases. The continuation of leases is based on decisions by the Trust relating to each of the underlying properties. Payments for the period after 2012 have not been included in the table but would continue at the same yearly rate if there were no change to the underlying properties.

(3) Based on the estimated timing of expenditures to be made in future periods

In addition, the Trust has income and capital tax filings that are subject to audit and potential reassessment. The findings from such audit may impact the tax liability of the Trust. The final results are not reasonably determinable at this time and management believes it has adequately provided for income and capital taxes.

82-34761

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, DEREK W. EVANS, President and Chief Executive Officer of FET Resources Ltd., the administrator of Focus Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Focus Energy Trust, (the issuer) for the period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 7, 2007

Derek W. Evans
President and Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, WILLIAM D. OSTLUND, Senior Vice President and Chief Financial Officer of FET Resources Ltd., the administrator of Focus Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Focus Energy Trust, (the issuer) for the period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 7, 2007

William D. Ostlund
Senior Vice President and Chief Financial Officer

Management's Discussion and Analysis

The following is Management's Discussion and Analysis (MD&A) of the operating and financial results of Focus for the three months ended March 31, 2007 compared with the prior year, as well as information and opinions concerning the Trust's future outlook based on currently available information. This discussion is dated May 7, 2007 and should be read in conjunction with the annual MD&A and the audited consolidated financial statements for the years ended December 31, 2006 and 2005, together with accompanying notes.

Throughout the MD&A, we use the term funds flow from operations ("funds flow" before changes in non-cash working capital and reclamation costs). Funds flow is used by management to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital and reclamation costs.

OPERATIONS SUMMARY	Three Months Ended March 31, 2007	Three Months Ended March 31, 2006	Quarter Over Quarter Change	Three Months Ended December 31, 2006
Average daily production				
Barrels of oil equivalent (@ 6:1)	21,974	9,917	122%	21,594
% of Natural gas	88%	76%	12%	88%
Average product prices realized				
Crude oil sales (CDN$/bbl)	$ 62.17	$ 65.27	(5%)	$ 58.27
Financial commodity contract settlements (CDN$/bbl)	$ 0.44	$ (2.14)	1,206%	$ (0.76)
Realized price (CDN$/bbl)	$ 62.61	$ 63.13	(1%)	$ 57.51
NGLs (CDN$/bbl)	$ 55.35	$ 59.45	(7%)	$ 53.85
NGL price/crude oil price	89%	91%	(2%)	92%
Natural gas sales (CDN$/mcf)	$ 7.46	$ 8.57	(13%)	$ 6.97
Transportation system charges (CDN$/mcf)	$ (0.34)	$ (0.62)	(45%)	$ (0.33)
Financial commodity contract settlements (CDN$/mcf)	$ 0.66	$ (0.03)	(2,300%)	$ 1.16
Realized price (CDN$/mcf)	$ 7.77	$ 7.92	(2%)	$ 7.80
Reference prices & differential to Focus sales price, after transportation and before price protection				
Crude oil (Edm. Light Price CDN$/bbl)	$ 67.10	$ 69.01	(3%)	$ 64.55
Differential (CDN$/bbl)	$ (4.92)	$ (3.75)	31%	$ (6.29)
Natural gas (AECO daily CDN$/mcf)	$ 7.41	$ 7.50	(1%)	$ 6.99
Differential (CDN$/mcf)	$ (0.51)	$ (0.07)	629%	$ (0.61)
Funds flow from operations per BOE				
Production revenue	$ 46.71	$ 54.41	(14%)	$ 43.79
Financial commodity contract settlements	3.49	(0.47)	843%	6.03
Transportation system charges	(1.81)	(2.83)	(36%)	(1.74)
Realized Price	48.38	51.11	(5%)	48.09
Royalties, net of ARTC	(8.82)	(11.92)	(26%)	(8.94)
Production expenses	(4.50)	(5.50)	(18%)	(4.04)
Field netback	35.07	33.69	4%	35.11
Facility income	0.32	0.79	(59%)	0.38
General and administrative, cash portion	(0.82)	(1.02)	(20%)	(0.99)
Interest and financing and other	(1.99)	(1.15)	73%	(2.08)
Current and large corporations tax	-	(0.17)	100%	-
Funds flow from operations per BOE	$ 32.57	$ 32.14	1%	$ 32.42
Funds flow from operations/field netback	93%	95%	(2%)	92%
Royalty rate (royalties/production revenue less transportation system charges	20%	23%	(3%)	21%
Effective royalty rate (royalties/realized price)	18%	23%	5%	19%

OPERATIONS SUMMARY	Three Months Ended March 31, 2007	Three Months Ended March 31, 2006	Quarter Over Quarter Change	Three Months Ended December 31, 2006
Production revenue and financial commodity contract settlements ($ thousands)				
Crude oil	**10,723**	9,521	13%	10,563
Financial commodity contract settlements	**76**	(310)	125%	(137)
NGLs	**4,035**	4,193	(4%)	3,497
Natural gas, before transportation system charges	**77,613**	34,848	123%	72,939
Financial commodity contract settlements	**6,822**	(106)	6,536%	12,114
Production revenue and financial commodity contract settlements	**99,269**	48,146	106%	98,976
Funds flow from operations ($ thousands)				
Cash flow from operating activities	**72,827**	27,033	169%	60,008
Reclamation costs	**483**	-	100%	(8)
Net change in non-cash working capital items	**(8,896)**	1,655	638%	4,412
Funds flow from operations	**64,414**	28,688	125%	64,412

Overall Performance

Overall results for the first quarter of 2007 compared with the first quarter of 2006 reflect the significant growth of Focus resulting from the Profico acquisition in late June 2006 which was funded through the issuance of trust units and use of credit facilities.

The main activity for Focus during the first quarter of 2007 was the completion of an extensive winter development program at its two main operating areas of Tommy Lakes, British Columbia and Shackleton, Saskatchewan.

Funds flow from operations remained strong for the quarter, supported by increasing commodity prices, continued support from price protection activities and a slight increase in production. Natural gas reference prices increased six percent compared with the fourth quarter of 2006. Price protection activities increased the realized natural gas price by $0.87 per mcf. Production volume was two percent higher for the first quarter of 2007 compared with the fourth quarter of 2006. New production came on stream at the end of the quarter and cold weather increased downtime at operations in Saskatchewan.

Funds flow from operations for the first quarter of 2007 was $64.4 million or $0.82 per unit, which was the same as for the fourth quarter of 2006. Compared with the fourth quarter of 2006, a two percent increase in natural gas production offset the higher production expenses associated with the winter operations. Funds flow from operations has increased from $28.7 million, or $0.77 per unit, in the first quarter of 2006 primarily due to the 122 percent increase in production resulting from the Profico acquisition. Funds flow from operations per unit on a year-over-year basis increased six percent despite a one percent decrease in the reference price of natural gas.

During the quarter, capital expenditures of $49.6 million, distributions of $33.0 million and contributions to the reclamation fund and reclamation costs of $1.3 million were funded by $64.4 million of funds flow from operations and $19.5 million from credit facilities. Capital expenditures during 2007 are heavily weighted towards the first and fourth quarters. Capital expenditures during the first quarter of 2007 represent approximately half of our expected total capital expenditures for 2007. Debt incurred during the first quarter of 2007 will be repaid during the remainder of 2007. Focus remains committed to a strong balance sheet and sustainability whereby capital expenditures and distributions are funded by funds flow from operations.

The first quarter capital program has been directed towards natural gas. The overall Tommy Lakes 2006/2007 winter program included the drilling of 12 development wells and two exploration wells. These wells plus an exploration well from the prior year were put on production. At Shackleton, Focus drilled a further 88 development wells and expanded two existing gas processing facilities. Of the 88 wells, 68 were placed on production late in the quarter. Results of our capital programs in the first quarter are in line with expectations and capital cost pressures in the industry appear to be moderating.

Net income for the three months ended March 31, 2007 of $5.7 million, or $0.07 per unit, compares with net income of $16.8 million, or $0.46 per unit, in the first quarter of 2006. The significant change from the first quarter of 2006 is primarily due to higher depletion and depreciation charges resulting from the major acquisition in June 2006 and the change in accounting policy January 1, 2007 to record the unrealized losses on commodity contracts.

Compared with the fourth quarter of 2006, funds flow from operations and production were relatively flat and the change in net income was lower primarily due to the change in accounting policy January 1, 2007 to record the unrealized losses on commodity contracts.

Seasonality of Operations

Prior to the acquisition in June 2006, the majority of Focus' natural gas production was in British Columbia and was only accessible in the winter. This included Tommy Lakes and Kotcho-Cabin. These areas represented approximately 70 percent of our production and the majority of the Trust's capital program. Seasonality resulted in capital expenditures, overhead recoveries and utilization of bank credit facilities being highest in the first and fourth quarters of the year. In addition, higher production volumes, revenue and royalties were reported in Q1 and production expenses were higher in the first and fourth quarters when the properties were accessible.

With the acquisition in June 2006, approximately 30 percent of natural gas production is now from northeast British Columbia and seasonality will be less of a factor on our operations. Winter access issues, especially for the Tommy Lakes winter development program and some environmentally sensitive areas within Shackleton, will continue to impact the operating results of Focus.

Production

2007 Q1 compared with 2006 Q4:

- Production increased two percent during the quarter to 21,974 BOE/d from 21,594 BOE/d in the fourth quarter of 2006. Production was weighted 88 percent towards natural gas and four percent towards natural gas liquids.
- Natural gas production increased two percent to 115.5 Mmcf per day from 113.5 Mmcf per day in the fourth quarter of 2006. The increase is mainly due to new production coming on stream in the first quarter at Tommy Lakes. Saskatchewan natural gas production was negatively impacted by severe cold weather which resulted in wellhead freeze-offs in the first quarter of 2007.
- Saskatchewan natural gas production was 73.1 Mmcf per day compared to 74.6 Mmcf per day in the fourth quarter of 2006. This decline reflects the cold weather related production issues offsetting new well production later in the quarter. Production from Tommy Lakes was 33.5 Mmcf per day compared to 29.4 Mmcf per day in the fourth quarter of 2006 as new production came on stream during the quarter.
- Oil production decreased three percent reflecting the natural production decline and limited capital investment on crude oil properties. NGL production increased 15 percent from new Tommy Lakes production.

2007 Q1 compared with 2006 Q1:

- Production in the first quarter of 2007 increased 122 percent from 9,917 BOE/d in the first quarter of 2006. The most significant factor impacting production was the Profico acquisition in late June 2006 which contributed 12,475 BOE/d to Q1 2007 production.
- Natural gas production increased 156 percent from 45.1 Mmcf per day in the first quarter of 2006 to 115.5 Mmcf per day in the first quarter of 2007. The acquired Saskatchewan properties contributed 73.1 Mmcf per day to the increase. Production at Tommy Lakes was 35.0 Mmcf per day in the first quarter of 2006 compared to 33.5 Mmcf per day in the first quarter of 2007.
- Oil and NGL production increased 14 percent from 2,394 BOE/d in the first quarter of 2006 to 2,721 BOE/d in the first quarter of 2007. The Saskatchewan properties acquired in 2006 contributed 290 BOE/d to Q1 2007 production.

Pricing and Price Risk Management

Natural Gas Pricing to June 30, 2006 (prior to the Profico acquisition)

- Focus had a differential between the realized price compared to the AECO average daily reference price resulting from:

  a) a higher than standard heat content of our natural gas at 1.16 GJ's per mcf;

  b) approximately 83 percent of our natural gas being delivered to British Columbia markets which received a lower price;

c) approximately 83 percent of our natural gas incurring transportation system charges in British Columbia which have a higher charge per mcf;

d) the timing differences between how physical gas is sold during the period versus the AECO daily average.

Natural Gas Pricing after June 30, 2006 (after the Profico acquisition)

- Focus has a differential between the realized price compared to the AECO average daily reference price resulting from:

  a) an average heat content of our natural gas of 1.06 GJ's per mcf;

  b) approximately 30 percent of natural gas being delivered to British Columbia markets which receives a lower price than the AECO reference price;

  c) approximately 30 percent of natural gas incurring transportation system charges in British Columbia which have a higher charge per mcf;

  d) the timing differences between how physical gas is sold during the period versus the AECO daily average.

- Realized natural gas price compared to AECO daily reference price to March 31, 2007:

	Three Months Ended March 31,	
Realized Price Per Mcf	**2007**	2006
AECO daily average (CDN$/mcf)(1)	**$ 7.41**	$ 7.50
Plus: heat content adjustment (1)(2)	**0.02**	0.75
Less: differential to B.C. markets (1)(2)	**(0.08)**	(0.39)
Less: transportation system charges (2)	**(0.34)**	(0.62)
Adjust: timing of actual gas sales (1)(2)	**(0.11)**	0.20
Price before price protection (physical & financial)	**6.90**	7.44
Impact of longer term physical sales contracts (1)	**0.22**	0.51
Financial hedging settlements	**0.66**	(0.03)
Focus realized price per mcf (3)	**$ 7.77**	$ 7.92
(1) Focus natural gas sales price per mcf (before transportation system charges and financial commodity contract settlements)	**$ 7.46**	$ 8.57
(2) Differential of Focus sales price to AECO daily reference price after transportation and before price protection per mcf	**$ (0.51)**	$ (0.07)

(3) Excludes the unrealized loss on financial commodity contracts and excludes the reclassification to earnings of gains on hedges

Natural Gas Pricing

- Natural gas reference prices continued to recover in the first quarter of 2007 as colder weather in February increased natural gas demand. The average AECO daily reference price per mcf for natural gas was $7.41 during the first quarter of 2007 compared with $6.99 for the fourth quarter of 2006 and $7.50 in the first quarter of 2006.

- Focus' realized natural gas price in the first quarter of 2007 was essentially flat compared to the fourth quarter of 2006 price of $7.80 per mcf due to a six percent increase in the reference price and a lower level of gains from the settlement of physical and financial commodity contracts. The realized price in the first quarter of 2007 was two percent lower than the first quarter of 2006 due to a slight decrease in the reference price of natural gas and a higher proportion of our natural gas production having a lower heat content.

- During the first quarter of 2007, the price protection program of Focus reduced some of the volatility in natural gas prices and increased the realized price received by $0.87 per mcf. During the quarter, 22 percent of natural gas was sold under forward physical sales contracts which resulted in natural gas sales being $2.2 million higher than if the natural gas had been sold based on the AECO daily reference price. A further 49 percent of natural gas production was hedged with financial instruments. The impact of the financial instrument settlements was positive $6.8 million for the first quarter of 2007.

- Accounting for financial contracts changed in 2007 to mark-to-market accounting from hedge accounting. This is further discussed in Note 12 of the notes to consolidated financial statements.

Crude Oil

- The price realized by Focus for crude oil, after settlement of financial hedges, was $62.61 per barrel for the first quarter of 2007 versus $63.13 for the comparable period in 2006 and $57.51 per barrel in the fourth quarter of 2006.
- The differential between the sales price of our crude oil compared with the Edmonton par reference price for light oil in the first quarter of 2007 was $4.92 per barrel. Heavy oil production, representing 15 percent of oil production for the quarter, had a differential of $21.05 per barrel compared with the light oil production which had a differential of $2.04 per barrel.
- Focus has utilized price protection for a portion of its crude oil production. For Q1 2007, 400 barrels per day were hedged financially with a gain of $0.1 million, or $0.44 per barrel. This compares with a cost of $0.3 million in the first quarter of 2006 on the 700 barrels per day hedged, or $2.14 per barrel. For the fourth quarter of 2006, 700 barrels per day were hedged with financial commodity contracts which resulted in a cost of $0.1 million, or $0.76 per barrel.

Price Protection

- Focus uses price protection through longer term physical delivery contracts and financial contracts to reduce the volatility in commodity prices in an effort to help maintain sustainable distributions.
- A full description of the outstanding financial instruments and physical sales contracts and their estimated mark-to-market values is contained in Notes 12 and 14 of the notes to consolidated financial statements.

Price Protection (volume and reference price)		2007			2008
		Q2	Q3	Q4	Q1
Natural gas	Mmcf/d	77.5	77.5	57.2	47.0
	CDN$/mcf	$8.01	$8.01	$8.52-$8.65	$8.92-$9.16
Crude oil	bbls/d	800	800	400	-
	CDN$/bbl	$70.47-$79.00	$70.47-$79.00	$70.00-$79.00	-

- These amounts assume a heat content of 1.06 GJ per mcf for our natural gas.

Changes in Accounting Policy

Effective January 1, 2007, the Trust adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, "Comprehensive Income"; Section 3861, "Financial Instruments – Disclosure and Presentation"; Section 3855, "Financial Instruments – Recognition and Measurement"; and, Section 3865, "Hedges", prospectively and therefore the comparative interim financial statements have not been restated. These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting.

Upon adoption of these new standards, the Trust discontinued hedge accounting on its financial commodity contracts. The unrealized gain on the outstanding contracts at January 1, 2007 has been included in accumulated other comprehensive income on adoption and will be deferred in accumulated other comprehensive income until the original hedged transaction is recognized in earnings which is over its original terms. All financial commodity contracts entered into subsequent to January 1, 2007 will be recorded at fair value on the balance sheet. These contracts will be adjusted to fair value each period with the change recognized in the determination of income. See Notes 3 and 12 of the notes to consolidated financial statements for further discussion.

The following table summarizes the income statement impact of the financial commodity contracts:

(thousands)	
Fair value of financial contracts outstanding at March 31, 2007 (liability) (1)	$ (3,400)
Fair value of financial contracts outstanding at December 31, 2006 (2)	25,786
Change in fair value – unrealized loss on financial commodity contracts	(29,186)
Cash settlement of financial contracts in the quarter	6,898
Reclassification to earnings of gains on hedges (3)	10,652
Income statement impact before tax	$ 11,636

(1) Represents the net derivative liability amount on the balance sheet

(2) The fair value of financial commodity contracts outstanding at December 31, 2006 was $25.8 million. This was recognized in accumulated other comprehensive income ("AOCI") and is amortized to income over the term of those contracts. AOCI and changes in other comprehensive income are presented in financial statements on a net-of-tax basis.

(3) Transitional provisions of the new standards require the fair value of the outstanding financial contracts at December 31, 2006 be recognized in income over the term of the contracts. This amount represents the first quarter amortization of the December 31, 2006 fair value amount.

The following table summarizes the financial statement effects of the recognition of accumulated other comprehensive income:

(thousands)	
On adoption, net of tax ($25.9 million less related tax of $8.0 million) (1)	$ 17,947
Amortized to income, net of tax ($10.7 million less related tax of $3.3 million)	7,367
Balance as at March 31, 2007	$ 10,580

(1) Adoption amount includes $0.2 million related to the amortization of other commodity contracts.

Physical commodity contracts will continue to be accounted for on an accrual basis.

Production Revenue

- Production revenue, including financial contract hedging settlements, was $99.3 million for the three months ended March 31, 2007 compared to $48.1 million in Q1 2006. Approximately 85 percent of production revenue was from natural gas.
- The increase in production revenue is mostly due to increased production volumes from the Profico acquisition and partially offset by lower price realizations.
- Production revenue for Q1 2007 increased by approximately $1.0 million from Q4 2006. Higher natural gas and NGL production volumes were partially offset by lower crude oil production volumes.

Royalties

Royalties, as a percentage of revenue before financial commodity contract settlements and net of transportation charges, were 20 percent in the first quarter of 2007 compared to 23 percent in the first quarter of 2006. Crown royalties on the Saskatchewan properties are generally lower than on the properties in Alberta and British Columbia. The effective royalty rate during this period decreased to 18 percent from 23 percent in the prior year due to the impact of the Saskatchewan properties and financial hedging settlements. Financial commodity contract settlements are not subject to royalties.

Production Expenses

	2007	2006				2005		
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Production expenses per BOE	$4.50	$4.04	$3.50	$4.62	$5.50	$4.61	$3.56	$4.10

- Production expenses for the first quarter of 2007 were $4.50 per BOE compared with $4.04 per BOE for the fourth quarter of 2006 and $5.50 for the first quarter of 2006. Our yearly production expenses remain on target to our guidance of $3.75 to $4.25 per BOE.

- Production expenses increased from the fourth quarter of 2006 due to additional costs for chemicals and maintenance in relation to cold weather freeze-offs in Saskatchewan. In addition, repairs on compressor equipment in Saskatchewan and regular maintenance and restocking of supplies in the winter-only access areas of British Columbia caused increased costs.
- Production expenses declined from the first quarter of 2006 largely due to the addition of the lower production expense Saskatchewan properties.

General and Administrative Expenses

(thousands)	Three Months Ended March 31, 2007	2006
Cash G&A expenses	$ 4,313	$ 1,850
Overhead recoveries	(2,695)	(942)
Total cash G&A expenses	1,618	908
Non-cash G&A expense(1)	-	381
Trust Unit Rights Plan expense(2)	687	332
Net G&A reported	$ 2,305	$ 1,621
Cash-based G&A per BOE	$ 0.82	$ 1.02
Net reported G&A per BOE	$ 1.17	$ 1.82

(1) Gross general and administrative expenses for the first quarter of 2006 include $0.8 million related to the Executive Bonus Plan. Half of this amount was non-cash and settled through the issuance of units from treasury at a price equal to the average of the last five trading days of the month for which the bonus relates. The Executive Bonus Plan was terminated June 30, 2006.

(2) Trust Unit Rights Plan compensation expense is calculated using the fair value method adopted in 2003 and represents a non-cash charge. Details of this compensation expense are contained in Note 10 of the notes to consolidated financial statements.

Cash-based general and administrative expenses were $0.82 per BOE for the first quarter of 2007 compared to $1.02 per BOE for the first quarter of 2006 and $0.99 per BOE in the fourth quarter of 2006. With the acquisition of Profico in late June 2006, Focus increased its organizational strength with the addition of personnel in all areas of the Trust as required by the expanded production base, capital programs and corporate requirements. This growth increased general and administrative costs associated with personnel, rent and corporate activities. Notwithstanding that Focus has grown in size, general and administrative expenses per BOE have declined due to increased production of the Trust after the acquisition and additional overhead recoveries from the acquired operated properties. The level of overhead recoveries from capital projects is determined by the magnitude of capital programs operated by Focus and are generally higher in the first quarter of the year.

Focus has completed a process to review and update the long-term compensation plans to better suit the expanded employee base of the Trust and be more comparable with the standard industry compensation framework for a trust of this size. At the Annual General and Special Meeting on May 17, 2007, unitholders will be asked to consider and approve the adoption of a unit award incentive plan which will authorize our board to grant awards of restricted units and performance units. This process of change has taken several months and resulted in Focus being without an effective long-term incentive plan. As a bridge to a new long-term incentive plan that is expected to be in place later in the year, Focus is paying a retention bonus to employees in July 2007. This payment was approved by the board of directors during the first quarter of 2007. The current financial statements include a one-time cash bonus of $1.5 million payable to employees in the third quarter of 2007 of which $1.2 million was allocated to general and administrative expenses and $0.3 million was allocated to production expenses.

Interest and Financing Expenses

Interest and financing expenses were flat at $4.1 million in both the first quarter of 2007 and the fourth quarter of 2006. Although outstanding long-term debt increased $14 million from $297 million at December 31, 2006 to $311 million at March 31, 2007, average long-term debt levels decreased slightly in the first quarter of 2007 compared to the fourth quarter of 2006. Interest rates remained essentially the same.

Interest and financing expenses increased from $1.0 million in the first quarter of 2006 to $4.1 million in the first quarter of 2007 commensurate with higher debt levels and slightly higher interest rates. Outstanding long-term debt at March 31, 2007 was $311 million compared to $99 million at March 31, 2006. The increase is largely due to the additional debt associated with the Profico business acquisition of $179 million which was incurred near the end of June 2006.

Depletion and Depreciation

The depletion and depreciation rate, excluding the impact of exchangeable share conversions, for the three months ended March 31, 2007, increased slightly to $23.18 per BOE ($25.00 per BOE, including the exchangeable share impact) compared to $22.95 per BOE ($24.61 per BOE, including the exchangeable share impact) in the fourth quarter of 2006.

The depletion and depreciation rate, excluding the impact of exchangeable share conversions, for the three months ended March 31, 2006 was $11.76 per BOE ($15.39 per BOE, including the exchangeable share impact). The increase in rate to March 31, 2007 is largely due to the Profico acquisition in June 2006 for which the trust recorded a higher proportionate cost per BOE of proved reserves compared to the historic Focus properties.

The depletion and depreciation rate incorporates the results of independent reserve reports dated December 31, 2006 and actual capital expenditures.

Asset Retirement Obligation

The asset retirement obligation increased $1.8 million to $37.9 million at March 31, 2007 from $36.1 million at December 31, 2006. The increase is largely due to drilling activity offset by lower accretion expense. The asset retirement obligation recorded represents the net present value of cash flows required to settle asset retirement obligations, and a full description is contained in Note 5 of the notes to consolidated financial statements.

Income and Other Taxes

Income and other taxes include a future income tax recovery of $10.7 million in the first quarter of 2007 compared to a recovery of $3.1 million in the first quarter of 2006. The recovery of future income tax results from distributions to unitholders which transfers taxable income from the Trust to individual unitholders and from the depletion associated with accounting for exchangeable shares.

Certain of the Trust's assets are held by entities which transfer taxable income to unitholders. The excess of the carrying value of these assets over the tax value is approximately $74.9 million.

On March 29, 2007, the Federal Government's Bill C-52, which contains legislation pertaining to the taxation of distributions from publicly traded Canadian income trusts, royalty trusts and partnerships, received First Reading in the House of Commons. The legislation includes a 31.5 percent tax imposed on income before distributions at the trust level and taxed to the taxable Canadian investor, effectively as a dividend. If enacted, the legislation would apply to the Trust effective January 1, 2011.

Because this legislation is not substantively enacted at March 31, 2007, there is no impact on the recognition of future income taxes in the first quarter of 2007. If the legislation is enacted, the Trust's taxable status will change resulting in recognition of future tax liabilities at substantively enacted tax rates in respect of temporary differences described above. As the Trust would become a taxable entity in 2011, under Bill C-52 future income tax recoveries would likely not be recognized for income transfers from the Trust to unitholders for 2011 onward.

The Trust is currently assessing various structural alternatives in light of the Government's proposals. Despite the structural implication of the legislation, the core business of the Trust remains the same.

On December 15, 2006, the Government announced guidance regarding "normal growth" for equity capital during the transitional period from October 31, 2006 to 2011. This amount will be measured with reference to the Trust's market capitalization on October 31, 2006. The "normal growth" will permit new equity of 40 percent to the end of December 31, 2007 with an additional 20 percent per year 2008 through 2010, for a total of 100 percent. In addition, Trusts will be permitted to repay existing debt outstanding on October 31, 2006 without impacting the normal growth limits.

Capital Expenditures

Capital expenditures for field operations for the first quarter of 2007 were $49.6 million. Expenditures were split almost evenly between our two major core areas at Shackleton and Tommy Lakes.

At Shackleton we spent $23.9 million to drill 88 (82.4 net) Milk River gas wells with a 100 percent success rate. During the quarter we also installed two additional compressors at existing facilities to process production volumes from the winter program. Of the 88 wells drilled, 68 were tied in and placed on production prior to breakup and 13 will be tied in as part of our Q2 program. The remaining seven wells were delineation wells drilled to test the economic limits of the Shackleton

pool. These wells will be completed in the second quarter, but will be tied in at such time as our pipeline infrastructure is extended into these areas. Overall we are very pleased with the winter program in Shackleton. The program came in on time, on budget and as per expectations in terms of well results.

At Tommy Lakes we spent $23.5 million for the drilling of six (6.0 net) successful wells. During the period we tied in 15 (13.5 net) wells, which consisted of six wells (6.0 net) drilled during the quarter, eight (7.0 net) wells drilled late in the fourth quarter of 2006, and one (0.5 net) standing well. Overall, this winter's Tommy Lakes program met our objectives in terms of pool development and delineation, while also coming in on time and on budget.

The remaining capital of $2.2 million for the period consisted of $0.9 million for the drilling of two (0.9 net) successful Slave Point oil wells at Loon Lake and $1.3 million spent on workovers, recompletions and production optimization activities on our minor properties.

Capital expenditures for the balance of 2007 are expected to be in the range of $45 to $50 million. The remaining capital program will involve the drilling of approximately 145 net wells, consisting of 140 wells at Shackleton and the first five wells of our winter drilling program at Tommy Lakes.

Liquidity and Capital Resources

As at March 31, 2007 Focus had a working capital deficit of $16.5 million compared with working capital deficit of $11.1 million at December 31, 2006 and working capital deficit of $10.1 million at March 31, 2006. The working capital deficiency has increased from year end mainly due to the higher level of capital expenditures in the first quarter as well as the increase in the derivative liability of $3.4 million arising from accounting for financial commodity contracts. On a monthly basis there are fluctuations in accounts receivable and accounts payable reflecting the extent of capital programs, distributions to unitholders after month end and accrued revenue and royalties for the current month.

Long-term debt at March 31, 2007 was $311 million compared with $297 million at December 31, 2006 and $99 million at March 31, 2006. The increase in long-term debt from year end results from the timing of capital expenditures, as Focus is most active in the first quarter with its winter drilling programs.

Focus had a $350 million revolving syndicated credit facility among four Canadian financial institutions and a $15 million operating facility at December 31, 2006. The credit facility revolves until June 25, 2007, whereupon it may be renewed for a further 364-day term subject to a review by the lenders. If not extended, principal payments will commence after expiry of the revolving period and will consist of three quarterly payments of eight and one-third percent commencing 15 months after the term date and the remaining 75 percent at the end of the term. Focus has requested the extension. The credit facilities are secured by a floating charge debenture covering all of the assets of the Trust and a general security agreement.

Long-term debt plus the working capital deficiency increased $19.5 million during the first quarter of 2007 from $308.1 million at December 31, 2006 to $327.5 million at March 31, 2007. This increase of $19.4 million during the year primarily resulted from the following factors:

- Funds flow from operations of $64.4 million plus $19.5 million of debt and working capital were used to fund $33.0 million in distributions declared to unitholders, $49.6 million invested in capital expenditures for field operations, and $1.3 million of contributions to the reclamation fund and reclamation costs.
- Proceeds were $3.4 million from the issuance of equity pursuant to the exercise of trust unit appreciation rights ($0.5 million) and from the Distribution Reinvestment and Optional Trust Unit Purchase Plan ("DRIP Plan") ($2.9 million).
- The change in working capital includes $3.4 million related to accounting for financial commodity contracts.

Central to Focus' business strategy is the concept of sustainability where the sum of capital expenditures to maintain production and distributions is equal to funds flow from operations. Focus plans to finance its program for production replacement primarily through investing approximately 35 to 45 percent of funds flow from operations. Capital expenditures, including acquisitions and significant purchases of undeveloped land, above this level will be financed through a combination of funds flow, debt and equity.

On October 11, 2006 Focus announced the introduction of the DRIP Plan which provides eligible unitholders of Focus trust units the advantage of accumulating additional trust units by reinvesting their cash distributions paid by Focus and by making optional payment for additional trust units.

Under the distribution reinvestment portion of the DRIP Plan, participants can potentially buy additional units from treasury at 95 percent of the average market price. This DRIP Plan provides a service to unitholders and increases the financial flexibility of Focus. Focus wants to maintain financial flexibility at a time of shifting commodity prices. Consistent with the experience of other trusts for this basic type of plan, we expect the DRIP Plan will generate between $5.0 million and $10.0 million through the issuance of equity on an annual basis. Focus will generally use funds generated by this plan to reduce debt and invest in additional capital projects (including land purchases and expanded development operations).

Capitalization Table

(thousands except per-unit amounts)	March 31, 2007	December 31, 2006
Long-term debt	**$ 311,000**	$ 297,000
Plus: working capital deficiency	**16,537**	11,122
Total debt	**$ 327,537**	$ 308,122
Units outstanding and issuable for exchangeable shares	**78,765**	78,504
Market price	**$ 17.88**	$ 18.18
Market capitalization	**$1,408,327**	$1,427,203
Total capitalization	**$1,735,864**	$1,736,507
Total debt as a percentage of total capitalization	**18.9%**	17.8%
Annualized funds flow from operations (1)	**$ 261,235**	$ 247,062
Total debt to funds flow	**1.3x**	1.2x

(1) March 31, 2007 is based on the funds flow of the Trust for the 90-day period. The calculation of debt to annualized funds flow at December 31, 2006 is based on the $124.5 million of funds flow from operations of the Trust for the period of July 1 to December 31, 2006 to more appropriately match the asset base after the acquisition with the debt level after the acquisition late in June 2006.

2007 Cash Distributions

Ex-Distribution Date	Record Date	Distribution Payment Date	Distribution per Unit
January 29, 2007	January 31, 2007	February 15, 2007	$0.14
February 26, 2007	February 28, 2007	March 15, 2007	$0.14
March 28, 2007	March 31, 2007	April 16, 2007	$0.14
April 26, 2007	April 30, 2007	May 15, 2007	$0.14
May 29, 2007	May 31, 2007	June 15, 2007	$0.14(*)
June 27, 2007	June 30, 2007	July 16, 2007	$0.14(*)

(*) estimated

Focus declared distributions of $0.42 per unit in respect of January to March 2007 production. Cash distributions of the Trust are essentially taxed to the unitholders as ordinary income.

The distribution rate reflects Focus' commitment to a business strategy of sustainability where the sum of capital expenditures and distributions is approximately equal to cash flow. The Trust continually monitors the forward strip for natural gas and takes action in a prudent and proactive manner to ensure sustainability through price protection activities and by adjusting capital programs and distribution levels.

Exchangeable partnership units receive a cash distribution equal to the cash distribution declared for each Focus unit.

Contractual Obligations and Commitments

The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments and sales commitments. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. See Note 17 of the notes to consolidated financial statements for further details.

Critical Accounting Estimates

Focus' financial and operating results incorporate certain estimates including:

- estimated revenues, royalties and operating expenses on production as at a specific reporting date but for which actual revenues and expenses have not yet been received;
- estimated capital expenditures on projects that are in progress;

- estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves that the Trust expects to recover in the future, estimated future salvage values, and estimated future capital costs;
- estimated fair values of derivative contracts and physical sales contracts that are subject to fluctuation depending upon the underlying commodity prices and foreign exchange rates;
- estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures.

The Trust has hired individuals and consultants who have the skill sets to make such estimates and ensures that the individuals and departments with the most knowledge of an activity are responsible for the estimates. Past estimates are reviewed and compared to actual results in order to make more informed decisions on future estimates. The management team's mandate includes ongoing development of procedures, standards and systems to allow the Trust to make the best estimates possible.

Assessment of Business Risks

Refer to the Assessment of Business Risks section of the Trust's 2006 Annual Report MD&A for a detailed assessment.

Environmental Regulation and Risk

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. In 2002, the Government of Canada ratified the Kyoto Protocol (the "Protocol"), which calls for Canada to reduce its greenhouse gas emissions to specified levels. There has been much public debate with respect to Canada's ability to meet these targets and the Government's strategy or alternative strategies with respect to climate change and the control of greenhouse gases. Implementation of strategies for reducing greenhouse gases whether to meet the limits required by the Protocol or as otherwise determined, could have a material impact on the nature of oil and natural gas operations, including those of Focus.

The Federal Government released on April 26, 2007, its Action Plan to Reduce Greenhouse Gases and Air Pollution (the "Action Plan"), also known as ecoACTION and which includes the Regulatory Framework for Air Emissions. This Action Plan covers not only large industry, but regulates the fuel efficiency of vehicles and the strengthening of energy standards for a number of energy-using products. Regarding large industry and industry related projects, the Government's Action Plan intends to achieve the following: (i) an absolute reduction of 150 megatonnes in greenhouse gas emissions by 2020 by imposing mandatory targets; and (ii) air pollution from industry is to be cut in half by 2015 by setting certain targets. New facilities using cleaner fuels and technologies will have a grace period of three years. In order to facilitate companies' compliance of the Action Plan's requirements, while at the same time allowing them to be cost-effective, innovative and adopt cleaner technologies, certain options are provided. These are: (i) in-house reductions; (ii) contributions to technology funds; (iii) trading of emissions with below-target emission companies; (iv) offsets; and (v) access to Kyoto's Clean Development Mechanism.

On March 8, 2007, the Alberta Government introduced Bill 3, the *Climate Change and Emissions Management Amendment Act*, which intends to reduce greenhouse gas emission intensity from large industries. Bill 3 states that facilities emitting more than 100,000 tonnes of greenhouse gases a year must reduce their emissions intensity by 12 percent starting July 1, 2007; if such reduction is not initially possible the companies owning the large emitting facilities will be required to pay $15 per tonne for every tonne above the 12 percent target. These payments will be deposited into an Alberta-based technology fund that will be used to develop infrastructure to reduce emissions or to support research into innovative climate change solutions. As an alternate option, large emitters can invest in projects outside of their operations that reduce or offset emissions on their behalf, provided that these projects are based in Alberta. Prior to investing, the offset reductions, offered by a prospective operation, must be verified by a third party to ensure that the emission reductions are real.

Given the evolving nature of the debate related to climate change and the control of greenhouse gases and resulting requirements, it is not possible to predict the impact of those requirements on Focus and its operations and financial condition.

Review of Alberta Royalty and Tax Regime

On February 16, 2007, the Alberta Government announced that a review of the province's royalty and tax regime (including income tax and freehold mineral rights tax) pertaining to oil and gas resources, including oil sands, conventional oil and gas and coalbed methane, will be conducted by a panel of experts, with the assistance of individual Albertans and key stakeholders. The review panel is to produce a final report that will be presented to the Minister of Finance by August 31, 2007.

Disclosure Controls and Controls Over Financial Reporting

The Trust maintains a Disclosure Committee (the "Committee") that is responsible for ensuring that all public and regulatory disclosures are sufficient, timely and appropriate, and that disclosure controls and procedures are operating effectively. The Committee consists of the Chief Executive Officer and each of the Vice Presidents. As at the end of the period covered by this report, the design and operating effectiveness of the Trust's disclosure controls were evaluated by the Chief Executive Officer and the Chief Financial Officer. According to this evaluation, the Trust's disclosure controls and procedures are effective to ensure that any material, or potentially material, information is made known to the Committee and is properly included in this report. This evaluation took into consideration Focus' Disclosure, Confidentiality & Trading Policy and the functioning of its senior management, board of directors and board committees.

Management has designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with GAAP and has concluded, as of March 31, 2007, that the design of internal controls over financial reporting was effective.

There were no changes in internal control over financial reporting that have materially affected or are reasonably likely to materially affect the Trust's internal control over financial reporting in the first quarter of 2007.

The Trust's management, including the Chief Executive Officer and the Chief Financial Officer, do not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all error or fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Trust have been detected.

Outlook – 2007

The Trust's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated significantly over recent years and are determined by global demand and supply factors.

The following chart summarizes Focus' 2007 outlook. No acquisitions are assumed for the purpose of these forecasts.

In 2007, Focus will continue its active drilling and development program on its major natural gas properties. It is anticipated that these development opportunities will maintain production by offsetting production declines.

We do not attempt to forecast commodity prices, and as a result, we do not forecast funds flow from operations or future cash distributions to unitholders.

Summary of 2007 Expectations

Average annual production	21,500 – 23,500 BOE/d
Weighting to natural gas	89%
Production expenses per BOE	$3.75 - $4.25
Cash G&A expenses per BOE	$0.90 - $1.10
Capital expenditures - field	$95 - $115 million
Average annual payout ratio	55% - 65%
Approximate taxable portion of distributions	100%
Funds from operations/net debt	1.1x – 1.3x

Focus is committed to increasing the long-term value of the Trust to unitholders. The following goals are the foundation of our commitment to value creation:

- Maximize the value of existing assets ;
- Attract and retain the best value creation team;
- Pursue quality acquisitions that are strategic and accretive;
- Protect margins and improve profitability;
- Create value through operational expertise and control; and
- Maintain financial flexibility and strength.

Summary of Quarterly Results

The following table provides a summary of results for each of the last eight quarters. Significant factors and trends which have impacted these results include:

- Revenue and royalties are directly related to fluctuations in the underlying commodity prices and the extent to which price protection has been achieved through financial hedges and forward physical sales contracts.
- Prior to the Profico acquisition in late June 2006, many of the natural gas areas of Focus were only accessible in the winter. This includes the Tommy Lakes area, which is-significant from a production and development program perspective. Please refer to the Seasonality of Operations section for additional information.
- Focus completed a major acquisition in June 2006 for approximately $1.1 billion where production more than doubled. Properties acquired allow for year-round access. The acquisition was financed with the issuance of 40.8 million trust units or exchangeable partnership units and an increase in long-term debt plus working capital deficiency of $179 million. See the Business Acquisition section for additional information.
- Effective January 1, 2007, the Trust discontinued hedge accounting on its financial commodity contracts. See Changes in Accounting Policy section for further discussion.

Summary of Quarterly Results

(thousands of dollars, except as indicated)	2007 Q1	2006 Q4	2006 Q3	2006 Q2	2006 Q1	2005 Q4	2005 Q3	2005 Q2
FINANCIAL								
Production revenue and financial commodity contract settlements[1]	99,269	98,434	90,395	48,663	48,146	52,315	48,790	46,583
Funds flow from operations	64,414	64,412	60,134	27,988	28,688	32,350	29,773	27,436
Per unit – basic	$0.82	$0.81	$0.77	$0.70	$0.77	$0.86	$0.80	$0.73
Cash distributions per trust unit	$0.42	$0.48	$0.48	$0.57	$0.57	$0.54	$0.52	$0.48
Payout ratio (per-unit basis)	51%	59%	63%	82%	74%	63%	65%	66%
Net income[2]	5,748	21,646	12,671	21,873	16,780	17,858	17,573	14,682
Per unit – basic	$0.07	$0.28	$0.19	$0.57	$0.46	$0.49	$0.48	$0.40
Capital expenditures	49,642	26,986	36,457	2,674	24,289	10,865	5,658	3,962
Acquisition expenditures, net	-	45	-	1,091,294	-	(33)	10,394	-
Long-term debt plus working capital	327,537	308,122	313,013	297,451	109,094	92,518	94,252	88,965
Total Trust Units – outstanding (000's)	78,765	78,504	78,425	78,359	37,521	37,456	37,418	37,339
OPERATIONS								
Average daily production								
Crude oil (bbls/d)	1,911	1,965	1,844	1,563	1,610	1,714	1,718	1,779
NGLs (bbls/d)	810	706	740	682	784	762	833	770
Natural gas (mcf/d)	115,515	113,539	115,612	46,753	45,137	42,629	44,910	46,997
BOE (@ 6:1)	21,974	21,594	21,853	10,038	9,917	9,582	10,036	10,382

(1) Production revenue includes settlements for financial commodity contracts and excludes the unrealized loss on commodity contracts and excludes the reclassification to earnings of gains on hedges.

(2) Effective January 1, 2007, the Trust discontinued hedge accounting for its financial commodity contracts. See Changes in Accounting Policy for further discussion.

LOGarc Search Results

Well Location	Well Name	Lic #	TD	TD Form	RR Date	Spud Date	Archive
141/06-26-020-16W3/00	ENERMARK LACADENA SOUTH 6-26-20-16	02L206	572.00		Dec 22, 2002	Dec 20, 2002	LOGTECH PUBLIC
121/06-23-020-17W3/00	HART LAND RUSSELTON 6-23-20-17	02I017	516.00		Sep 15, 2002	Sep 13, 2002	LOGTECH PUBLIC
121/06-35-020-17W3/00	HART LAND RUSSELTON 6-35-20-17	02I018	515.00		Sep 17, 2002	Sep 15, 2002	LOGTECH PUBLIC
141/16-07-020-18W3/00	PEOC ABBEY 16-7-20-18	05F100	719.00		Jul 30, 2005	Jul 29, 2005	LOGTECH PUBLIC
141/07-27-020-18W3/00	HUSKY CABRI N 7-27-20-18	02E289	455.50	UPPER COLORADO	May 31, 2002	May 23, 2002	LOGTECH PUBLIC
131/11-13-020-19W3/00	HUSKY SHACKLETON 11-13-20-19	01H352	490.20		Sep 19, 2001	Sep 08, 2001	LOGTECH PUBLIC
141/10-28-020-19W3/00	HUSKY SHACKLETON 10-28-20-19	02A088	461.00		Feb 07, 2002	Jan 21, 2002	LOGTECH PUBLIC
141/08-29-020-19W3/00	ACTION RIPPER ABBEY 8-29-20-19	04F476	510.00	UPPER COLORADO	Jul 02, 2004	Jun 30, 2004	LOGTECH PUBLIC
141/16-29-020-19W3/00	ACTION RIPPER ABBEY 16-29-20-19	04K066	434.00	MILK RIVER	Dec 04, 2004	Dec 01, 2004	LOGTECH PUBLIC
141/08-30-020-19W3/00	ACTION RIPPER ABBEY 8-30-20-19	04F099	538.00	UPPER COLORADO	Jul 10, 2004	Jul 03, 2004	LOGTECH PUBLIC
141/16-30-020-19W3/00	ACTION RIPPER ABBEY 16-30-20-19	04K071	499.00	MILK RIVER	Dec 11, 2004	Dec 09, 2004	LOGTECH PUBLIC
141/06-31-020-19W3/00	ACTION RIPPER ABBEY 6-31-20-19	04K076	499.00	MILK RIVER	Dec 08, 2004	Dec 06, 2004	LOGTECH PUBLIC
141/14-31-020-19W3/00	ACTION RIPPER ABBEY 14-31-20-19	04F191	538.00	UPPER COLORADO	Jul 20, 2004	Jul 18, 2004	LOGTECH PUBLIC
141/16-31-020-19W3/00	ACTION RIPPER ABBEY 16-31-20-19	04K075	428.00	MILK RIVER	Dec 06, 2004	Dec 04, 2004	LOGTECH PUBLIC
101/11-36-020-19W3/00	HUSKY SHACKLETON 11-36-20-19	01H353	455.00		Sep 24, 2001	Sep 09, 2001	LOGTECH PUBLIC
111/11-27-020-20W3/00	ACTION RIPPER ABBEY 11-27-20-20	01B025	688.00		May 16, 2001	May 14, 2001	LOGTECH PUBLIC
141/08-36-020-20W3/00	ACTION RIPPER ABBEY 8-36-20-20	03A071	543.00	UPPER COLORADO	Jun 27, 2003	Jun 24, 2003	LOGTECH PUBLIC
141/12-28-020-24W3/00	EOG LIEBENTHAL 12-28-20-24	06K058	508.00		Dec 06, 2006	Nov 18, 2006	LOGTECH PUBLIC
141/06-31-020-24W3/00	EOG LIEBENTHAL 6-31-20-24	06F195	537.00		Jul 23, 2006	Jul 06, 2006	LOGTECH PUBLIC
141/08-31-020-24W3/00	EOG LIEBENTHAL 8-31-20-24	06F196	536.00		Jul 23, 2006	Jul 07, 2006	LOGTECH PUBLIC
141/14-31-020-24W3/00	EOG LIEBENTHAL 14-31-20-24	06D177	510.00		Jul 21, 2006	Jul 07, 2006	LOGTECH PUBLIC
141/06-35-020-24W3/00	EOG LIEBENTHAL 6-35-20-24	06C167	522.00		Jul 11, 2006	Jun 29, 2006	LOGTECH PUBLIC
141/06-24-020-25W3/00	EOG LIEBENTHAL 6-24-20-25	06C159	506.00		Dec 17, 2006	Nov 23, 2006	LOGTECH PUBLIC
101/11-05-021-16W3/00	ACTION RIPPER KYLE 11-5-21-16	02I067	545.00		Sep 19, 2002	Sep 16, 2002	LOGTECH PUBLIC
141/08-09-021-16W3/00	ACTION RIPPER LACADENA SOUTH 8-9-21-16	04A075	545.00		Feb 23, 2004	Feb 10, 2004	LOGTECH PUBLIC
141/14-09-021-16W3/00	ACTION RIPPER LACADENA SOUTH 14-9-21-16	04A078	546.00		Feb 24, 2004	Feb 09, 2004	LOGTECH PUBLIC
141/14-10-021-16W3/00	ACTION RIPPER LACADENA SOUTH 14-10-21-16	04A077	549.00		Feb 22, 2004	Feb 11, 2004	LOGTECH PUBLIC
141/14-11-021-16W3/00	ACTION RIPPER LACADENA SOUTH 14-11-21-16	04A076	558.00		Feb 20, 2004	Feb 12, 2004	LOGTECH PUBLIC
141/14-12-021-16W3/00	ACTION RIPPER LACADENA SOUTH 14-12-21-16	04A101	555.00		Feb 19, 2004	Feb 14, 2004	LOGTECH PUBLIC
141/14-16-021-16W3/00	ACTION RIPPER LACADENA SOUTH 14-16-21-16	03L330	546.00		Feb 18, 2004	Feb 08, 2004	LOGTECH PUBLIC
141/14-21-021-16W3/00	ACTION RIPPER LACADENA SOUTH 14-21-21-16	03K281	545.00		Feb 17, 2004	Feb 06, 2004	LOGTECH PUBLIC
141/14-22-021-16W3/00	ACTION RIPPER LACADENA SOUTH 14-22-21-16	03L329	541.00		Feb 16, 2004	Feb 07, 2004	LOGTECH PUBLIC
141/08-28-021-16W3/00	ACTION RIPPER LACADENA SOUTH 8-28-21-16	04A073	532.00		Feb 14, 2004	Feb 05, 2004	LOGTECH PUBLIC
141/14-28-021-16W3/00	ACTION RIPPER LACADENA SOUTH 14-28-21-16	03K275	529.00		Feb 13, 2004	Feb 04, 2004	LOGTECH PUBLIC
111/10-33-021-17W3/00	HUSKY ABBEY 10-33-21-17	02G291	556.00		Sep 03, 2002	Jul 24, 2002	LOGTECH PUBLIC
131/06-36-021-17W3/00	HUSKY ABBEY 6-36-21-17	02G421	531.20		Aug 31, 2002	Aug 03, 2002	LOGTECH PUBLIC
141/06-05-021-18W3/00	PROFICO ABBEY 6-5-21-18	04E249	790.70	MANNVILLE	Jun 23, 2004	Jun 20, 2004	LOGTECH PUBLIC
101/06-08-021-18W3/00	PROFICO CABRI N 6-8-21-18	02A027	446.50		Feb 02, 2002	Jan 28, 2002	LOGTECH PUBLIC
141/16-12-021-18W3/00	HUSKY LACADENA SOUTH 16-12-21-18	05L267	474.00		Jan 12, 2006	Jan 09, 2006	LOGTECH PUBLIC
141/10-17-021-18W3/00	HUSKY CABRI N 10-17-21-18	01L135	450.00		Jan 29, 2002	Jan 19, 2002	LOGTECH PUBLIC
141/08-27-021-18W3/00	HUSKY LACADENA S 8-27-21-18	03A073	465.20	UPPER COLORADO	Feb 03, 2003	Jan 30, 2003	LOGTECH PUBLIC
111/06-32-021-18W3/00	PROFICO ABBEY 6-32-21-18	03E080	386.00	UPPER COLORADO	Feb 17, 2004	Feb 13, 2004	LOGTECH PUBLIC
121/06-01-021-19W3/00	HUSKY ABBEY SWD 6-1-21-19	04J211	825.00		Nov 19, 2004	Nov 14, 2004	LOGTECH PUBLIC
141/06-01-021-19W3/00	HUSKY ABBEY 6-1-21-19	04J181	461.00	UPPER COLORADO	Nov 22, 2004	Nov 19, 2004	LOGTECH PUBLIC
141/11-11-021-19W3/00	HUSKY ABBEY 11-11-21-19	01E045	512.80		May 30, 2001	May 17, 2001	LOGTECH PUBLIC

LOGarc Search Results

	Well Location		Well Name	Lic #	TD	TD Form	RR Date	Spud Date	Archive
+	111/01-19-021-19W3/00	☐	RENAISSANCE ABBEY 1A-19-21-19	99J055	515.00		Nov 16, 1999	Nov 12, 1999	LOGTECH PUBLIC
+	101/11-24-021-19W3/00	☐	HUSKY ABBEY 11-24-21-19	01H354	428.80		Sep 30, 2001	Sep 10, 2001	LOGTECH PUBLIC
+	131/14-29-021-19W3/00	☐	HUSKY ABBEY 14-29-21-19	02I094	422.00	UPPER COLORADO	Sep 23, 2002	Sep 21, 2002	LOGTECH PUBLIC
+	111/11-32-021-19W3/00	☐	RENAISSANCE ABBEY 11-32-21-19	00E275	477.20		May 26, 2001	May 18, 2001	LOGTECH PUBLIC
+	121/16-32-021-19W3/00	☐	HUSKY ABBEY 16-32-21-19	05I176	438.00		Jan 26, 2006	Jan 24, 2006	LOGTECH PUBLIC
+	141/08-02-021-20W3/00	☐	HUSKY ABBEY 8-2-21-20	02L084	533.80	UPPER COLORADO	Jan 25, 2003	Dec 07, 2002	LOGTECH PUBLIC
+	101/06-06-021-20W3/00	☐	PROFICO ABBEY 6-6-21-20	03B185	525.00		Mar 04, 2003	Mar 01, 2003	LOGTECH PUBLIC
+	141/08-12-021-20W3/00	☐	PROFICO ABBEY 8-12-21-20	02E203	440.00	UPPER COLORADO	Jun 01, 2002	May 29, 2002	LOGTECH PUBLIC
+	141/07-13-021-20W3/00	☐	HUSKY ABBEY 7-13-21-20	01I013	415.00		Oct 04, 2001	Sep 11, 2001	LOGTECH PUBLIC
+	131/14-31-021-20W3/00	☐	HUSKY ABBEY 14-31-21-20	03K174	427.00	UPPER COLORADO	Dec 03, 2003	Dec 01, 2003	LOGTECH PUBLIC
+	141/16-33-021-20W3/00	☐	PROFICO ABBEY 16-33-21-20	04H199	201.00		Nov 07, 2004	Nov 06, 2004	LOGTECH PUBLIC
+	141/16-05-021-21W3/00	☐	PROFICO LANCER 16-5-21-21	04F521	550.00		Aug 01, 2004	Jul 30, 2004	LOGTECH PUBLIC
+	101/11-17-021-21W3/00	☐	PROFICO LANCER 11-17-21-21	03B184	512.00		Mar 09, 2003	Mar 07, 2003	LOGTECH PUBLIC
+	101/08-25-021-21W3/00	☐	HUSKY ABBEY 8-25-21-21	03G030	460.50	UPPER COLORADO	Jul 18, 2003	Jul 15, 2003	LOGTECH PUBLIC
+	141/11-08-021-22W3/00	☐	CWLS PORTREEVE 11-8-21-22	02I182	584.50		Sep 23, 2002	Sep 21, 2002	LOGTECH PUBLIC
+	131/16-20-021-22W3/00	☐	PROFICO ENERMARK ABBEY W SWD 16-20-21-22	05E358	899.00		Jun 22, 2005	Jun 15, 2005	LOGTECH PUBLIC
+	131/14-23-021-22W3/00	☐	PROFICO ICE PORTREEVE 14-23-21-22	03H434	515.00		Sep 29, 2003	Sep 24, 2003	LOGTECH PUBLIC
+	101/06-28-021-22W3/00	☐	PROFICO PORTREEVE 6-28-21-22	03B088	517.00		Feb 28, 2003	Feb 24, 2003	LOGTECH PUBLIC
+	141/06-35-021-22W3/00	☐	PROFICO PORTREEVE 6-35-21-22	04D153	509.00	UPPER COLORADO	Jun 22, 2004	Jun 19, 2004	LOGTECH PUBLIC
+	141/06-07-021-23W3/00	☐	PROFICO ICE LEMSFORD S 6-7-21-23	03I074	536.00		Oct 22, 2003	Oct 20, 2003	LOGTECH PUBLIC
+	141/06-15-021-23W3/00	☐	PROFICO ICE LEMSFORD S 6-15-21-23	03I075	543.30		Oct 20, 2003	Oct 16, 2003	LOGTECH PUBLIC
+	121/06-23-021-23W3/00	☐	PROFICO LEMSFORD S 6-23-21-23	03B094	552.00		Mar 12, 2003	Mar 10, 2003	LOGTECH PUBLIC
+	141/02-09-021-24W3/00	☐	EOG LIEBENTHAL 2-9-21-24	06F003	515.50		Jul 17, 2006	Jul 07, 2006	LOGTECH PUBLIC
+	141/04-09-021-24W3/00	☐	EOG LIEBENTHAL 4-9-21-24	06E211	531.00		Jul 15, 2006	Jun 30, 2006	LOGTECH PUBLIC
+	141/08-09-021-24W3/00	☐	EOG LIEBENTHAL 8-9-21-24	06F004	505.00		Jul 16, 2006	Jul 07, 2006	LOGTECH PUBLIC
+	141/16-09-021-24W3/00	☐	EOG LIEBENTHAL 16-9-21-24	06D178	507.00		Jul 12, 2006	Jun 29, 2006	LOGTECH PUBLIC
+	141/02-30-021-24W3/00	☐	EOG LIEBENTHAL 2-30-21-24	06F002	519.00		Jul 20, 2006	Jul 01, 2006	LOGTECH PUBLIC
+	141/10-30-021-24W3/00	☐	EOG LIEBENTHAL 10-30-21-24	06F005	520.00		Jul 21, 2006	Jul 01, 2006	LOGTECH PUBLIC
+	141/16-31-021-24W3/00	☐	PROFICO LIEBENTHAL 16-31-21-24	03J397	528.00		Nov 06, 2003	Nov 03, 2003	LOGTECH PUBLIC
+	141/10-24-021-25W3/00	☐	EOG LIEBENTHAL 10-24-21-25	06D137	507.40		Jul 19, 2006	Jul 03, 2006	LOGTECH PUBLIC
+	141/14-24-021-25W3/00	☐	EOG LIEBENTHAL 14-24-21-25	06D228	512.00		Jul 16, 2006	Jul 04, 2006	LOGTECH PUBLIC
+	141/16-24-021-25W3/00	☐	EOG LIEBENTHAL 16-24-21-25	06D135	507.00		Jul 17, 2006	Jul 02, 2006	LOGTECH PUBLIC
+	141/08-07-022-16W3/00	☐	HUSKY LACADENA 8-7-22-16	03E180	493.00	UPPER COLORADO	Jun 28, 2003	Jun 15, 2003	LOGTECH PUBLIC
+	141/07-13-022-16W3/00	☐	HUSKY KYLE 7-13-22-16	02G285	502.00		Jul 28, 2002	Jul 23, 2002	LOGTECH PUBLIC
+	141/07-15-022-16W3/00	☐	HUSKY TUBEROSE 7-15-22-16	02I091	504.00		Sep 21, 2002	Sep 17, 2002	LOGTECH PUBLIC
+	111/08-19-022-16W3/00	☐	HUSKY LACADENA 8-19-22-16	05D218	828.00		Jul 17, 2005	Jul 10, 2005	LOGTECH PUBLIC
+	141/16-21-022-16W3/00	☐	PROFICO ICE LACADENA 16-21-22-16	04H050	757.00	CANTUAR FM.	Aug 17, 2004	Aug 14, 2004	LOGTECH PUBLIC
+	141/08-23-022-16W3/00	☐	PROFICO ICE LACADENA 8-23-22-16	04B044	468.00	UPPER COLORADO	May 03, 2004	May 01, 2004	LOGTECH PUBLIC
+	101/14-31-022-16W3/00	☐	HUSKY LACADENA 14-31-22-16	03J226	494.00	UPPER COLORADO	Dec 13, 2003	Dec 03, 2003	LOGTECH PUBLIC
+	141/07-32-022-16W3/00	☐	HUSKY TUBEROSE 7-32-22-16	02I092	482.20		Sep 22, 2002	Sep 18, 2002	LOGTECH PUBLIC
+	101/10-12-022-17W3/00	☐	HUSKY LACADENA 10-12-22-17	02G284	515.00		Aug 30, 2002	Aug 04, 2002	LOGTECH PUBLIC
+	141/08-19-022-17W3/00	☐	HUSKY LACADENA 8-19-22-17	02D028	744.00	CANTUAR FM.	Jun 10, 2002	Jun 05, 2002	LOGTECH PUBLIC
+	101/08-20-022-17W3/00	☐	HUSKY LACADENA 8-20-22-17	02D029	555.00	LOWER COLORADO	Jun 08, 2002	May 19, 2002	LOGTECH PUBLIC
+	141/08-28-022-17W3/00	☐	HUSKY LACADENA 8-28-22-17	02D031	800.00	CANTUAR FM.	Jun 22, 2002	Jun 05, 2002	LOGTECH PUBLIC
+	142/14-29-022-17W3/00	☐	HUSKY LACADENA SWD 14 29 22 17	02J239	1703.20	MADISON GROUP	Nov 19, 2002	Oct 28, 2002	LOGTECH PUBLIC

LOGarc Search Results

	Well Location		Well Name	Lic #	TD	TD Form	RR Date	Spud Date	Archive
+	111/06-30-022-17W3/00	☐	HUSKY LACADENA 6-30-22-17	01H350	518.00		Sep 14, 2001	Sep 12, 2001	LOGTECH PUBLIC
+	141/14-31-022-17W3/00	☐	HUSKY LACADENA 14-31-22-17	02D032	462.00	UPPER COLORADO	Jun 07, 2002	May 18, 2002	LOGTECH PUBLIC
+	141/08-32-022-17W3/00	☐	HUSKY LACADENA 8-32-22-17	02D030	732.00	CANTUAR FM.	Jun 27, 2002	Jun 06, 2002	LOGTECH PUBLIC
+	101/07-01-022-18W3/00	☐	HUSKY FUNDALE 7-1-22-18	02E282	454.80		May 28, 2002	May 21, 2002	LOGTECH PUBLIC
+	141/16-03-022-18W3/00	☐	HUSKY LACADENA 16-3-22-18	04B225	430.00	UPPER COLORADO	May 06, 2004	Apr 30, 2004	LOGTECH PUBLIC
+	131/13-15-022-18W3/00	☐	HUSKY LACADENA 13-15-22-18	03B095	408.50	UPPER COLORADO	Feb 14, 2003	Feb 11, 2003	LOGTECH PUBLIC
+	101/14-21-022-18W3/00	☐	HUSKY LACADENA 14-21-22-18	02J135	413.10	UPPER COLORADO	Feb 12, 2003	Feb 07, 2003	LOGTECH PUBLIC
+	131/11-27-022-19W3/00	☐	PROFICO LACADENA 11-27-22-19	03L072	419.00		Jan 24, 2004	Jan 22, 2004	LOGTECH PUBLIC
+	131/13-29-022-19W3/00	☐	WASCANA CRAMERSBURG 13-29-22-19	96K148	797.50		Nov 28, 1996	Nov 24, 1996	LOGTECH PUBLIC
+	141/07-34-022-19W3/00	☐	PROFICO LACADENA 7-34-22-19	03L074	397.40		Feb 05, 2004	Feb 02, 2004	LOGTECH PUBLIC
+	141/13-28-022-20W3/00	☐	WASCANA CRAMERSBURG 13-28-22-20	96K147	801.00		Nov 27, 1996	Nov 22, 1996	LOGTECH PUBLIC
+	131/15-33-022-20W3/00	☐	WASCANA CRAMERSBURG 15-33-22-20	96K149	820.00		Dec 03, 1996	Nov 29, 1996	LOGTECH PUBLIC
+	141/13-35-022-20W3/00	☐	WASCANA CRAMERSBURG 13-35-22-20	96K150	790.00		Dec 04, 1996	Nov 29, 1996	LOGTECH PUBLIC
+	141/13-36-022-20W3/00	☐	WASCANA CRAMERSBURG 13-36-22-20	96K151	797.50		Nov 24, 1996	Nov 19, 1996	LOGTECH PUBLIC
+	131/16-06-022-21W3/00	☐	PROFICO ABBEY N 16-6-22-21	04E317	512.00		Aug 13, 2004	Aug 05, 2004	LOGTECH PUBLIC
+	141/16-25-022-21W3/00	☐	PROFICO ABBEY N 16-25-22-21	04K249	539.00	UPPER COLORADO	Dec 02, 2004	Nov 29, 2004	LOGTECH PUBLIC
+	141/08-30-022-21W3/00	☐	ACTION ABBEY NORTH 8-30-22-21	03L038	545.00	UPPER COLORADO	Dec 05, 2003	Dec 02, 2003	LOGTECH PUBLIC
+	141/14-30-022-21W3/00	☐	ACTION ABBEY NORTH 14-30-22-21	03L037	544.00	UPPER COLORADO	Dec 07, 2003	Dec 05, 2003	LOGTECH PUBLIC
+	101/06-01-022-22W3/00	☐	PROFICO LANCER 6-1-22-22	03B087	491.20		Mar 07, 2003	Mar 04, 2003	LOGTECH PUBLIC
+	141/08-01-022-22W3/00	☐	PROFICO LEMSFORD 8-1-22-22	04E105	499.00		Jun 24, 2004	Jun 22, 2004	LOGTECH PUBLIC
+	111/16-01-022-22W3/00	☐	PROFICO LEMSFORD 16-1-22-22	04E104	498.00		Jun 26, 2004	Jun 24, 2004	LOGTECH PUBLIC
+	141/06-04-022-22W3/00	☐	PROFICO LEMSFORD 6-4-22-22	04D156	508.00	UPPER COLORADO	Jul 03, 2004	Jul 01, 2004	LOGTECH PUBLIC
+	141/06-10-022-22W3/00	☐	PROFICO LEMSFORD 6-10-22-22	04D155	509.00	UPPER COLORADO	Jul 01, 2004	Jun 29, 2004	LOGTECH PUBLIC
+	141/06-12-022-22W3/00	☐	PROFICO LEMSFORD 6-12-22-22	04E386	506.00		Jul 22, 2004	Jul 18, 2004	LOGTECH PUBLIC
+	111/16-12-022-22W3/00	☐	PROFICO LEMSFORD 16-12-22-22	04E106	492.00		Jun 29, 2004	Jun 27, 2004	LOGTECH PUBLIC
+	141/08-19-022-22W3/00	☐	ACTION RIPPER ABBEY NORTH 8-19-22-22	03H351	531.00		Sep 03, 2003	Sep 02, 2003	LOGTECH PUBLIC
+	141/08-25-022-22W3/00	☐	ACTION ABBEY NORTH 8-25-22-22	03L147	532.00	UPPER COLORADO	Dec 13, 2003	Dec 11, 2003	LOGTECH PUBLIC
+	141/14-25-022-22W3/00	☐	ACTION ABBEY NORTH 14-25-22-22	03L027	531.00	UPPER COLORADO	Dec 10, 2003	Dec 08, 2003	LOGTECH PUBLIC
+	141/14-31-022-22W3/00	☐	ACTION RIPPER ABBEY NORTH 14-31-22-22	03H352	531.00		Sep 05, 2003	Sep 04, 2003	LOGTECH PUBLIC
+	191/08-35-022-22W3/00	☐	ACTION ABBEY NORTH DD 1A9-35-4D8-35-22-22	03L205	532.00	UPPER COLORADO	Dec 31, 2003	Dec 28, 2003	LOGTECH PUBLIC
+	141/14-35-022-22W3/00	☐	ACTION ABBEY NORTH 14-35-22-22	03L035	532.00	UPPER COLORADO	Dec 16, 2003	Dec 13, 2003	LOGTECH PUBLIC
+	191/08-36-022-22W3/00	☐	ACTION ABBEY NORTH DD 2C5-31-1C8-36-22-22	03L296	663.00	UPPER COLORADO	Jan 04, 2004	Dec 31, 2003	LOGTECH PUBLIC
+	191/14-36-022-22W3/00	☐	ACTION ABBEY NORTH DD 2A3-6-4D14-36-22-22	03L295	581.00	UPPER COLORADO	Jan 09, 2004	Jan 05, 2004	LOGTECH PUBLIC
+	141/06-08-022-23W3/00	☐	CWLS SCEPTRE 6-8-22-23	02I146	536.00		Sep 20, 2002	Sep 19, 2002	LOGTECH PUBLIC
+	141/08-10-022-23W3/00	☐	PROFICO ET AL SCEPTRE 8-10-22-23	04C179	485.00		Dec 06, 2004	Dec 04, 2004	LOGTECH PUBLIC
+	141/06-08-022-24W3/00	☐	CWLS SCEPTRE 6-8-22-24	02I145	624.00		Sep 20, 2002	Sep 18, 2002	LOGTECH PUBLIC
+	121/05-13-022-24W3/00	☐	KINWEST ETAL SCEPTRE 5-13-22-24	00D097	250.00		May 06, 2000	May 04, 2000	LOGTECH PUBLIC
+	141/08-23-022-25W3/00	☐	PROFICO PRELATE 8-23-22-25	03K032	513.00		Nov 10, 2003	Nov 08, 2003	LOGTECH PUBLIC
+	111/08-05-023-16W3/00	☐	HUSKY LACADENA 8-5-23-16	04B165	477.00	UPPER COLORADO	Mar 09, 2004	Mar 04, 2004	LOGTECH PUBLIC
+	131/11-10-023-16W3/00	☐	HUSKY LACADENA 11-10-23-16	01H305	522.00		Oct 11, 2001	Oct 09, 2001	LOGTECH PUBLIC
+	141/14-16-023-16W3/00	☐	HUSKY LACADENA 14-16-23-16	03E148	488.00	UPPER COLORADO	Jun 23, 2003	Jun 12, 2003	LOGTECH PUBLIC
+	111/14-24-023-16W3/00	☐	HUSKY LACADENA 14-24-23-16	04G227	476.50	UPPER COLORADO	Aug 29, 2004	Aug 16, 2004	LOGTECH PUBLIC
+	141/08-29-023-16W3/00	☐	PROFICO LACADENA 8-29-23-16	04E318	651.60	BASE VIKING SAND	Aug 14, 2004	Aug 12, 2004	LOGTECH PUBLIC
+	121/06-31-023-16W3/00	☐	HUSKY LACADENA 6-31-23-16	03E140	497.00	UPPER COLORADO	Jun 22, 2003	Jun 10, 2003	LOGTECH PUBLIC
+	141/08-33-023-16W3/00	☐	HUSKY LACADENA 8-33-23-16	04G276	537.00	UPPER COLORADO	Aug 06, 2004	Aug 02, 2004	LOGTECH PUBLIC

LOGarc Search Results

	Well Location		Well Name	Lic #	TD	TD Form	RR Date	Spud Date	Archive
+	111/06-04-023-17W3/00	☐	HUSKY LACADENA 6-4-23-17	01L134	448.50		May 24, 2002	May 17, 2002	LOGTECH PUBLIC
+	111/09-06-023-17W3/00	☐	HUSKY LACADENA 9-6-23-17	02D035	732.00	CANTUAR FM.	Jun 24, 2002	Jun 04, 2002	LOGTECH PUBLIC
+	141/06-07-023-17W3/00	☐	HUSKY LACADENA 6-7-23-17	02D014	763.00		Jun 06, 2002	May 19, 2002	LOGTECH PUBLIC
+	101/10-10-023-17W3/00	☐	HUSKY LACADENA 10-10-23-17	01I027	513.20		Oct 09, 2001	Oct 07, 2001	LOGTECH PUBLIC
+	141/08-22-023-17W3/00	☐	HUSKY LACADENA 8-22-23-17	03B219	461.00	UPPER COLORADO	May 26, 2003	May 22, 2003	LOGTECH PUBLIC
+	131/14-25-023-17W3/00	☐	HUSKY LACADENA 14-25-23-17	04F384	487.00	UPPER COLORADO	Aug 07, 2004	Jul 31, 2004	LOGTECH PUBLIC
+	141/10-30-023-17W3/00	☐	HUSKY LACADENA 10-30-23-17	01J053	522.40		Oct 13, 2001	Oct 11, 2001	LOGTECH PUBLIC
+	141/08-09-023-18W3/00	☐	PROFICO LACADENA 8-9-23-18	01G379	558.00		Aug 08, 2001	Aug 06, 2001	LOGTECH PUBLIC
+	121/11-12-023-18W3/00	☐	PROFICO LACADENA 11-12-23-18	01G413	558.10		Aug 15, 2001	Aug 11, 2001	LOGTECH PUBLIC
+	111/07-14-023-18W3/00	☐	PROFICO LACADENA 7-14-23-18	00A093	770.00		Feb 21, 2000	Feb 17, 2000	LOGTECH PUBLIC
+	141/08-23-023-18W3/00	☐	PROFICO LACADENA 8-23-23-18	01G378	568.00		Aug 11, 2001	Aug 09, 2001	LOGTECH PUBLIC
+	141/06-16-023-19W3/00	☐	PROFICO LACADENA 6-16-23-19	04E181	438.00	UPPER COLORADO	Oct 17, 2004	Oct 13, 2004	LOGTECH PUBLIC
+	141/14-13-023-20W3/00	☐	PROFICO LACADENA 14-13-23-20	05D139	463.30		Jun 03, 2005	May 07, 2005	LOGTECH PUBLIC
+	131/10-18-023-20W3/00	☐	PROFICO TYNER 10-18-23-20	00A156	621.20	BASE VIKING SAND	Feb 28, 2000	Feb 23, 2000	LOGTECH PUBLIC
+	141/14-24-023-20W3/00	☐	PROFICO LACADENA 14-24-23-20	05D172	571.90		Jul 28, 2005	May 07, 2005	LOGTECH PUBLIC
+	141/06-01-023-22W3/00	☐	ACTION RIPPER BAKERVILLE 6-1-23-22	02G294	518.20		Aug 24, 2002	Jul 26, 2002	LOGTECH PUBLIC
+	141/14-01-023-22W3/00	☐	ACTION ABBEY NORTH 14-1-23-22	03L026	570.00	UPPER COLORADO	Dec 19, 2003	Dec 17, 2003	LOGTECH PUBLIC
+	141/14-02-023-22W3/00	☐	ACTION ABBEY NORTH 14-2-23-22	03L025	558.00		Dec 23, 2003	Dec 20, 2003	LOGTECH PUBLIC
+	141/08-04-023-22W3/00	☐	ACTION RIPPER ABBEY NORTH 8-4-23-22	03H353	557.00		Sep 07, 2003	Sep 05, 2003	LOGTECH PUBLIC
+	141/11-08-023-22W3/00	☐	CWLS LEMSFORD 11-8-23-22	02I181	608.50		Sep 22, 2002	Sep 20, 2002	LOGTECH PUBLIC
+	141/14-09-023-22W3/00	☐	ACTION RIPPER ABBEY NORTH 14-9-23-22	03H354	621.00		Sep 08, 2003	Sep 07, 2003	LOGTECH PUBLIC
+	191/14-11-023-22W3/00	☐	ACTION RIPPER ABBEY NORTH DD 1A3-14-4D14-11-23-22	03I065	671.00		Sep 14, 2003	Sep 11, 2003	LOGTECH PUBLIC
+	141/06-08-023-23W3/00	☐	CWLS LEMSFORD 6-8-23-23	02I144	540.80		Sep 21, 2002	Sep 19, 2002	LOGTECH PUBLIC
+	141/06-09-023-24W3/00	☐	HUSKY BAYHURST 6-9-23-24	02F002	476.00		Aug 21, 2002	Jul 24, 2002	LOGTECH PUBLIC
+	141/06-20-023-24W3/00	☐	NEW CENTURY PHK ET AL BAYHURST 6-20-23-24	98K070	709.00		Nov 23, 1998	Nov 21, 1998	LOGTECH PUBLIC
+	141/06-02-024-17W3/00	☐	HUSKY LACADENA 6-2-24-17	04G265	657.00	BASE VIKING SAND	Aug 01, 2004	Jul 27, 2004	LOGTECH PUBLIC
+	141/06-20-024-17W3/00	☐	HUSKY LACADENA 6-20-24-17	04G152	615.20	BASE VIKING SAND	Aug 03, 2004	Jul 28, 2004	LOGTECH PUBLIC
+	141/08-08-024-18W3/00	☐	PROFICO LACADENA 8-8-24-18	04H182	463.60		Nov 17, 2004	Nov 15, 2004	LOGTECH PUBLIC
+	111/06-14-024-18W3/00	☐	PROFICO LACADENA 6-14-24-18	05K058	452.00		Dec 04, 2005	Dec 02, 2005	LOGTECH PUBLIC
+	111/08-04-024-19W3/00	☐	PROFICO LACADENA 8-4-24-19	05K093	466.00		Dec 02, 2005	Nov 30, 2005	LOGTECH PUBLIC
+	101/08-08-024-19W3/00	☐	PROFICO LACADENA 8-8-24-19	04H184	468.00	UPPER COLORADO	Nov 13, 2004	Nov 11, 2004	LOGTECH PUBLIC
+	141/14-26-024-19W3/00	☐	PROFICO LACADENA 14-26-24-19	04J170	463.00		Nov 15, 2004	Nov 13, 2004	LOGTECH PUBLIC
+	131/06-01-024-20W3/00	☐	HUSKY TYNER 6-1-24-20	01E439	691.00		Jun 08, 2001	Jun 04, 2001	LOGTECH PUBLIC
+	141/11-07-024-20W3/00	☐	HUSKY TYNER 11-7-24-20	01I009	515.00		Oct 06, 2001	Oct 04, 2001	LOGTECH PUBLIC
+	111/03-03-024-21W3/00	☐	AECOG ESTON 3-3-24-21	97F329	1280.00		Jul 09, 1997	Jun 23, 1997	LOGTECH PUBLIC
+	111/07-11-024-21W3/00	☐	AECOG ESTON 7-11-24-21	99J042	890.00		Oct 22, 1999	Oct 18, 1999	LOGTECH PUBLIC
+	101/04-30-024-23W3/00	☐	AECOG GLIDDEN 4-30-24-23	97G490	1013.00		Aug 03, 1997	Jul 29, 1997	LOGTECH PUBLIC
+	141/06-18-024-24W3/00	☐	CIMARRON BAYHURST 6-18-24-24	04K241	755.00		Dec 01, 2004	Nov 27, 2004	LOGTECH PUBLIC
+	141/06-31-024-24W3/00	☐	CIMARRON BAYHURST 6-31-24-24	04L025	760.40		Dec 10, 2004	Dec 06, 2004	LOGTECH PUBLIC

82-34761

FOCUS ENERGY TRUST

2 0 0 7

QI

Consolidated Highlights

(thousands of dollars, except where indicated)	Three Months Ended March 31, 2007	2006	Change
FINANCIAL			
Production revenue and financial commodity contract settlements[1]	**99,269**	48,146	106%
Funds flow from operations [2]	**64,414**	28,688	125%
Per unit [3] [4]	**$ 0.82**	$ 0.77	6%
Cash distributions	**33,047**	20,936	58%
Per unit	**$ 0.42**	$ 0.57	(26%)
Payout ratio (per-unit basis)	**51%**	74%	(23%)
Net income	**5,748**	16,778	(66%)
Per unit	**$ 0.07**	$ 0.46	(85%)
Capital expenditures and acquisitions[5]	**49,642**	24,289	104%
Long-term debt less working capital	**327,537**	109,094	200%
Increase for the period [8]	**19,415**	16,576	
Total Trust Units – outstanding (000's)[4]	**78,765**	37,521	110%
Weighted average Total Trust Units (000's)[6]	**78,693**	37,489	110%
OPERATIONS			
Average daily production			
Crude oil (bbls/d)	**1,911**	1,610	19%
NGLs (bbls/d)	**810**	784	3%
Natural gas (mcf/d)	**115,515**	45,137	156%
Barrels of oil equivalent (@ 6:1)	**21,974**	9,917	122%
Average product prices realized [7]			
Crude oil (CDN$/bbl)	**$ 62.61**	$ 63.13	(1%)
NGLs (CDN$/bbl)	**$ 55.35**	$ 59.45	(7%)
Natural gas (CDN$/mcf)	**$ 7.77**	$ 7.92	(2%)
Field netback per BOE			
Revenue [7]	**$ 48.38**	$ 51.11	(5%)
Royalties, net of ARTC	**$ (8.82)**	$ (11.92)	(26%)
Production expenses	**$ (4.50)**	$ (5.50)	(18%)
Field netback	**$ 35.07**	$ 33.69	4%
Wells drilled			
Gross	**96**	9	967%
Net	**89.3**	7.4	1,107%
Success rate	**100%**	100%	-
TRUST UNIT TRADING STATISTICS			
Unit prices			
High	**$ 18.75**	$ 25.65	
Low	**$ 16.19**	$ 20.65	
Close	**$ 17.88**	$ 23.71	(25%)
Daily average trading volume	**203,727**	116,940	74%

TSX Listing:

FET.UN
Focus Energy Trust Units

For further information about Focus Energy Trust please contact:

Derek W. Evans
President and
Chief Executive Officer
T: (403) 781-8405
dereke@focusenergytrust.com

Bill Ostlund
Senior Vice President and
Chief Financial Officer
T: (403) 781-8406
billo@focusenergytrust.com

Focus Energy Trust
3300, 205 – 5th Avenue SW
Calgary, Alberta T2P 2V7
T: (403) 781-8409
F: (403) 781-8408
investors@focusenergytrust.com

(1) Production revenue includes settlements for financial commodity contracts and excludes the unrealized loss on commodity contracts and excludes the reclassification to earnings of gains on hedges.

(2) Funds flow from operations ("funds flow" before changes in non-cash working capital and reclamation costs) is used by management to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital and reclamation costs.

(3) Based on the weighted average Total Trust Units outstanding for the period

(4) Total Trust Units being trust units, exchangeable partnership units, and exchangeable shares converted at the exchange ratio prevailing at the time. Total Trust Units as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. The exchange ratio for exchangeable shares was 1.39579 at March 31, 2006. These shares were redeemed for trust units on January 16, 2007. Each exchangeable partnership unit is exchangeable into one trust unit.

(5) Cost of capital expenditures and acquisitions excluding any asset retirement obligation or future income tax

(6) Weighted average Total Trust Units including trust units, exchangeable partnership units and exchangeable shares converted at the average exchange ratio

(7) Includes settlements for financial commodity contracts and net of transportation charges. Excludes the unrealized loss on commodity contracts and excludes the reclassification to earnings of gains on hedges.

(8) Increase for the period refers to the change in long-term debt and working capital from the prior quarter.

Forward-Looking Information – Certain information set forth in this document, including management's assessment of Focus' future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that net present value of reserves does not represent fair market value of reserves.

Highlights

- Q1 was the most active quarter in the Trust's history with the drilling of 96 gross (89.3 net) wells in our two core operating areas of Tommy Lakes and Shackleton.
- This winter's projects not only increased our production in these areas, but as importantly, improved our understanding of where and how to exploit and expand the undeveloped potential on both of these long-life natural gas assets.
- Our natural gas price protection program generated an incremental $9.0 million ($0.11 per unit) of revenue in Q1 2007, providing additional certainty to our distribution and capital programs.
- Cost pressures appear to be easing, with some of the most positive changes being seen in our Saskatchewan operating area.

Message to Unitholders

We are pleased to present the results for the first quarter of 2007. There has been a record level of activity as Focus completed extensive natural gas development programs in both our core areas of Tommy Lakes in British Columbia and Shackleton in Saskatchewan. The capital programs were directed towards both production replacement through development drilling and expansion of our drilling inventory through the testing of new ideas and the evaluation of our land base. We have had 100 percent success with our drilling activity and are pleased with the costs and results at both Shackleton and Tommy Lakes.

At Shackleton in Q1 we drilled 88 (82.4 net) Milk River gas wells with 100 percent success and installed two new compressors at existing facilities. Late in the quarter, 68 of these wells were brought on production. Of the remaining 20 wells drilled in this first quarter, 13 wells will be tied in after break-up, with the remaining seven wells to be completed after break-up and tied in at a later date. At Shackleton our drilling results continue to meet our expectations, but are also providing valuable information and insight into how to develop the remaining potential of this long-life asset.

The 2006/2007 Tommy Lakes winter development program was completed with the drilling of 12 development wells and two additional follow-up exploratory wells to the northwest of the main Halfway pool. These fourteen wells, plus an exploratory well from the prior year were tied in and placed on production in March 2007. In addition, a 50 kilometer seismic program was conducted along the southern boundary of our lands at Tommy Lakes to delineate further opportunities. This winter's Tommy Lakes program met our objectives in terms of pool development as well as providing important advancements on our inventory initiatives through directional drilling, larger fracture treatments and the value of seismic in pool delineation.

Production increased two percent in the first quarter of 2007 to 21,974 BOE/d versus 21,594 BOE/d in Q4 2006. Production from new wells at Tommy Lakes and Shackleton was brought on stream late in the quarter. Production during the first quarter in Saskatchewan was negatively impacted by cold weather in February which resulted in increased down time for wells.

Funds flow from operations of $64.4 million, or $0.82 per unit, remained strong for the first quarter of 2007 and was consistent with the fourth quarter of 2006. The field netback of $35.07 per BOE continued to be supported by price protection activities which added $9.1 million in revenue, or $4.62 per BOE. Production expenses increased to $4.50 for the quarter due to higher expenses in northeast British Columbia associated with winter-only access, and seasonal expenses associated with the cold weather in Saskatchewan.

Focus' realized natural gas price per mcf of $7.77 in the first quarter of 2007 was higher than the AECO reference price of $7.41 reflecting the positive contribution of our natural gas hedging program and its associated $9.0 million of incremental revenue.

Profico One Year Later

In April of 2006 when we announced the Profico transaction, we provided guidance on how we expected the Profoco assets would perform in the second half of 2006. The table below provides a comparison of estimated performance versus what actually happened in the last half of 2006. Overall, we remain extremely pleased with these assets and the future potential that they represent.

	Second Half 2006	
	Estimated	Actual
Production	14,000 BOE/d	12,817 BOE/d
Funds flow	$88 million	$72 million
Capital costs	$34.5 million	$33.0 million
Operating costs	$2.75 per BOE	$2.40 per BOE

Production performance was lower than initial expectations with respect to the level at which we could efficiently and cost effectively maintain production on the asset base. Moving forward we are comfortable that 12,000 to 13,000 BOE/d represents a production level that can be maintained on these assets with an appropriate level of sustainable capital reinvestment.

Capital and operating costs are better than expected due to well design initiatives, operating and execution efficiencies and easing cost pressures within the industry. Funds flow from operations was lower than anticipated due to a combination of lower production volumes and lower gas prices.

Most importantly, our fundamental view of these assets has not changed. We acquired these properties on the belief that they were long-life natural gas assets at a relatively early stage of their development, and as such they had the potential to show reserves appreciation over time. The results of our development programs in the second half of 2006 and the first quarter of 2007 continue to reinforce this belief. Although year-end reserve increases on the acquired assets were relatively modest, representing approximately three percent of the opening balance, we expect this trend to continue over the next several years as our exploitation efforts progress and the resource potential increases.

Outlook

Focus is well positioned for the future with a strong asset base with several years of development inventory, financial flexibility and a dedicated team in the office and in the field. Our focus is on surfacing value on our extensive asset base and looking for appropriate acquisition opportunities that increase the quality and quantity of our asset base. We are encouraged to see less competition for services within certain parts of the western Canadian basin as well as increased opportunities to acquire long-life assets where we can create value for our unitholders through development activities.

Despite uncertainty regarding what the legal structure of a trust may look like in four years, our business plan remains intact - quality properties with a depth of inventory, value creation through the drill bit, distributions and capital expenditures paid out of cash flow, and maintaining financial strength.

At the beginning of the year we established production guidance for 2007 of 21,500 to 23,500 BOE/d with the range reflecting uncertainties in natural gas prices and the volatile capital cost structure of the industry. On January 11, 2007, Focus announced a reduction in monthly distributions on trust units to $0.14 and reduced its capital program to the lower end of the guidance range ($95 million) in response to concerns about further weakness in natural gas prices. As a result, we expect that average production for 2007 will be at the lower end of the guidance range at 21,500 BOE/d.

We sincerely appreciate the support of all our unitholders and thank you for investing in Focus Energy Trust. The Annual General and Special Meeting of Focus unitholders will be held on Thursday, May 17, 2007 and all unitholders are invited to attend.

We would also like to thank the Focus team for all their hard work, especially with the high activity levels and demands of the past six months.

On behalf of the Board,



Derek W. Evans
President and Chief Executive Officer

Management's Discussion and Analysis

The following is Management's Discussion and Analysis (MD&A) of the operating and financial results of Focus for the three months ended March 31, 2007 compared with the prior year, as well as information and opinions concerning the Trust's future outlook based on currently available information. This discussion is dated May 7, 2007 and should be read in conjunction with the annual MD&A and the audited consolidated financial statements for the years ended December 31, 2006 and 2005, together with accompanying notes.

Throughout the MD&A, we use the term funds flow from operations ("funds flow" before changes in non-cash working capital and reclamation costs). Funds flow is used by management to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital and reclamation costs.

OPERATIONS SUMMARY	**Three Months Ended March 31, 2007**	Three Months Ended March 31, 2006	Quarter Over Quarter Change	Three Months Ended December 31, 2006
Average daily production				
Barrels of oil equivalent (@ 6:1)	**21,974**	9,917	122%	21,594
% of Natural gas	**88%**	76%	12%	88%
Average product prices realized				
Crude oil sales (CDN$/bbl)	**$ 62.17**	$ 65.27	(5%)	$ 58.27
Financial commodity contract settlements (CDN$/bbl)	**$ 0.44**	$ (2.14)	1,206%	$ (0.76)
Realized price (CDN$/bbl)	**$ 62.61**	$ 63.13	(1%)	$ 57.51
NGLs (CDN$/bbl)	**$ 55.35**	$ 59.45	(7%)	$ 53.85
NGL price/crude oil price	**89%**	91%	(2%)	92%
Natural gas sales (CDN$/mcf)	**$ 7.46**	$ 8.57	(13%)	$ 6.97
Transportation system charges (CDN$/mcf)	**$ (0.34)**	$ (0.62)	(45%)	$ (0.33)
Financial commodity contract settlements (CDN$/mcf)	**$ 0.66**	$ (0.03)	(2,300%)	$ 1.16
Realized price (CDN$/mcf)	**$ 7.77**	$ 7.92	(2%)	$ 7.80
Reference prices & differential to Focus sales price, after transportation and before price protection				
Crude oil (Edm. Light Price CDN$/bbl)	**$ 67.10**	$ 69.01	(3%)	$ 64.55
Differential (CDN$/bbl)	**$ (4.92)**	$ (3.75)	31%	$ (6.29)
Natural gas (AECO daily CDN$/mcf)	**$ 7.41**	$ 7.50	(1%)	$ 6.99
Differential (CDN$/mcf)	**$ (0.51)**	$ (0.07)	629%	$ (0.61)
Funds flow from operations per BOE				
Production revenue	**$ 46.71**	$ 54.41	(14%)	$ 43.79
Financial commodity contract settlements	**3.49**	(0.47)	843%	6.03
Transportation system charges	**(1.81)**	(2.83)	(36%)	(1.74)
Realized Price	**48.38**	51.11	(5%)	48.09
Royalties, net of ARTC	**(8.82)**	(11.92)	(26%)	(8.94)
Production expenses	**(4.50)**	(5.50)	(18%)	(4.04)
Field netback	**35.07**	33.69	4%	35.11
Facility income	**0.32**	0.79	(59%)	0.38
General and administrative, cash portion	**(0.82)**	(1.02)	(20%)	(0.99)
Interest and financing and other	**(1.99)**	(1.15)	73%	(2.08)
Current and large corporations tax	**-**	(0.17)	100%	-
Funds flow from operations per BOE	**$ 32.57**	$ 32.14	1%	$ 32.42
Funds flow from operations/field netback	**93%**	95%	(2%)	92%
Royalty rate (royalties/production revenue less transportation system charges	**20%**	23%	(3%)	21%
Effective royalty rate (royalties/realized price)	**18%**	23%	5%	19%

OPERATIONS SUMMARY	Three Months Ended March 31, 2007	Three Months Ended March 31, 2006	Quarter Over Quarter Change	Three Months Ended December 31, 2006
Production revenue and financial commodity contract settlements ($ thousands)				
Crude oil	**10,723**	9,521	13%	10,563
Financial commodity contract settlements	**76**	(310)	125%	(137)
NGLs	**4,035**	4,193	(4%)	3,497
Natural gas, before transportation system charges	**77,613**	34,848	123%	72,939
Financial commodity contract settlements	**6,822**	(106)	6,536%	12,114
Production revenue and financial commodity contract settlements	**99,269**	48,146	106%	98,976
Funds flow from operations ($ thousands)				
Cash flow from operating activities	**72,827**	27,033	169%	60,008
Reclamation costs	**483**	-	100%	(8)
Net change in non-cash working capital items	**(8,896)**	1,655	638%	4,412
Funds flow from operations	**64,414**	28,688	125%	64,412

Overall Performance

Overall results for the first quarter of 2007 compared with the first quarter of 2006 reflect the significant growth of Focus resulting from the Profico acquisition in late June 2006 which was funded through the issuance of trust units and use of credit facilities.

The main activity for Focus during the first quarter of 2007 was the completion of an extensive winter development program at its two main operating areas of Tommy Lakes, British Columbia and Shackleton, Saskatchewan.

Funds flow from operations remained strong for the quarter, supported by increasing commodity prices, continued support from price protection activities and a slight increase in production. Natural gas reference prices increased six percent compared with the fourth quarter of 2006. Price protection activities increased the realized natural gas price by $0.87 per mcf. Production volume was two percent higher for the first quarter of 2007 compared with the fourth quarter of 2006. New production came on stream at the end of the quarter and cold weather increased downtime at operations in Saskatchewan.

Funds flow from operations for the first quarter of 2007 was $64.4 million or $0.82 per unit, which was the same as for the fourth quarter of 2006. Compared with the fourth quarter of 2006, a two percent increase in natural gas production offset the higher production expenses associated with the winter operations. Funds flow from operations has increased from $28.7 million, or $0.77 per unit, in the first quarter of 2006 primarily due to the 122 percent increase in production resulting from the Profico acquisition. Funds flow from operations per unit on a year-over-year basis increased six percent despite a one percent decrease in the reference price of natural gas.

During the quarter, capital expenditures of $49.6 million, distributions of $33.0 million and contributions to the reclamation fund and reclamation costs of $1.3 million were funded by $64.4 million of funds flow from operations and $19.5 million from credit facilities. Capital expenditures during 2007 are heavily weighted towards the first and fourth quarters. Capital expenditures during the first quarter of 2007 represent approximately half of our expected total capital expenditures for 2007. Debt incurred during the first quarter of 2007 will be repaid during the remainder of 2007. Focus remains committed to a strong balance sheet and sustainability whereby capital expenditures and distributions are funded by funds flow from operations.

The first quarter capital program has been directed towards natural gas. The overall Tommy Lakes 2006/2007 winter program included the drilling of 12 development wells and two exploration wells. These wells plus an exploration well from the prior year were put on production. At Shackleton, Focus drilled a further 88 development wells and expanded two existing gas processing facilities. Of the 88 wells, 68 were placed on production late in the quarter. Results of our capital programs in the first quarter are in line with expectations and capital cost pressures in the industry appear to be moderating.

Net income for the three months ended March 31, 2007 of $5.7 million, or $0.07 per unit, compares with net income of $16.8 million, or $0.46 per unit, in the first quarter of 2006. The significant change from the first quarter of 2006 is primarily due to higher depletion and depreciation charges resulting from the major acquisition in June 2006 and the change in accounting policy January 1, 2007 to record the unrealized losses on commodity contracts.

Compared with the fourth quarter of 2006, funds flow from operations and production were relatively flat and the change in net income was lower primarily due to the change in accounting policy January 1, 2007 to record the unrealized losses on commodity contracts.

Seasonality of Operations

Prior to the acquisition in June 2006, the majority of Focus' natural gas production was in British Columbia and was only accessible in the winter. This included Tommy Lakes and Kotcho-Cabin. These areas represented approximately 70 percent of our production and the majority of the Trust's capital program. Seasonality resulted in capital expenditures, overhead recoveries and utilization of bank credit facilities being highest in the first and fourth quarters of the year. In addition, higher production volumes, revenue and royalties were reported in Q1 and production expenses were higher in the first and fourth quarters when the properties were accessible.

With the acquisition in June 2006, approximately 30 percent of natural gas production is now from northeast British Columbia and seasonality will be less of a factor on our operations. Winter access issues, especially for the Tommy Lakes winter development program and some environmentally sensitive areas within Shackleton, will continue to impact the operating results of Focus.

Production

2007 Q1 compared with 2006 Q4:

- Production increased two percent during the quarter to 21,974 BOE/d from 21,594 BOE/d in the fourth quarter of 2006. Production was weighted 88 percent towards natural gas and four percent towards natural gas liquids.
- Natural gas production increased two percent to 115.5 Mmcf per day from 113.5 Mmcf per day in the fourth quarter of 2006. The increase is mainly due to new production coming on stream in the first quarter at Tommy Lakes. Saskatchewan natural gas production was negatively impacted by severe cold weather which resulted in wellhead freeze-offs in the first quarter of 2007.
- Saskatchewan natural gas production was 73.1 Mmcf per day compared to 74.6 Mmcf per day in the fourth quarter of 2006. This decline reflects the cold weather related production issues offsetting new well production later in the quarter. Production from Tommy Lakes was 33.5 Mmcf per day compared to 29.4 Mmcf per day in the fourth quarter of 2006 as new production came on stream during the quarter.
- Oil production decreased three percent reflecting the natural production decline and limited capital investment on crude oil properties. NGL production increased 15 percent from new Tommy Lakes production.

2007 Q1 compared with 2006 Q1:

- Production in the first quarter of 2007 increased 122 percent from 9,917 BOE/d in the first quarter of 2006. The most significant factor impacting production was the Profico acquisition in late June 2006 which contributed 12,475 BOE/d to Q1 2007 production.
- Natural gas production increased 156 percent from 45.1 Mmcf per day in the first quarter of 2006 to 115.5 Mmcf per day in the first quarter of 2007. The acquired Saskatchewan properties contributed 73.1 Mmcf per day to the increase. Production at Tommy Lakes was 35.0 Mmcf per day in the first quarter of 2006 compared to 33.5 Mmcf per day in the first quarter of 2007.
- Oil and NGL production increased 14 percent from 2,394 BOE/d in the first quarter of 2006 to 2,721 BOE/d in the first quarter of 2007. The Saskatchewan properties acquired in 2006 contributed 290 BOE/d to Q1 2007 production.

Pricing and Price Risk Management

Natural Gas Pricing to June 30, 2006 (prior to the Profico acquisition)

- Focus had a differential between the realized price compared to the AECO average daily reference price resulting from:
  - a) a higher than standard heat content of our natural gas at 1.16 GJ's per mcf;
  - b) approximately 83 percent of our natural gas being delivered to British Columbia markets which received a lower price;

c) approximately 83 percent of our natural gas incurring transportation system charges in British Columbia which have a higher charge per mcf;

d) the timing differences between how physical gas is sold during the period versus the AECO daily average.

Natural Gas Pricing after June 30, 2006 (after the Profico acquisition)

- Focus has a differential between the realized price compared to the AECO average daily reference price resulting from:

  a) an average heat content of our natural gas of 1.06 GJ's per mcf;

  b) approximately 30 percent of natural gas being delivered to British Columbia markets which receives a lower price than the AECO reference price;

  c) approximately 30 percent of natural gas incurring transportation system charges in British Columbia which have a higher charge per mcf;

  d) the timing differences between how physical gas is sold during the period versus the AECO daily average.

- Realized natural gas price compared to AECO daily reference price to March 31, 2007:

Realized Price Per Mcf	Three Months Ended March 31, 2007	2006
AECO daily average (CDN$/mcf)[1]	**$ 7.41**	$ 7.50
Plus: heat content adjustment [1][2]	**0.02**	0.75
Less: differential to B.C. markets [1][2]	**(0.08)**	(0.39)
Less: transportation system charges [2]	**(0.34)**	(0.62)
Adjust: timing of actual gas sales [1][2]	**(0.11)**	0.20
Price before price protection (physical & financial)	**6.90**	7.44
Impact of longer term physical sales contracts [1]	**0.22**	0.51
Financial hedging settlements	**0.66**	(0.03)
Focus realized price per mcf [3]	**$ 7.77**	$ 7.92
(1) Focus natural gas sales price per mcf (before transportation system charges and financial commodity contract settlements)	**$ 7.46**	$ 8.57
(2) Differential of Focus sales price to AECO daily reference price after transportation and before price protection per mcf	**$ (0.51)**	$ (0.07)

(3) Excludes the unrealized loss on financial commodity contracts and excludes the reclassification to earnings of gains on hedges

Natural Gas Pricing

- Natural gas reference prices continued to recover in the first quarter of 2007 as colder weather in February increased natural gas demand. The average AECO daily reference price per mcf for natural gas was $7.41 during the first quarter of 2007 compared with $6.99 for the fourth quarter of 2006 and $7.50 in the first quarter of 2006.

- Focus' realized natural gas price in the first quarter of 2007 was essentially flat compared to the fourth quarter of 2006 price of $7.80 per mcf due to a six percent increase in the reference price and a lower level of gains from the settlement of physical and financial commodity contracts. The realized price in the first quarter of 2007 was two percent lower than the first quarter of 2006 due to a slight decrease in the reference price of natural gas and a higher proportion of our natural gas production having a lower heat content.

- During the first quarter of 2007, the price protection program of Focus reduced some of the volatility in natural gas prices and increased the realized price received by $0.87 per mcf. During the quarter, 22 percent of natural gas was sold under forward physical sales contracts which resulted in natural gas sales being $2.2 million higher than if the natural gas had been sold based on the AECO daily reference price. A further 49 percent of natural gas production was hedged with financial instruments. The impact of the financial instrument settlements was positive $6.8 million for the first quarter of 2007.

- Accounting for financial contracts changed in 2007 to mark-to-market accounting from hedge accounting. This is further discussed in Note 12 of the notes to consolidated financial statements.

Crude Oil

- The price realized by Focus for crude oil, after settlement of financial hedges, was $62.61 per barrel for the first quarter of 2007 versus $63.13 for the comparable period in 2006 and $57.51 per barrel in the fourth quarter of 2006.
- The differential between the sales price of our crude oil compared with the Edmonton par reference price for light oil in the first quarter of 2007 was $4.92 per barrel. Heavy oil production, representing 15 percent of oil production for the quarter, had a differential of $21.05 per barrel compared with the light oil production which had a differential of $2.04 per barrel.
- Focus has utilized price protection for a portion of its crude oil production. For Q1 2007, 400 barrels per day were hedged financially with a gain of $0.1 million, or $0.44 per barrel. This compares with a cost of $0.3 million in the first quarter of 2006 on the 700 barrels per day hedged, or $2.14 per barrel. For the fourth quarter of 2006, 700 barrels per day were hedged with financial commodity contracts which resulted in a cost of $0.1 million, or $0.76 per barrel.

Price Protection

- Focus uses price protection through longer term physical delivery contracts and financial contracts to reduce the volatility in commodity prices in an effort to help maintain sustainable distributions.
- A full description of the outstanding financial instruments and physical sales contracts and their estimated mark-to-market values is contained in Notes 12 and 14 of the notes to consolidated financial statements.

Price Protection (volume and reference price)		2007			2008
		Q2	Q3	Q4	Q1
Natural gas	Mmcf/d	77.5	77.5	57.2	47.0
	CDN$/mcf	$8.01	$8.01	$8.52-$8.65	$8.92-$9.16
Crude oil	bbls/d	800	800	400	-
	CDN$/bbl	$70.47-$79.00	$70.47-$79.00	$70.00-$79.00	-

- These amounts assume a heat content of 1.06 GJ per mcf for our natural gas.

Changes in Accounting Policy

Effective January 1, 2007, the Trust adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, "Comprehensive Income"; Section 3861, "Financial Instruments – Disclosure and Presentation"; Section 3855, "Financial Instruments – Recognition and Measurement"; and, Section 3865, "Hedges", prospectively and therefore the comparative interim financial statements have not been restated. These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting.

Upon adoption of these new standards, the Trust discontinued hedge accounting on its financial commodity contracts. The unrealized gain on the outstanding contracts at January 1, 2007 has been included in accumulated other comprehensive income on adoption and will be deferred in accumulated other comprehensive income until the original hedged transaction is recognized in earnings which is over its original terms. All financial commodity contracts entered into subsequent to January 1, 2007 will be recorded at fair value on the balance sheet. These contracts will be adjusted to fair value each period with the change recognized in the determination of income. See Notes 3 and 12 of the notes to consolidated financial statements for further discussion.

The following table summarizes the income statement impact of the financial commodity contracts:

(thousands)	
Fair value of financial contracts outstanding at March 31, 2007 (liability) [1]	$ (3,400)
Fair value of financial contracts outstanding at December 31, 2006 [2]	25,786
Change in fair value – unrealized loss on financial commodity contracts	(29,186)
Cash settlement of financial contracts in the quarter	6,898
Reclassification to earnings of gains on hedges [3]	10,652
Income statement impact before tax	$ 11,636

(1) Represents the net derivative liability amount on the balance sheet

(2) The fair value of financial commodity contracts outstanding at December 31, 2006 was $25.8 million. This was recognized in accumulated other comprehensive income ("AOCI") and is amortized to income over the term of those contracts. AOCI and changes in other comprehensive income are presented in financial statements on a net-of-tax basis.

(3) Transitional provisions of the new standards require the fair value of the outstanding financial contracts at December 31, 2006 be recognized in income over the term of the contracts. This amount represents the first quarter amortization of the December 31, 2006 fair value amount.

The following table summarizes the financial statement effects of the recognition of accumulated other comprehensive income:

(thousands)	
On adoption, net of tax ($25.9 million less related tax of $8.0 million) [1]	$ 17,947
Amortized to income, net of tax ($10.7 million less related tax of $3.3 million)	7,367
Balance as at March 31, 2007	$ 10,580

(1) Adoption amount includes $0.2 million related to the amortization of other commodity contracts.

Physical commodity contracts will continue to be accounted for on an accrual basis.

Production Revenue

- Production revenue, including financial contract hedging settlements, was $99.3 million for the three months ended March 31, 2007 compared to $48.1 million in Q1 2006. Approximately 85 percent of production revenue was from natural gas.
- The increase in production revenue is mostly due to increased production volumes from the Profico acquisition and partially offset by lower price realizations.
- Production revenue for Q1 2007 increased by approximately $1.0 million from Q4 2006. Higher natural gas and NGL production volumes were partially offset by lower crude oil production volumes.

Royalties

Royalties, as a percentage of revenue before financial commodity contract settlements and net of transportation charges, were 20 percent in the first quarter of 2007 compared to 23 percent in the first quarter of 2006. Crown royalties on the Saskatchewan properties are generally lower than on the properties in Alberta and British Columbia. The effective royalty rate during this period decreased to 18 percent from 23 percent in the prior year due to the impact of the Saskatchewan properties and financial hedging settlements. Financial commodity contract settlements are not subject to royalties.

Production Expenses

	2007	2006				2005		
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Production expenses per BOE	$4.50	$4.04	$3.50	$4.62	$5.50	$4.61	$3.56	$4.10

- Production expenses for the first quarter of 2007 were $4.50 per BOE compared with $4.04 per BOE for the fourth quarter of 2006 and $5.50 for the first quarter of 2006. Our yearly production expenses remain on target to our guidance of $3.75 to $4.25 per BOE.

- Production expenses increased from the fourth quarter of 2006 due to additional costs for chemicals and maintenance in relation to cold weather freeze-offs in Saskatchewan. In addition, repairs on compressor equipment in Saskatchewan and regular maintenance and restocking of supplies in the winter-only access areas of British Columbia caused increased costs.
- Production expenses declined from the first quarter of 2006 largely due to the addition of the lower production expense Saskatchewan properties.

General and Administrative Expenses

	Three Months Ended March 31,	
(thousands)	2007	2006
Cash G&A expenses	$ 4,313	$ 1,850
Overhead recoveries	(2,695)	(942)
Total cash G&A expenses	1,618	908
Non-cash G&A expense[1]	-	381
Trust Unit Rights Plan expense[2]	687	332
Net G&A reported	$ 2,305	$ 1,621
Cash-based G&A per BOE	$ 0.82	$ 1.02
Net reported G&A per BOE	$ 1.17	$ 1.82

(1) Gross general and administrative expenses for the first quarter of 2006 include $0.8 million related to the Executive Bonus Plan. Half of this amount was non-cash and settled through the issuance of units from treasury at a price equal to the average of the last five trading days of the month for which the bonus relates. The Executive Bonus Plan was terminated June 30, 2006.

(2) Trust Unit Rights Plan compensation expense is calculated using the fair value method adopted in 2003 and represents a non-cash charge. Details of this compensation expense are contained in Note 10 of the notes to consolidated financial statements.

Cash-based general and administrative expenses were $0.82 per BOE for the first quarter of 2007 compared to $1.02 per BOE for the first quarter of 2006 and $0.99 per BOE in the fourth quarter of 2006. With the acquisition of Profico in late June 2006, Focus increased its organizational strength with the addition of personnel in all areas of the Trust as required by the expanded production base, capital programs and corporate requirements. This growth increased general and administrative costs associated with personnel, rent and corporate activities. Notwithstanding that Focus has grown in size, general and administrative expenses per BOE have declined due to increased production of the Trust after the acquisition and additional overhead recoveries from the acquired operated properties. The level of overhead recoveries from capital projects is determined by the magnitude of capital programs operated by Focus and are generally higher in the first quarter of the year.

Focus has completed a process to review and update the long-term compensation plans to better suit the expanded employee base of the Trust and be more comparable with the standard industry compensation framework for a trust of this size. At the Annual General and Special Meeting on May 17, 2007, unitholders will be asked to consider and approve the adoption of a unit award incentive plan which will authorize our board to grant awards of restricted units and performance units. This process of change has taken several months and resulted in Focus being without an effective long-term incentive plan. As a bridge to a new long-term incentive plan that is expected to be in place later in the year, Focus is paying a retention bonus to employees in July 2007. This payment was approved by the board of directors during the first quarter of 2007. The current financial statements include a one-time cash bonus of $1.5 million payable to employees in the third quarter of 2007 of which $1.2 million was allocated to general and administrative expenses and $0.3 million was allocated to production expenses.

Interest and Financing Expenses

Interest and financing expenses were flat at $4.1 million in both the first quarter of 2007 and the fourth quarter of 2006. Although outstanding long-term debt increased $14 million from $297 million at December 31, 2006 to $311 million at March 31, 2007, average long-term debt levels decreased slightly in the first quarter of 2007 compared to the fourth quarter of 2006. Interest rates remained essentially the same.

Interest and financing expenses increased from $1.0 million in the first quarter of 2006 to $4.1 million in the first quarter of 2007 commensurate with higher debt levels and slightly higher interest rates. Outstanding long-term debt at March 31, 2007 was $311 million compared to $99 million at March 31, 2006. The increase is largely due to the additional debt associated with the Profico business acquisition of $179 million which was incurred near the end of June 2006.

Depletion and Depreciation

The depletion and depreciation rate, excluding the impact of exchangeable share conversions, for the three months ended March 31, 2007, increased slightly to $23.18 per BOE ($25.00 per BOE, including the exchangeable share impact) compared to $22.95 per BOE ($24.61 per BOE, including the exchangeable share impact) in the fourth quarter of 2006.

The depletion and depreciation rate, excluding the impact of exchangeable share conversions, for the three months ended March 31, 2006 was $11.76 per BOE ($15.39 per BOE, including the exchangeable share impact). The increase in rate to March 31, 2007 is largely due to the Profico acquisition in June 2006 for which the trust recorded a higher proportionate cost per BOE of proved reserves compared to the historic Focus properties.

The depletion and depreciation rate incorporates the results of independent reserve reports dated December 31, 2006 and actual capital expenditures.

Asset Retirement Obligation

The asset retirement obligation increased $1.8 million to $37.9 million at March 31, 2007 from $36.1 million at December 31, 2006. The increase is largely due to drilling activity offset by lower accretion expense. The asset retirement obligation recorded represents the net present value of cash flows required to settle asset retirement obligations, and a full description is contained in Note 5 of the notes to consolidated financial statements.

Income and Other Taxes

Income and other taxes include a future income tax recovery of $10.7 million in the first quarter of 2007 compared to a recovery of $3.1 million in the first quarter of 2006. The recovery of future income tax results from distributions to unitholders which transfers taxable income from the Trust to individual unitholders and from the depletion associated with accounting for exchangeable shares.

Certain of the Trust's assets are held by entities which transfer taxable income to unitholders. The excess of the carrying value of these assets over the tax value is approximately $74.9 million.

On March 29, 2007, the Federal Government's Bill C-52, which contains legislation pertaining to the taxation of distributions from publicly traded Canadian income trusts, royalty trusts and partnerships, received First Reading in the House of Commons. The legislation includes a 31.5 percent tax imposed on income before distributions at the trust level and taxed to the taxable Canadian investor, effectively as a dividend. If enacted, the legislation would apply to the Trust effective January 1, 2011.

Because this legislation is not substantively enacted at March 31, 2007, there is no impact on the recognition of future income taxes in the first quarter of 2007. If the legislation is enacted, the Trust's taxable status will change resulting in recognition of future tax liabilities at substantively enacted tax rates in respect of temporary differences described above. As the Trust would become a taxable entity in 2011, under Bill C-52 future income tax recoveries would likely not be recognized for income transfers from the Trust to unitholders for 2011 onward.

The Trust is currently assessing various structural alternatives in light of the Government's proposals. Despite the structural implication of the legislation, the core business of the Trust remains the same.

On December 15, 2006, the Government announced guidance regarding "normal growth" for equity capital during the transitional period from October 31, 2006 to 2011. This amount will be measured with reference to the Trust's market capitalization on October 31, 2006. The "normal growth" will permit new equity of 40 percent to the end of December 31, 2007 with an additional 20 percent per year 2008 through 2010, for a total of 100 percent. In addition, Trusts will be permitted to repay existing debt outstanding on October 31, 2006 without impacting the normal growth limits.

Capital Expenditures

Capital expenditures for field operations for the first quarter of 2007 were $49.6 million. Expenditures were split almost evenly between our two major core areas at Shackleton and Tommy Lakes.

At Shackleton we spent $23.9 million to drill 88 (82.4 net) Milk River gas wells with a 100 percent success rate. During the quarter we also installed two additional compressors at existing facilities to process production volumes from the winter program. Of the 88 wells drilled, 68 were tied in and placed on production prior to breakup and 13 will be tied in as part of our Q2 program. The remaining seven wells were delineation wells drilled to test the economic limits of the Shackleton

pool. These wells will be completed in the second quarter, but will be tied in at such time as our pipeline infrastructure is extended into these areas. Overall we are very pleased with the winter program in Shackleton. The program came in on time, on budget and as per expectations in terms of well results.

At Tommy Lakes we spent $23.5 million for the drilling of six (6.0 net) successful wells. During the period we tied in 15 (13.5 net) wells, which consisted of six wells (6.0 net) drilled during the quarter, eight (7.0 net) wells drilled late in the fourth quarter of 2006, and one (0.5 net) standing well. Overall, this winter's Tommy Lakes program met our objectives in terms of pool development and delineation, while also coming in on time and on budget.

The remaining capital of $2.2 million for the period consisted of $0.9 million for the drilling of two (0.9 net) successful Slave Point oil wells at Loon Lake and $1.3 million spent on workovers, recompletions and production optimization activities on our minor properties.

Capital expenditures for the balance of 2007 are expected to be in the range of $45 to $50 million. The remaining capital program will involve the drilling of approximately 145 net wells, consisting of 140 wells at Shackleton and the first five wells of our winter drilling program at Tommy Lakes.

Liquidity and Capital Resources

As at March 31, 2007 Focus had a working capital deficit of $16.5 million compared with working capital deficit of $11.1 million at December 31, 2006 and working capital deficit of $10.1 million at March 31, 2006. The working capital deficiency has increased from year end mainly due to the higher level of capital expenditures in the first quarter as well as the increase in the derivative liability of $3.4 million arising from accounting for financial commodity contracts. On a monthly basis there are fluctuations in accounts receivable and accounts payable reflecting the extent of capital programs, distributions to unitholders after month end and accrued revenue and royalties for the current month.

Long-term debt at March 31, 2007 was $311 million compared with $297 million at December 31, 2006 and $99 million at March 31, 2006. The increase in long-term debt from year end results from the timing of capital expenditures, as Focus is most active in the first quarter with its winter drilling programs.

Focus had a $350 million revolving syndicated credit facility among four Canadian financial institutions and a $15 million operating facility at December 31, 2006. The credit facility revolves until June 25, 2007, whereupon it may be renewed for a further 364-day term subject to a review by the lenders. If not extended, principal payments will commence after expiry of the revolving period and will consist of three quarterly payments of eight and one-third percent commencing 15 months after the term date and the remaining 75 percent at the end of the term. Focus has requested the extension. The credit facilities are secured by a floating charge debenture covering all of the assets of the Trust and a general security agreement.

Long-term debt plus the working capital deficiency increased $19.5 million during the first quarter of 2007 from $308.1 million at December 31, 2006 to $327.5 million at March 31, 2007. This increase of $19.4 million during the year primarily resulted from the following factors:

- Funds flow from operations of $64.4 million plus $19.5 million of debt and working capital were used to fund $33.0 million in distributions declared to unitholders, $49.6 million invested in capital expenditures for field operations, and $1.3 million of contributions to the reclamation fund and reclamation costs.
- Proceeds were $3.4 million from the issuance of equity pursuant to the exercise of trust unit appreciation rights ($0.5 million) and from the Distribution Reinvestment and Optional Trust Unit Purchase Plan ("DRIP Plan") ($2.9 million).
- The change in working capital includes $3.4 million related to accounting for financial commodity contracts.

Central to Focus' business strategy is the concept of sustainability where the sum of capital expenditures to maintain production and distributions is equal to funds flow from operations. Focus plans to finance its program for production replacement primarily through investing approximately 35 to 45 percent of funds flow from operations. Capital expenditures, including acquisitions and significant purchases of undeveloped land, above this level will be financed through a combination of funds flow, debt and equity.

On October 11, 2006 Focus announced the introduction of the DRIP Plan which provides eligible unitholders of Focus trust units the advantage of accumulating additional trust units by reinvesting their cash distributions paid by Focus and by making optional payment for additional trust units.

Under the distribution reinvestment portion of the DRIP Plan, participants can potentially buy additional units from treasury at 95 percent of the average market price. This DRIP Plan provides a service to unitholders and increases the financial flexibility of Focus. Focus wants to maintain financial flexibility at a time of shifting commodity prices. Consistent with the experience of other trusts for this basic type of plan, we expect the DRIP Plan will generate between $5.0 million and $10.0 million through the issuance of equity on an annual basis. Focus will generally use funds generated by this plan to reduce debt and invest in additional capital projects (including land purchases and expanded development operations).

Capitalization Table

(thousands except per-unit amounts)	**March 31, 2007**	December 31, 2006
Long-term debt	**$ 311,000**	$ 297,000
Plus: working capital deficiency	**16,537**	11,122
Total debt	**$ 327,537**	$ 308,122
Units outstanding and issuable for exchangeable shares	**78,765**	78,504
Market price	**$ 17.88**	$ 18.18
Market capitalization	**$1,408,327**	$1,427,203
Total capitalization	**$1,735,864**	$1,736,507
Total debt as a percentage of total capitalization	**18.9%**	17.8%
Annualized funds flow from operations [(1)]	**$ 261,235**	$ 247,062
Total debt to funds flow	**1.3x**	1.2x

(1) March 31, 2007 is based on the funds flow of the Trust for the 90-day period. The calculation of debt to annualized funds flow at December 31, 2006 is based on the $124.5 million of funds flow from operations of the Trust for the period of July 1 to December 31, 2006 to more appropriately match the asset base after the acquisition with the debt level after the acquisition late in June 2006.

2007 Cash Distributions

Ex-Distribution Date	Record Date	Distribution Payment Date	Distribution per Unit
January 29, 2007	January 31, 2007	February 15, 2007	$0.14
February 26, 2007	February 28, 2007	March 15, 2007	$0.14
March 28, 2007	March 31, 2007	April 16, 2007	$0.14
April 26, 2007	April 30, 2007	May 15, 2007	$0.14
May 29, 2007	May 31, 2007	June 15, 2007	$0.14(*)
June 27, 2007	June 30, 2007	July 16, 2007	$0.14(*)

(*) estimated

Focus declared distributions of $0.42 per unit in respect of January to March 2007 production. Cash distributions of the Trust are essentially taxed to the unitholders as ordinary income.

The distribution rate reflects Focus' commitment to a business strategy of sustainability where the sum of capital expenditures and distributions is approximately equal to cash flow. The Trust continually monitors the forward strip for natural gas and takes action in a prudent and proactive manner to ensure sustainability through price protection activities and by adjusting capital programs and distribution levels.

Exchangeable partnership units receive a cash distribution equal to the cash distribution declared for each Focus unit.

Contractual Obligations and Commitments

The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments and sales commitments. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. See Note 17 of the notes to consolidated financial statements for further details.

Critical Accounting Estimates

Focus' financial and operating results incorporate certain estimates including:

- estimated revenues, royalties and operating expenses on production as at a specific reporting date but for which actual revenues and expenses have not yet been received;
- estimated capital expenditures on projects that are in progress;

- estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves that the Trust expects to recover in the future, estimated future salvage values, and estimated future capital costs;
- estimated fair values of derivative contracts and physical sales contracts that are subject to fluctuation depending upon the underlying commodity prices and foreign exchange rates;
- estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures.

The Trust has hired individuals and consultants who have the skill sets to make such estimates and ensures that the individuals and departments with the most knowledge of an activity are responsible for the estimates. Past estimates are reviewed and compared to actual results in order to make more informed decisions on future estimates. The management team's mandate includes ongoing development of procedures, standards and systems to allow the Trust to make the best estimates possible.

Assessment of Business Risks

Refer to the Assessment of Business Risks section of the Trust's 2006 Annual Report MD&A for a detailed assessment.

Environmental Regulation and Risk

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. In 2002, the Government of Canada ratified the Kyoto Protocol (the "Protocol"), which calls for Canada to reduce its greenhouse gas emissions to specified levels. There has been much public debate with respect to Canada's ability to meet these targets and the Government's strategy or alternative strategies with respect to climate change and the control of greenhouse gases. Implementation of strategies for reducing greenhouse gases whether to meet the limits required by the Protocol or as otherwise determined, could have a material impact on the nature of oil and natural gas operations, including those of Focus.

The Federal Government released on April 26, 2007, its Action Plan to Reduce Greenhouse Gases and Air Pollution (the "Action Plan"), also known as ecoACTION and which includes the Regulatory Framework for Air Emissions. This Action Plan covers not only large industry, but regulates the fuel efficiency of vehicles and the strengthening of energy standards for a number of energy-using products. Regarding large industry and industry related projects, the Government's Action Plan intends to achieve the following: (i) an absolute reduction of 150 megatonnes in greenhouse gas emissions by 2020 by imposing mandatory targets; and (ii) air pollution from industry is to be cut in half by 2015 by setting certain targets. New facilities using cleaner fuels and technologies will have a grace period of three years. In order to facilitate companies' compliance of the Action Plan's requirements, while at the same time allowing them to be cost-effective, innovative and adopt cleaner technologies, certain options are provided. These are: (i) in-house reductions; (ii) contributions to technology funds; (iii) trading of emissions with below-target emission companies; (iv) offsets; and (v) access to Kyoto's Clean Development Mechanism.

On March 8, 2007, the Alberta Government introduced Bill 3, the *Climate Change and Emissions Management Amendment Act*, which intends to reduce greenhouse gas emission intensity from large industries. Bill 3 states that facilities emitting more than 100,000 tonnes of greenhouse gases a year must reduce their emissions intensity by 12 percent starting July 1, 2007; if such reduction is not initially possible the companies owning the large emitting facilities will be required to pay $15 per tonne for every tonne above the 12 percent target. These payments will be deposited into an Alberta-based technology fund that will be used to develop infrastructure to reduce emissions or to support research into innovative climate change solutions. As an alternate option, large emitters can invest in projects outside of their operations that reduce or offset emissions on their behalf, provided that these projects are based in Alberta. Prior to investing, the offset reductions, offered by a prospective operation, must be verified by a third party to ensure that the emission reductions are real.

Given the evolving nature of the debate related to climate change and the control of greenhouse gases and resulting requirements, it is not possible to predict the impact of those requirements on Focus and its operations and financial condition.

Review of Alberta Royalty and Tax Regime

On February 16, 2007, the Alberta Government announced that a review of the province's royalty and tax regime (including income tax and freehold mineral rights tax) pertaining to oil and gas resources, including oil sands, conventional oil and gas and coalbed methane, will be conducted by a panel of experts, with the assistance of individual Albertans and key stakeholders. The review panel is to produce a final report that will be presented to the Minister of Finance by August 31, 2007.

Disclosure Controls and Controls Over Financial Reporting

The Trust maintains a Disclosure Committee (the "Committee") that is responsible for ensuring that all public and regulatory disclosures are sufficient, timely and appropriate, and that disclosure controls and procedures are operating effectively. The Committee consists of the Chief Executive Officer and each of the Vice Presidents. As at the end of the period covered by this report, the design and operating effectiveness of the Trust's disclosure controls were evaluated by the Chief Executive Officer and the Chief Financial Officer. According to this evaluation, the Trust's disclosure controls and procedures are effective to ensure that any material, or potentially material, information is made known to the Committee and is properly included in this report. This evaluation took into consideration Focus' Disclosure, Confidentiality & Trading Policy and the functioning of its senior management, board of directors and board committees.

Management has designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with GAAP and has concluded, as of March 31, 2007, that the design of internal controls over financial reporting was effective.

There were no changes in internal control over financial reporting that have materially affected or are reasonably likely to materially affect the Trust's internal control over financial reporting in the first quarter of 2007.

The Trust's management, including the Chief Executive Officer and the Chief Financial Officer, do not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all error or fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Trust have been detected.

Outlook – 2007

The Trust's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated significantly over recent years and are determined by global demand and supply factors.

The following chart summarizes Focus' 2007 outlook. No acquisitions are assumed for the purpose of these forecasts.

In 2007, Focus will continue its active drilling and development program on its major natural gas properties. It is anticipated that these development opportunities will maintain production by offsetting production declines.

We do not attempt to forecast commodity prices, and as a result, we do not forecast funds flow from operations or future cash distributions to unitholders.

Summary of 2007 Expectations

Average annual production	21,500 – 23,500 BOE/d
Weighting to natural gas	89%
Production expenses per BOE	\$3.75 - \$4.25
Cash G&A expenses per BOE	\$0.90 - \$1.10
Capital expenditures - field	\$95 - \$115 million
Average annual payout ratio	55% - 65%
Approximate taxable portion of distributions	100%
Funds from operations/net debt	1.1x – 1.3x

Focus is committed to increasing the long-term value of the Trust to unitholders. The following goals are the foundation of our commitment to value creation:

- Maximize the value of existing assets ;
- Attract and retain the best value creation team;
- Pursue quality acquisitions that are strategic and accretive;
- Protect margins and improve profitability;
- Create value through operational expertise and control; and
- Maintain financial flexibility and strength.

Summary of Quarterly Results

The following table provides a summary of results for each of the last eight quarters. Significant factors and trends which have impacted these results include:

- Revenue and royalties are directly related to fluctuations in the underlying commodity prices and the extent to which price protection has been achieved through financial hedges and forward physical sales contracts.
- Prior to the Profico acquisition in late June 2006, many of the natural gas areas of Focus were only accessible in the winter. This includes the Tommy Lakes area, which is significant from a production and development program perspective. Please refer to the Seasonality of Operations section for additional information.
- Focus completed a major acquisition in June 2006 for approximately $1.1 billion where production more than doubled. Properties acquired allow for year-round access. The acquisition was financed with the issuance of 40.8 million trust units or exchangeable partnership units and an increase in long-term debt plus working capital deficiency of $179 million. See the Business Acquisition section for additional information.
- Effective January 1, 2007, the Trust discontinued hedge accounting on its financial commodity contracts. See Changes in Accounting Policy section for further discussion.

Summary of Quarterly Results

(thousands of dollars, except as indicated)	2007 Q1	2006 Q4	2006 Q3	2006 Q2	2006 Q1	2005 Q4	2005 Q3	2005 Q2
FINANCIAL								
Production revenue and financial commodity contract settlements[1]	99,269	98,434	90,395	48,663	48,146	52,315	48,790	46,583
Funds flow from operations	64,414	64,412	60,134	27,988	28,688	32,350	29,773	27,436
Per unit – basic	$0.82	$0.81	$0.77	$0.70	$0.77	$0.86	$0.80	$0.73
Cash distributions per trust unit	$0.42	$0.48	$0.48	$0.57	$0.57	$0.54	$0.52	$0.48
Payout ratio (per-unit basis)	51%	59%	63%	82%	74%	63%	65%	66%
Net income[2]	5,748	21,646	12,671	21,873	16,780	17,858	17,573	14,682
Per unit – basic	$0.07	$0.28	$0.19	$0.57	$0.46	$0.49	$0.48	$0.40
Capital expenditures	49,642	26,986	36,457	2,674	24,289	10,865	5,658	3,962
Acquisition expenditures, net	-	45	-	1,091,294	-	(33)	10,394	-
Long-term debt plus working capital	327,537	308,122	313,013	297,451	109,094	92,518	94,252	88,965
Total Trust Units – outstanding (000's)	78,765	78,504	78,425	78,359	37,521	37,456	37,418	37,339
OPERATIONS								
Average daily production								
Crude oil (bbls/d)	1,911	1,965	1,844	1,563	1,610	1,714	1,718	1,779
NGLs (bbls/d)	810	706	740	682	784	762	833	770
Natural gas (mcf/d)	115,515	113,539	115,612	46,753	45,137	42,629	44,910	46,997
BOE (@ 6:1)	21,974	21,594	21,853	10,038	9,917	9,582	10,036	10,382

(1) Production revenue includes settlements for financial commodity contracts and excludes the unrealized loss on commodity contracts and excludes the reclassification to earnings of gains on hedges.

(2) Effective January 1, 2007, the Trust discontinued hedge accounting for its financial commodity contracts. See Changes in Accounting Policy for further discussion.

Consolidated Balance Sheets (unaudited)

(thousands)	March 31, 2007	December 31, 2006
ASSETS		
Current assets		
Cash and cash equivalents	$ 1,269	$ -
Accounts receivable	44,384	51,392
Derivative asset	29	-
Prepaid expenses and deposits	6,175	5,467
Commodity contracts	-	2,959
	51,857	59,818
Petroleum and natural gas properties and equipment	1,315,145	1,301,056
Goodwill	453,241	453,241
Reclamation fund	6,514	5,649
	$1,826,757	$1,819,764
LIABILITIES		
Current		
Accounts payable and accrued liabilities	53,938	50,426
Derivative liability	3,429	-
Cash distributions payable	11,027	12,443
Current bank debt	-	4,948
Commodity contracts	-	3,123
	68,394	70,940
Long-term debt [note 6]	311,000	297,000
Asset retirement obligation [note 5]	37,961	36,131
Future income taxes	316,579	318,800
	733,934	722,871
NON-CONTROLLING INTEREST		
Exchangeable shares [note 7]	-	4,550
UNITHOLDERS' EQUITY		
Unitholders' capital [note 8]	954,238	922,426
Exchangeable partnership units [note 9]	203,320	218,500
Contributed surplus	3,512	2,945
Accumulated income [note 11]	(78,827)	(51,528)
Accumulated other comprehensive income [note 13]	10,580	-
	1,092,823	1,092,343
Commitments and contingencies [note 17]		
	$1,826,757	$1,819,764

See Notes to Consolidated Financial Statements

Approved on behalf of the Board:

Stuart G. Clark
Director

James H. McKelvie
Director

Consolidated Statements of Income and Accumulated Income (deficit)(unaudited)

	Three Months Ended, March 31,	
(thousands except per-unit amounts)	**2007**	2006
Revenue		
Production revenue	**$ 92,371**	$ 48,562
Financial commodity contract settlements	**6,898**	(416)
Unrealized loss on commodity contracts [note 3]	**(29,186)**	-
Reclassification to earnings of gains on hedges	**10,652**	-
Royalties	**(17,447)**	(10,775)
Alberta Royalty Tax Credit	**-**	134
Facility income	**627**	707
Interest income	**111**	9
	64,026	38,221
Expenses		
Transportation system charges	**3,584**	2,525
Production	**8,891**	4,912
General and administrative	**2,305**	1,621
Interest and financing	**4,054**	1,038
Depletion and depreciation	**49,505**	13,735
Accretion of asset retirement obligation	**675**	264
	69,014	24,095
Income before income taxes	**(4,988)**	14,126
Income and other taxes		
Future income tax reduction	**(10,736)**	(3,147)
Current and large corporations tax	**-**	150
	(10,736)	(2,997)
Non-controlling interest – exchangeable shares	**-**	345
Net income for the period	**5,748**	16,778
Changes in other comprehensive income [note 13]	**(7,367)**	-
Comprehensive income	**(1,619)**	-
Accumulated income (deficit), beginning of period	**(51,528)**	(258)
Net income	**5,748**	16,778
Cash distributions	**(33,047)**	(20,936)
Accumulated income (deficit), end of period	**$(78,827)**	$ (4,416)
Net income per unit [note 15]		
Basic	**$ 0.07**	$ 0.46
Diluted	**$ 0.07**	$ 0.45

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows (unaudited)

(thousands)	Three Months Ended, March 31, 2007	2006
Operating activities		
Net income for the period	**$ 5,748**	$ 16,778
Add non-cash items:		
Non-controlling interest – exchangeable shares	**-**	345
Non-cash general and administrative expenses [note 10]	**688**	713
Depletion and depreciation	**49,505**	13,735
Accretion on asset retirement obligation	**675**	264
Reclassification to earnings of gains on hedges	**(10,652)**	-
Unrealized loss on commodity contracts	**29,186**	-
Future income tax expense	**(10,736)**	(3,147)
Reclamation costs	**(483)**	-
Net change in non-cash working capital items	**8,896**	(1,655)
	72,827	27,033
Financing activities		
Proceeds from issue of trust units (pursuant to Distribution Reinvestment Plan)	**2,950**	-
Proceeds from exercise of unit appreciation rights	**494**	423
Increase in long-term debt	**14,000**	11,500
Cash distributions paid	**(34,463)**	(20,554)
	(17,019)	(8,631)
Investing activities		
Capital asset additions	**(49,642)**	(24,289)
Reclamation fund contributions, net of costs	**(865)**	(447)
Net change in non-cash working capital items	**(4,032)**	1,643
	(54,539)	(23,093)
Increase (decrease) in cash and cash equivalents during the period	**1,269**	(4,691)
Cash and cash equivalents, beginning	**-**	4,696
Cash and cash equivalents, ending	**$ 1,269**	$ 5

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

MARCH 31, 2007 AND 2006 (UNAUDITED)

1. STRUCTURE OF THE TRUST

Focus Energy Trust (the "Trust") was established on August 23, 2002 under a Plan of Arrangement involving the Trust, Storm Energy Inc., FET Resources Ltd., and Storm Energy Ltd. The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a trust indenture (the "Trust Indenture"). Valiant Trust Company has been appointed Trustee under the Trust Indenture. The beneficiaries of the Trust are the holders of the trust units (the "unitholders").

Under the Trust Indenture, the Trust may declare payable to unitholders all or any part of the income of the Trust. The income of the Trust consists primarily of interest earned on promissory notes issued to FET Resources Ltd., Focus BC Trust, and FET Energy Ltd., entities that are wholly owned by the Trust, distributions paid on subordinated units from Focus BC Trust units owned by the Trust, as well as amounts attributed to a net profits interest agreement (the "NPI Agreement").

Pursuant to the terms of the NPI Agreement, the Trust is entitled, through a subsidiary, to a payment from FET Resources Ltd. each month essentially equal to the amount by which the gross proceeds from the sale of production exceed certain deductible expenditures (as defined). Under the terms of the NPI Agreement, deductible expenditures may include amounts, determined on a discretionary basis, to fund capital expenditures, to repay third party debt and to provide for working capital required to carry out the operations of FET Resources Ltd.

The taxable income of the Trust includes a deduction for the allocation of taxable income to unitholders, which is paid or becomes payable in the year. The Trust Indenture provides that an amount at least equal to the taxable income of the Trust must be paid or payable each year to unitholders in order to reduce the Trust's taxable income to zero. Such taxable income relating to the payable amount is allocated to unitholders of record at the end of the year, and each unitholder at the distribution record date receives a pro rata share of the payable amount.

FET Resources Ltd. (the "Company") is a subsidiary of the Trust. Under the Plan of Arrangement, the Company became the successor company to Storm Energy Inc. through amalgamation on August 23, 2002. The Company is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production.

FET Energy Ltd. is a subsidiary of the Trust. Under a Plan of Arrangement with Profico Energy Management Ltd. ("PEML") dated June 26, 2006, FET Energy Ltd. become the successor company to PEML through amalgamation on June 27, 2006. FET Energy Ltd., through its interest in a partnership, is engaged in the business of oil and natural gas exploitation, development, acquisition and production.

2. SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The specific accounting principles used are described in the annual consolidated financial statements of the Trust and should be read in conjunction with these consolidated financial statements. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting period. Correspondingly, actual results could differ from estimated amounts. These consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality.

In particular, the amounts recorded for depletion and depreciation of the petroleum and natural gas properties and equipment and for asset retirement obligations are based on estimates of reserves and future costs. The cost impairment test is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements of future periods could be material.

The Trust's most significant properties in terms of production and capital expenditures, prior to the acquisition of properties from PEML, are only accessible by road in the winter. This restricted access typically results in higher capital expenditures in the first and fourth quarters. Production is typically higher due to flush production from the winter drilling program at the end of the first quarter and beginning of the second quarter. Production from the new wells stabilizes within 12 months. The properties acquired from PEML allow year-round access which will reduce the significance of the seasonality of operations for the Trust.

3. CHANGES IN ACCOUNTING POLICY

Effective January 1, 2007, the Trust adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, "Comprehensive Income"; Section 3861, "Financial Instruments – Disclosure and Presentation"; Section 3855, "Financial Instruments – Recognition and Measurement"; and Section 3865, "Hedges", prospectively and therefore the comparative interim financial statements have not been restated. These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting.

Effective January 1, 2007, the following adjustments were made to the balance sheet to adopt the new standards:

Increase (decrease) ($ thousands)	
Derivative assets	25,950
Derivative liabilities	-
Future income tax liability	(8,003)
Accumulated other comprehensive income	
Hedges, net of income taxes	17,947

The following table summarizes the income statement effects of the financial commodity contracts:

	Three Months Ended March 31, 2007
Financial commodity contract settlements	$ 6,898
Unrealized loss on commodity contracts	(29,186)
Reclassification to earnings of gains on hedges	10,652
	$(11,636)

(a) Financial Instruments – Recognition and Measurement

This new standard requires all financial instruments within its scope, including all derivatives, to be recognized on the balance sheet initially at fair value. Subsequent measurement of all financial assets and liabilities except those held-for-trading and available-for-sale are measured at amortized cost determined using the effective interest rate method. Held-for-trading financial assets are measured at fair value with changes in fair value recognized in earnings. Changes to the measurement of existing financial assets and liabilities at the date of adoption were adjusted to opening accumulated other comprehensive income as noted above.

(b) Derivatives

The Trust continues to utilize financial derivatives and non-financial derivatives, such as commodity sales contracts requiring physical delivery, to manage a portion of the price risk attributable to future sales of petroleum and natural gas production. Refer to Note 12 to the Trust's 2007 Q1 financial statements for additional disclosure on the Trust's risk management objectives and policies.

The Trust has elected to account for its commodity sales contracts, which were entered into and continue to be held for the purpose of receipt or delivery of non-financial items in accordance with its expected purchase, sale or usage requirements as executory contracts on an accrual basis rather than as non-financial derivatives. Prior to adoption of the new standards, physical receipt and delivery contracts did not fall within the scope of the definition of a financial instrument and were also accounted for as operating contracts.

Subsequent changes in fair value of derivatives that are not designated or do not qualify for hedge accounting are recognized in net earnings as incurred.

Prior to January 1, 2007, the Trust applied hedge accounting to its financial derivatives. On January 1, 2007, the Trust discontinued hedge accounting for all existing financial derivatives. Net derivative gains (or losses) in accumulated other comprehensive income at January 1, 2007 will be reclassified to earnings in future periods as the original hedged transactions affect net earnings. From that date forward, the changes in fair value of such derivatives will be recognized in net earnings when incurred. Discontinuing hedge accounting will not affect the Trust's reported financial position or cash flows.

(c) Embedded Derivatives

On adoption, the Trust elected to recognize as separate assets and liabilities, only those embedded derivatives in hybrid instruments issued, acquired or substantively modified after January 1, 2003. The Trust did not identify any material embedded derivatives which required separate recognition and measurement.

(d) Other Comprehensive Income

The new standards require a new statement of comprehensive income, which consists of net earnings and other comprehensive income which, for the Trust, relates to changes in gains or losses on derivatives previously designated as hedges. This information is contained in Note 13.

4. BUSINESS ACQUISITION

Effective June 27, 2006 Focus acquired PEML pursuant to a Plan of Arrangement with PEML. On June 26, 2006, the unitholders of the Trust and the shareholders of PEML voted to approve resolutions to effect the Plan of Arrangement by which security holders of PEML received a total of 5.17 Focus Energy Trust units and/or Focus Limited Partnership exchangeable units and $25.12 cash for each PEML common share and the Trust received the assets and assumed the liabilities of PEML for total consideration of $1,091.3 million. Of this amount, $1,070.5 million was for the acquisition of oil and gas assets, and the remaining $20.8 million was for the acquisition of working capital.

This amount consisted of the issuance of 30,802,817 Focus Energy Trust units, 9,999,992 Focus Limited Partnership exchangeable units and $199.8 million in cash and transaction costs. Both the Trust and Partnership units had a fair value of $21.85 per unit. The board of directors approved the Information Circular dated May 25, 2006 with respect to the Plan of Arrangement on May 24, 2006.

The Trust's aggregate consideration for the acquisition of PEML consists of the following:

Consideration for the acquisition:

($ thousands)	
Trust units issued	673,041
Exchangeable partnership units issued	218,500
Cash	198,253
Transaction costs	1,500
	1,091,294

This transaction has been accounted for using the purchase method whereby the assets acquired and the liabilities assumed are recorded at their fair values with the excess consideration over the fair value of the identifiable net assets allocated to goodwill. The following summarizes the allocation of the aggregate consideration of the PEML acquisition.

Allocation of purchase price:

($ thousands)	
Cash acquired	55,800
Net working capital	(36,717)
Petroleum and natural gas properties and equipment	903,645
Fair value of commodity contracts	1,679
Goodwill	448,141
Asset retirement obligation	(14,570)
Future income taxes	(266,684)
	1,091,294

Effective June 27, 2006, the results from operations from the assets purchased from PEML have been included in the consolidated financial statements of the Trust.

5. ASSET RETIREMENT OBLIGATION

The Trust's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $89.3 million which will be incurred between 2007 and 2040. The majority of the costs will be incurred after 2021. A credit-adjusted risk-free rate of 7.5 percent and an inflation rate of 2.1 percent were used to calculate the fair value of the asset retirement obligation.

A reconciliation of the asset retirement obligation is provided below:

(thousands)	March 31, 2007	March 31, 2006
Balance, beginning of period	$36,131	$ 15,090
Accretion expense	675	264
Development activity and change in estimates	1,638	192
Settlement of liabilities	(483)	-
Balance, end of period	$37,961	$ 15,546

6. LONG-TERM DEBT

As at March 31, 2007 the Trust has a $350 million revolving syndicated credit facility among four Canadian financial institutions with an extendible 364-day revolving period and a two-year amortization period. In addition, the Trust has a $15 million demand operating line of credit. At March 31, 2007, the available borrowings under these facilities were reduced by $3.0 million of letters of credit. The credit facilities are secured by a floating charge debenture covering all of the assets of the Trust and a general security agreement.

Advances bear interest at the bank's prime rate, bankers' acceptance rates plus stamping fees, or U.S. LIBOR rates plus applicable margins depending on the form of borrowing by the Trust. Stamping fees and margins vary from zero percent to 1.5 percent dependent upon financial statement ratios and type of borrowing. The effective rate on debt outstanding at March 31, 2007 is approximately 5.2 percent.

The credit facility will revolve until June 25, 2007, whereupon it may be renewed for a further 364-day term subject to review by the lenders. If not extended, principal payments will commence after expiry of the revolving period and will consist of three quarterly payments of eight and one-third percent commencing 15 months after the term date and the remaining 75 percent at the end of the term. The Trust has requested the extension.

7. NON-CONTROLLING INTEREST – EXCHANGEABLE SHARES

The exchangeable shares of FET Resources Ltd. were convertible at any time into trust units (at the option of the holder) based on the exchange ratio. The exchange ratio was increased monthly based on the cash distribution paid on the trust units divided by the ten-day weighted average unit price preceding the record date. The exchangeable shares of FET Resources Ltd. were listed for trading on the Toronto Stock Exchange under the symbol FTX.

As a result of a minimal number of exchangeable shares outstanding, FET Resources Ltd. elected to redeem all of its exchangeable shares outstanding on January 16, 2007. In connection with this redemption, FET Resources Ltd. exercised its overriding "redemption call right" to purchase such exchangeable shares from holders of record. Each redeemed exchangeable share was purchased for trust units of the Trust in accordance with the exchange ratio in effect at January 15, 2007, rounded to the nearest whole trust unit. A Notice of Redemption was mailed to all exchangeable shareholders outlining the terms of this redemption.

Exchangeable Shares of FET Resources Ltd.	Number of Shares 2007	2006	Consideration (thousands) 2007	2006
Balance as at January 1	502,587	560,218	$ 4,550	$4,131
Net income attributable to non-controlling interest	-	-	-	345
Exchanged for trust units	(502,587)	(18,001)	(4,550)	(133)
Balance as at March 31	-	542,217	$ -	$4,343

8. UNITHOLDERS' CAPITAL

An unlimited number of trust units may be issued pursuant to the Trust Indenture. Each trust unit entitles the holder to one vote at any meeting of the unitholders and represents an equal fractional undivided beneficial interest in any distribution from the Trust and in any net assets in the event of termination or winding up of the Trust. The trust units are redeemable at the option of unitholders up to a maximum of $250,000 per annum. This limitation may be waived at the discretion of the Trust.

In October 2006, the Trust put in place the Distribution Reinvestment and Optional Trust Unit Purchase Plan ("DRIP Plan") which provides the option for unitholders to reinvest cash distributions into additional units, either issued from treasury at 95 percent of the prevailing market price or through the facilities of the Toronto Stock Exchange at prevailing market rates with no additional commissions or fees. The Trust expects to issue units from treasury at a discount to satisfy the distribution reinvestment component of the DRIP Plan. As at March 31, 2007, the Trust has listed and reserved 763,667 trust units for the DRIP Plan.

Trust Units of Focus Energy Trust	Number of Units 2007	2006	Consideration (thousands) 2007	2006
Balance as at January 1	67,768,125	36,687,167	$922,426	$244,426
Issued on conversion of exchangeable shares (i)	740,311	25,032	13,066	583
Issued pursuant to the Executive Bonus Plan (ii)	-	14,695	-	366
Issued pursuant to the Distribution Reinvestment Plan (iii)	177,540	-	2,950	-
Issued on conversion of exchangeable partnership units (iv)	694,739	-	15,180	-
Exercise of Unit Appreciation Rights (v)	79,500	37,250	616	553
Balance as at March 31	69,460,215	36,764,144	$954,238	$245,928

(i) Issued on conversion of exchangeable shares to trust units with the consideration recorded being equal to the market value of the trust units received on the date of conversion

(ii) Pursuant to the Executive Bonus Plan, 50 percent of all amounts due under such plan are payable through the issuance of trust units priced at the five day weighted average trading price for the last five trading days of the month for which the bonus relates.

(iii) Issued pursuant to the DRIP Plan, units are either issued from treasury at 95 percent of the average market price for the 10 days immediately preceding the distribution date or through facilities of the TSX, at prevailing market prices.

(iv) Issued on conversion of exchangeable partnership units to trust units with the consideration recorded being equal to the historical value of the exchangeable partnership units

(v) Exercise of Unit Appreciation Rights includes cash consideration of $494,760 (2006 - $422,855) and contributed surplus credit of $121,346 (2006 - $130,220).

9. EXCHANGEABLE PARTNERSHIP UNITS

The exchangeable partnership units of Focus Limited Partnership are convertible after January 1, 2007 into trust units, at the option of the holder, on a one-for-one basis. Cash distributions equal to the distribution paid to Trust unitholders are paid to the holders of the exchangeable partnership units.

The board of directors may redeem the exchangeable partnership units after January 8, 2017, unless certain conditions are met to permit an earlier redemption date.

The exchangeable partnership units are entitled to vote on Focus matters with Trust unitholders through the Special Voting Unit. The exchangeable partnership units are not listed on any stock exchange and are not transferable.

Exchangeable Partnership Units of Focus Energy Trust	Number of Units 2007	2006	Consideration (thousands) 2007	2006
Balance as at January 1	9,999,992	-	$218,500	-
Exchanged for trust units	694,739	-	(15,180)	-
Balance as at March 31	9,305,253	-	$203,320	-

The exchangeable partnership units were issued at a fair value of $21.85 per unit.

10. TRUST UNIT RIGHTS PLAN

The Trust Unit Rights Plan (the "Plan") was established August 23, 2002 as part of the Plan of Arrangement. The Trust may grant rights to employees, directors, consultants and other service providers of the Trust and any of its subsidiaries. The Trust is authorized to grant up to five percent of the outstanding trust units, including units issuable upon exchange of exchangeable partnership units. To March 31, 2007, the Trust has listed and reserved 3,768,821 trust units and there are rights outstanding to purchase 2,323,414 trust units pursuant to the terms of the Plan.

The initial exercise price of rights granted under the Plan is equal to the weighted average of the closing price of the trust units on the immediately preceding five trading days. At the option of the unitholder, the exercise price per right is calculated by deducting from the grant price the aggregate of all distributions, on a per-unit basis, made by the Trust after the grant date which represents a return of more than 0.833 percent of the Trust's recorded cost of capital assets (excluding any ceiling test write-downs and adjustments due to the conversion of exchangeable shares or any other fully paid exchangeable securities of the Corporation and Limited Partnership units of Focus Limited Partnership into trust units) less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Provided this test is met, then the entire amount of the distribution is deducted from the grant price. Rights granted prior to June 2006 have a life of five years and vest equally over a four-year period commencing on the first anniversary of the grant. Rights granted under the Plan subsequent to May 2006 have a life of four years and vest equally over a three-year period commencing on the first anniversary of the grant.

	2007		2006	
	Number of Rights	Weighted Average Exercise Price	Number of Rights	Weighted Average Exercise Price
Balance as at January 1	2,438,063	$ 16.52	1,311,100	$ 12.52
Granted	33,336	$ 18.06	64,500	$ 25.05
Exercised	(79,500)	$ 7.75	(37,250)	$ 11.35
Cancelled	(75,152)	$ 21.16	(24,000)	$ 21.37
Before reduction of exercise price	2,316,747	$ 16.69	1,314,350	$ 13.01
Reduction of exercise price	-	$ (0.03)	-	$ (0.35)
Balance as at March 31	2,316,747	$ 16.66	1,314,350	$ 12.66

- The average exercise price at the grant date is $19.65.
- The average contractual life of the rights outstanding is 2.77 years.
- The number of rights exercisable at March 31, 2007 is 390,000.
- The average value at the grant date for the quarter ended March 31, 2007 is $4.87.

The fair value of rights is estimated using a modified Black Scholes option pricing model.

The Trust has recorded non-cash compensation expense of $687,539 for the quarter ended March 31, 2007. The Trust recorded non-cash compensation expense of $331,875 for the quarter ended March 31, 2006.

11. ACCUMULATED INCOME (DEFICIT)

(thousands)	2007	2006
Accumulated income, before cash distributions	$ 265,673	$ 203,736
Accumulated cash distributions	(344,500)	(208,152)
Balance as at March 31	$ (78,827)	$ (4,416)

12. FINANCIAL INSTRUMENTS

As described in Note 3 of the notes to consolidated financial statements, on January 1, 2007 Focus adopted the new CICA requirements relating to financial instruments.

The Company's financial instruments included in the balance sheet consist of accounts receivable, other receivables, accounts payable and accrued liabilities and bank debt.

Credit risk:

The Company's accounts receivable are due from a diverse group of customers and as such are subject to normal credit risks.

Interest rate risk:

The Company is also exposed to interest rate risk to the extent that long-term debt is at a floating rate of interest.

Fair values:

The fair values of short-term financial instruments, being accounts receivable, accounts payable and accrued liabilities and cash distributions payable approximate their carrying values due to their short term to maturity. The fair value of long-term debt approximates its carrying value due to the floating interest rate and the revolving nature of the obligation.

The following financial contracts were outstanding at the date of writing.

Financial Contracts	Daily Quantity	Contract Price		Price Index	Term
Crude oil	400 bbls	$ 70.00-79.00	Cdn	WTI	January 2007 – December 2007
	400 bbls	$ 70.93	Cdn	WTI	April 2007 – September 2007
Natural gas	7,300 GJ	$ 7.70	Cdn	AECO	March 2007 – October 2007
	15,000 GJ	$ 7.77	Cdn	AECO	April 2007 – October 2007
	10,000 GJ	$ 7.90	Cdn	AECO	April 2007 – October 2007
	5,000 GJ	$ 8.00	Cdn	AECO	April 2007 – October 2007
	5,000 GJ	$ 7.52	Cdn	AECO	April 2007 – October 2007
	5,000 GJ	$ 7.50	Cdn	AECO	April 2007 – October 2007
	5,000 GJ	$ 7.53	Cdn	AECO	April 2007 – October 2007
	5,000 GJ	$ 7.50	Cdn	AECO	April 2007 – October 2007
	15,000 GJ	$ 8.25-9.00	Cdn	AECO	November 2007 – March 2008
	15,000 GJ	$ 8.02	Cdn	AECO	November 2007 – March 2008
	10,000 GJ	$ 8.60	Cdn	AECO	November 2007 – March 2008

New CICA Handbook Standards, Section 3855 "Financial Instruments – Recognition and Measurement", Section 3865 "Hedges", and Section 1530 "Comprehensive Income" are applicable for the Trust beginning in 2007.

As a result, hedge accounting for financial contracts has not been continued in future periods beyond 2006. All derivative contracts commencing January 1, 2007 are recorded at fair value on the balance sheet. Derivatives are adjusted to fair value each period with the change recognized in the determination of income. Settlement of derivatives is included in the Statement of Cash Flows as an operating activity. Unrealized gains and losses are subtracted or added back as a non-cash item.

13. ACCUMULATED OTHER COMPREHENSIVE INCOME

(thousands)	2007
Accumulated other comprehensive income, beginning of period	$ -
Adoption of financial instruments [notes 3 and 12], net of tax ($8.0 million)	17,947
Reclassification to earnings of gains on hedges, net of tax ($3.3 million)	(7,367)
Balance as at March 31	$ 10,580

As described in Note 3 of the notes to consolidated financial statements, on January 1, 2007 Focus adopted the new CICA requirements relating to financial instruments. The new standards require a new statement of comprehensive income, which consists of net earnings and other comprehensive income which, for the Trust, relates to changes in gains or losses on derivatives previously designated as cash flow hedges.

At December 31, 2006 the fair value of the Trust's outstanding hedges was $25.8 million. The adjustment to accumulated other comprehensive income is shown net of tax. This value will be reclassified and brought through income over the life of the original contracts until March 2008 at which time the balance will be nil.

14. PHYSICAL SALES CONTRACTS

In addition to the financial contracts described above, the following physical contracts were outstanding at the date of writing. The fair market value of these contracts at March 31, 2007, which have no book value, would have resulted in a net payment by the Trust of $1.5 million.

Physical Sales Contracts	Daily Quantity	Contract Price		Term
Natural gas – fixed price	15,000 GJ	$7.15	Cdn	April 2007 – October 2007
	10,500 GJ	$7.18	Cdn	April 2007 – October 2007
	10,000 GJ	$8.96	Cdn	April 2007 – October 2007

15. PER-UNIT AMOUNTS AND SUPPLEMENTARY CASH FLOW INFORMATION

Basic per-unit calculations are based on the weighted average number of trust units and exchangeable partnership units outstanding during the period. Diluted per-unit calculations include additional trust units for the dilutive impact of rights outstanding pursuant to the Rights Plan and include exchangeable partnership units, and exchangeable shares converted at the average exchange ratio.

Basic per-unit calculations for the three-month period ended March 31 are based on the weighted average number of trust units outstanding in 2007 of 78,568,286 (2006 of 36,718,905).

Diluted calculations for the three-month period ended March 31 include additional trust units for the dilutive impact of the Rights Plan in 2007 of 390,637 (2006 of 512,951) and 124,223 exchangeable shares (2006 of 770,152) converted at the average exchange rate. Net income has been increased for the net income attributable to the exchangeable shareholders in calculating dilutive per-unit amounts.

Supplementary cash flow information for the three months ended March 31:

(thousands)		2007		2006
Interest paid	$	4,125	$	1,330
Interest received	$	111	$	9
Taxes paid	$	2	$	207
Cash distributions paid	$	34,463	$	20,554

16. INCOME TAXES

Effective July 1, 2006, the Saskatchewan general corporate income tax rate decreased from 17 percent to 14 percent with further reductions expected on July 1, 2007 to 13 percent and on July 1, 2008 to 12 percent. Effective April 1, 2006, the Alberta general corporate income tax rate decreased from 11.5 percent to 10 percent. The phase-in of the reduction of the federal general corporate income tax rate on income from resource activities from 28 percent to 21 percent and the elimination of the resource allowance deduction and the deductibility of actual provincial and other Crown royalties paid, is complete in 2007. The Federal Government further announced in 2006 a reduction in the general corporate tax rate from 21 percent to 19 percent from 2008 to 2010 and the elimination of the corporate surtax in 2008 and the large corporations tax in 2006.

On March 29, 2007, the Federal Government's Bill C-52, which contains legislation pertaining to the taxation of distributions from publicly traded Canadian income trusts, royalty trusts and partnerships, received First Reading in the House of Commons. The legislation includes a 31.5 percent tax imposed on income before distributions at the trust level and taxed to the taxable Canadian investor, effectively as a dividend. If enacted, the legislation would apply to the Trust effective January 1, 2011.

As the legislation is not substantively enacted at March 31, 2007, there is no impact on the recognition of future income taxes in the first quarter of 2007. If the legislation is enacted, the Trust's taxable status will change resulting in recognition of future tax liabilities at substantively enacted tax rates in respect of temporary differences held by entities which transfer taxable income to unitholders.

17. COMMITMENTS AND CONTINGENCIES

The Trust is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that any resulting settlements would not materially affect the Trust's financial position or reported results in operations.

The following table is a summary of all contractual obligations and commitments for the next five years.

($ thousands)	Total	2007	2008-2009	2010-2011	2012 and thereafter
Office premises	2,436	626	1,315	495	-
Operating leases	359	359	-	-	-
Mineral and surface leases[(2)]	27,012	4,502	9,004	9,004	4,502
Transportation and processing	23,867	13,111	6,078	1,344	3,334
Asset retirement obligations[(3)]	37,961	643	486	950	35,882
Total contractual obligations	91,635	19,241	16,883	11,793	43,718

(1) The table does not include the Trust's obligations for financial instruments and physical sales contracts which are fully disclosed in Notes 12 and 14.

(2) The Trust makes payments for mineral and surface leases. The table includes payments for each of the years 2007 to 2012 under these leases, assuming continuation of the leases. The continuation of leases is based on decisions by the Trust relating to each of the underlying properties. Payments for the period after 2012 have not been included in the table but would continue at the same yearly rate if there were no change to the underlying properties.

(3) Based on the estimated timing of expenditures to be made in future periods

In addition, the Trust has income and capital tax filings that are subject to audit and potential reassessment. The findings from such audit may impact the tax liability of the Trust. The final results are not reasonably determinable at this time and management believes it has adequately provided for income and capital taxes.

Corporate Information

SENIOR MANAGEMENT

Derek W. Evans
President and C.E.O.

William D. Ostlund
Senior Vice President and C.F.O.

Dennis M. Lawrence
Senior Vice President and C.O.O.

Bryce H. Murdoch
Vice President, Geology

Al S. Pickering
Vice President, Land

David W. Sakal
Vice President, Operations

A. Kim Schoenroth
Vice President, Finance

Hugh C. McCaskill
Vice President, Development

Grant A. Zawalsky
Corporate Secretary

DIRECTORS

Matthew J. Brister(4)(5)

John A. Brussa(3)

Stuart G. Clark(1)(2)

Derek W. Evans

Jeff S. Lebbert(3)

James H. McKelvie(2)(3)

David P. O'Brien(5)

Gerald A. Romanzin(2)(4)(5)

Clayton H. Woitas(4)

(1) Chairman of the Board
(2) Member of the Audit Committee
(3) Member of the Compensation Committee
(4) Member of the Reserves Committee
(5) Member of the Corporate Governance Committee

HEAD OFFICE

Suite 3300, 205 - 5th Avenue S.W.

Calgary, Alberta, Canada T2P 2V7

Tel: (403) 781-8409

Fax: (403) 781-8408

www.focusenergytrust.com

STOCK EXCHANGE LISTING

TSX Listing:

Focus Energy Trust: FET.UN

SOLICITORS

Burnet, Duckworth & Palmer LLP

Calgary, Alberta, Canada

AUDITORS

KPMG LLP

Calgary, Alberta, Canada

BANKERS

Bank Syndicate

Lead Agent: Royal Bank of Canada

Calgary, Alberta

ENGINEERING CONSULTANTS

Paddock Lindstrom & Associates Ltd.

Calgary, Alberta

GLJ Petroleum Consultants Ltd.

Calgary, Alberta

REGISTRAR & TRANSFER AGENT

Valiant Trust Company

Calgary, Alberta

ABBREVIATIONS

API	American Petroleum Institute
ARTC	Alberta Royalty Tax Credit
Bcf	Billions of cubic feet
Bcfe	Billions of cubic feet equivalent
BOE	Barrels of oil equivalent @ 6:1
BOE/d	Barrels of oil equivalent per day
bbl	Barrel of oil or natural gas liquids
bbls	Barrels of oil or natural gas liquids
bbls/d	Barrels per day
$CDN	Canadian Dollar
GJ	Gigajoules
GJ/d	Gigajoules per day
Mmbtu	Millions of British Thermal Units
Mmbtu/d	Millions of British Thermal Units per day
mbbl	Thousand barrels
mbbls	Thousands of barrels
Mmbbls	Millions of barrels
Mmcfe/d	Millions of cubic feet equivalent per day
MBOE	Thousands of barrels of oil equivalent
MBOE/d	Thousands of barrels of oil equivalent per day
MMBOE	Millions of barrels of oil equivalent
mcf	Thousands of cubic feet
mcf/d	Thousands of cubic feet per day
Mmcf	Millions of cubic feet
Mmcf/d	Millions of cubic feet per day
Mw	Megawatt
Mw/hr	Megawatt per hour
NGL	Natural gas liquid
OPEC	Organization of Petroleum Exporting Countries
RLI	Reserve Life Index
TSX	Toronto Stock Exchange
WTI	West Texas Intermediate
$US	United States Dollar

FOR FURTHER INFORMATION CONTACT:

Derek W. Evans
President and Chief Executive Officer
Tel: (403) 781-8405

William D. Ostlund
Senior Vice President and Chief Financial Officer
Tel: (403) 781-8406

FOCUS ENERGY TRUST

Suite 3300, 205 – 5th Avenue SW, Calgary, Alberta, Canada T2P 2V7 Tel (403) 781-8409 Fax (403) 781-8408 www.focusenergytrust.com

FOCUS ENERGY TRUST

News Release

FOCUS ENERGY TRUST ANNOUNCES Q1 FINANCIAL & OPERATING RESULTS

Calgary, May 10, 2007 – Focus Energy Trust ("Focus") (FET.UN – TSX) announces its consolidated financial and operating results for the first quarter ending March 31, 2007.

Consolidated Highlights

(thousands of dollars, except where indicated)	Three Months Ended March 31, 2007	2006	Change
FINANCIAL			
Production revenue and financial commodity contract settlements[1]	99,269	48,146	106%
Funds flow from operations [2]	64,414	28,688	125%
Per unit [3] [4]	$ 0.82	$ 0.77	6%
Cash distributions	33,047	20,936	58%
Per unit	$ 0.42	$ 0.57	(26%)
Payout ratio (per-unit basis)	51%	74%	(23%)
Net income	5,748	16,778	(66%)
Per unit	$ 0.07	$ 0.46	(85%)
Capital expenditures and acquisitions[5]	49,642	24,289	104%
Long-term debt less working capital	327,537	109,094	200%
Increase for the period [8]	19,415	16,576	
Total Trust Units – outstanding (000's)[4]	78,765	37,521	110%
Weighted average Total Trust Units (000's)[6]	78,693	37,489	110%
OPERATIONS			
Average daily production			
Crude oil (bbls/d)	1,911	1,610	19%
NGLs (bbls/d)	810	784	3%
Natural gas (mcf/d)	115,515	45,137	156%
Barrels of oil equivalent (@ 6:1)	21,974	9,917	122%
Average product prices realized [7]			
Crude oil (CDN$/bbl)	$ 62.61	$ 63.13	(1%)
NGLs (CDN$/bbl)	$ 55.35	$ 59.45	(7%)
Natural gas (CDN$/mcf)	$ 7.77	$ 7.92	(2%)
Field netback per BOE			
Revenue [7]	$ 48.38	$ 51.11	(5%)
Royalties, net of ARTC	$ (8.82)	$ (11.92)	(26%)
Production expenses	$ (4.50)	$ (5.50)	(18%)
Field netback	$ 35.07	$ 33.69	4%
Wells drilled			
Gross	96	9	967%
Net	89.3	7.4	1,107%
Success rate	100%	100%	-
TRUST UNIT TRADING STATISTICS			
Unit prices			
High	$ 18.75	$ 25.65	
Low	$ 16.19	$ 20.65	
Close	$ 17.88	$ 23.71	(25%)
Daily average trading volume	203,727	116,940	74%

(1) Production revenue includes settlements for financial commodity contracts and excludes the unrealized loss on commodity contracts and excludes the reclassification to earnings of gains on hedges.

(2) Funds flow from operations ("funds flow" before changes in non-cash working capital and reclamation costs) is used by management to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital and reclamation costs.

(3) Based on the weighted average Total Trust Units outstanding for the period

(4) Total Trust Units being trust units, exchangeable partnership units, and exchangeable shares converted at the exchange ratio prevailing at the time. Total Trust Units as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. The exchange ratio for exchangeable shares was 1.39579 at March 31, 2006. These shares were redeemed for trust units on January 16, 2007. Each exchangeable partnership unit is exchangeable into one trust unit.

(5) Cost of capital expenditures and acquisitions excluding any asset retirement obligation or future income tax

(6) Weighted average Total Trust Units including trust units, exchangeable partnership units and exchangeable shares converted at the average exchange ratio

(7) Includes settlements for financial commodity contracts and net of transportation charges. Excludes the unrealized loss on commodity contracts and excludes the reclassification to earnings of gains on hedges.

(8) Increase for the period refers to the change in long-term debt and working capital from the prior quarter.

Forward-Looking Information – Certain information set forth in this document, including management's assessment of Focus' future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that net present value of reserves does not represent fair market value of reserves.

Highlights

- Q1 was the most active quarter in the Trust's history with the drilling of 96 gross (89.3 net) wells in our two core operating areas of Tommy Lakes and Shackleton.
- This winter's projects not only increased our production in these areas, but as importantly, improved our understanding of where and how to exploit and expand the undeveloped potential on both of these long-life natural gas assets.
- Our natural gas price protection program generated an incremental $9.0 million ($0.11 per unit) of revenue in Q1 2007, providing additional certainty to our distribution and capital programs.
- Cost pressures appear to be easing, with some of the most positive changes being seen in our Saskatchewan operating area.

Message to Unitholders

We are pleased to present the results for the first quarter of 2007. There has been a record level of activity as Focus completed extensive natural gas development programs in both our core areas of Tommy Lakes in British Columbia and Shackleton in Saskatchewan. The capital programs were directed towards both production replacement through development drilling and expansion of our drilling inventory through the testing of new ideas and the evaluation of our land base. We have had 100 percent success with our drilling activity and are pleased with the costs and results at both Shackleton and Tommy Lakes.

At Shackleton in Q1 we drilled 88 (82.4 net) Milk River gas wells with 100 percent success and installed two new compressors at existing facilities. Late in the quarter, 68 of these wells were brought on production. Of the remaining 20 wells drilled in this first quarter, 13 wells will be tied in after break-up, with the remaining seven wells to be completed after break-up and tied in at a later date. At Shackleton our drilling results continue to meet our expectations, but are also providing valuable information and insight into how to develop the remaining potential of this long-life asset.

The 2006/2007 Tommy Lakes winter development program was completed with the drilling of 12 development wells and two additional follow-up exploratory wells to the northwest of the main Halfway pool. These fourteen wells, plus an exploratory well from the prior year were tied in and placed on production in March 2007. In addition, a 50 kilometer seismic program was conducted along the southern boundary of our lands at Tommy Lakes to delineate further opportunities. This winter's Tommy Lakes program met our objectives in terms of pool development as well as providing important advancements on our inventory initiatives through directional drilling, larger fracture treatments and the value of seismic in pool delineation.

Production increased two percent in the first quarter of 2007 to 21,974 BOE/d versus 21,594 BOE/d in Q4 2006. Production from new wells at Tommy Lakes and Shackleton was brought on stream late in the quarter. Production during the first quarter in Saskatchewan was negatively impacted by cold weather in February which resulted in increased down time for wells.

Funds flow from operations of $64.4 million, or $0.82 per unit, remained strong for the first quarter of 2007 and was consistent with the fourth quarter of 2006. The field netback of $35.07 per BOE continued to be supported by price protection activities which added $9.1 million in revenue, or $4.62 per BOE. Production expenses increased to $4.50 for the quarter due to higher expenses in northeast British Columbia associated with winter-only access, and seasonal expenses associated with the cold weather in Saskatchewan.

Focus' realized natural gas price per mcf of $7.77 in the first quarter of 2007 was higher than the AECO reference price of $7.41 reflecting the positive contribution of our natural gas hedging program and its associated $9.0 million of incremental revenue.

Profico One Year Later

In April of 2006 when we announced the Profico transaction, we provided guidance on how we expected the Profoco assets would perform in the second half of 2006. The table below provides a comparison of estimated performance versus what actually happened in the last half of 2006. Overall, we remain extremely pleased with these assets and the future potential that they represent.

	Second Half 2006	
	Estimated	Actual
Production	14,000 BOE/d	12,817 BOE/d
Funds flow	$88 million	$72 million
Capital costs	$34.5 million	$33.0 million
Operating costs	$2.75 per BOE	$2.40 per BOE

Production performance was lower than initial expectations with respect to the level at which we could efficiently and cost effectively maintain production on the asset base. Moving forward we are comfortable that 12,000 to 13,000 BOE/d represents a production level that can be maintained on these assets with an appropriate level of sustainable capital reinvestment.

Capital and operating costs are better than expected due to well design initiatives, operating and execution efficiencies and easing cost pressures within the industry. Funds flow from operations was lower than anticipated due to a combination of lower production volumes and lower gas prices.

Most importantly, our fundamental view of these assets has not changed. We acquired these properties on the belief that they were long-life natural gas assets at a relatively early stage of their development, and as such they had the potential to show reserves appreciation over time. The results of our development programs in the second half of 2006 and the first quarter of 2007 continue to reinforce this belief. Although year-end reserve increases on the acquired assets were relatively modest, representing approximately three percent of the opening balance, we expect this trend to continue over the next several years as our exploitation efforts progress and the resource potential increases.

Outlook

Focus is well positioned for the future with a strong asset base with several years of development inventory, financial flexibility and a dedicated team in the office and in the field. Our focus is on surfacing value on our extensive asset base and looking for appropriate acquisition opportunities that increase the quality and quantity of our asset base. We are encouraged to see less competition for services within certain parts of the western Canadian basin as well as increased opportunities to acquire long-life assets where we can create value for our unitholders through development activities.

Despite uncertainty regarding what the legal structure of a trust may look like in four years, our business plan remains intact – quality properties with a depth of inventory, value creation through the drill bit, distributions and capital expenditures paid out of cash flow, and maintaining financial strength.

At the beginning of the year we established production guidance for 2007 of 21,500 to 23,500 BOE/d with the range reflecting uncertainties in natural gas prices and the volatile capital cost structure of the industry. On January 11, 2007, Focus announced a reduction in monthly distributions on trust units to $0.14 and reduced its capital program to the lower end of the guidance range ($95 million) in response to concerns about further weakness in natural gas prices. As a result, we expect that average production for 2007 will be at the lower end of the guidance range at 21,500 BOE/d.

We sincerely appreciate the support of all our unitholders and thank you for investing in Focus Energy Trust. The Annual General and Special Meeting of Focus unitholders will be held on Thursday, May 17, 2007 and all unitholders are invited to attend.

We would also like to thank the Focus team for all their hard work, especially with the high activity levels and demands of the past six months.

On behalf of the Board,

Derek W. Evans
President and Chief Executive Officer

Management's Discussion and Analysis

The following is Management's Discussion and Analysis (MD&A) of the operating and financial results of Focus for the three months ended March 31, 2007 compared with the prior year, as well as information and opinions concerning the Trust's future outlook based on currently available information. This discussion is dated May 7, 2007 and should be read in conjunction with the annual MD&A and the audited consolidated financial statements for the years ended December 31, 2006 and 2005, together with accompanying notes.

Throughout the MD&A, we use the term funds flow from operations ("funds flow" before changes in non-cash working capital and reclamation costs). Funds flow is used by management to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures of other entities. Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow throughout this report are based on funds flow from operations before changes in non-cash working capital and reclamation costs.

OPERATIONS SUMMARY	Three Months Ended March 31, 2007	Three Months Ended March 31, 2006	Quarter Over Quarter Change	Three Months Ended December 31, 2006
Average daily production				
Barrels of oil equivalent (@ 6:1)	21,974	9,917	122%	21,594
% of Natural gas	88%	76%	12%	88%
Average product prices realized				
Crude oil sales (CDN$/bbl)	$ 62.17	$ 65.27	(5%)	$ 58.27
Financial commodity contract settlements (CDN$/bbl)	$ 0.44	$ (2.14)	1,206%	$ (0.76)
Realized price (CDN$/bbl)	$ 62.61	$ 63.13	(1%)	$ 57.51
NGLs (CDN$/bbl)	$ 55.35	$ 59.45	(7%)	$ 53.85
NGL price/crude oil price	89%	91%	(2%)	92%
Natural gas sales (CDN$/mcf)	$ 7.46	$ 8.57	(13%)	$ 6.97
Transportation system charges (CDN$/mcf)	$ (0.34)	$ (0.62)	(45%)	$ (0.33)
Financial commodity contract settlements (CDN$/mcf)	$ 0.66	$ (0.03)	(2,300%)	$ 1.16
Realized price (CDN$/mcf)	$ 7.77	$ 7.92	(2%)	$ 7.80
Reference prices & differential to Focus sales price, after transportation and before price protection				
Crude oil (Edm. Light Price CDN$/bbl)	$ 67.10	$ 69.01	(3%)	$ 64.55
Differential (CDN$/bbl)	$ (4.92)	$ (3.75)	31%	$ (6.29)
Natural gas (AECO daily CDN$/mcf)	$ 7.41	$ 7.50	(1%)	$ 6.99
Differential (CDN$/mcf)	$ (0.51)	$ (0.07)	629%	$ (0.61)
Funds flow from operations per BOE				
Production revenue	$ 46.71	$ 54.41	(14%)	$ 43.79
Financial commodity contract settlements	3.49	(0.47)	843%	6.03
Transportation system charges	(1.81)	(2.83)	(36%)	(1.74)
Realized Price	48.38	51.11	(5%)	48.09
Royalties, net of ARTC	(8.82)	(11.92)	(26%)	(8.94)
Production expenses	(4.50)	(5.50)	(18%)	(4.04)
Field netback	35.07	33.69	4%	35.11
Facility income	0.32	0.79	(59%)	0.38
General and administrative, cash portion	(0.82)	(1.02)	(20%)	(0.99)
Interest and financing and other	(1.99)	(1.15)	73%	(2.08)
Current and large corporations tax	-	(0.17)	100%	-
Funds flow from operations per BOE	$ 32.57	$ 32.14	1%	$ 32.42
Funds flow from operations/field netback	93%	95%	(2%)	92%
Royalty rate (royalties/production revenue less transportation system charges	20%	23%	(3%)	21%
Effective royalty rate (royalties/realized price)	18%	23%	5%	19%

OPERATIONS SUMMARY	Three Months Ended March 31, 2007	Three Months Ended March 31, 2006	Quarter Over Quarter Change	Three Months Ended December 31, 2006
Production revenue and financial commodity contract settlements ($ thousands)				
Crude oil	10,723	9,521	13%	10,563
Financial commodity contract settlements	76	(310)	125%	(137)
NGLs	4,035	4,193	(4%)	3,497
Natural gas, before transportation system charges	77,613	34,848	123%	72,939
Financial commodity contract settlements	6,822	(106)	6,536%	12,114
Production revenue and financial commodity contract settlements	99,269	48,146	106%	98,976
Funds flow from operations ($ thousands)				
Cash flow from operating activities	72,827	27,033	169%	60,008
Reclamation costs	483	-	100%	(8)
Net change in non-cash working capital items	(8,896)	1,655	638%	4,412
Funds flow from operations	64,414	28,688	125%	64,412

Overall Performance

Overall results for the first quarter of 2007 compared with the first quarter of 2006 reflect the significant growth of Focus resulting from the Profico acquisition in late June 2006 which was funded through the issuance of trust units and use of credit facilities.

The main activity for Focus during the first quarter of 2007 was the completion of an extensive winter development program at its two main operating areas of Tommy Lakes, British Columbia and Shackleton, Saskatchewan.

Funds flow from operations remained strong for the quarter, supported by increasing commodity prices, continued support from price protection activities and a slight increase in production. Natural gas reference prices increased six percent compared with the fourth quarter of 2006. Price protection activities increased the realized natural gas price by $0.87 per mcf. Production volume was two percent higher for the first quarter of 2007 compared with the fourth quarter of 2006. New production came on stream at the end of the quarter and cold weather increased downtime at operations in Saskatchewan.

Funds flow from operations for the first quarter of 2007 was $64.4 million or $0.82 per unit, which was the same as for the fourth quarter of 2006. Compared with the fourth quarter of 2006, a two percent increase in natural gas production offset the higher production expenses associated with the winter operations. Funds flow from operations has increased from $28.7 million, or $0.77 per unit, in the first quarter of 2006 primarily due to the 122 percent increase in production resulting from the Profico acquisition. Funds flow from operations per unit on a year-over-year basis increased six percent despite a one percent decrease in the reference price of natural gas.

During the quarter, capital expenditures of $49.6 million, distributions of $33.0 million and contributions to the reclamation fund and reclamation costs of $1.3 million were funded by $64.4 million of funds flow from operations and $19.5 million from credit facilities. Capital expenditures during 2007 are heavily weighted towards the first and fourth quarters. Capital expenditures during the first quarter of 2007 represent approximately half of our expected total capital expenditures for 2007. Debt incurred during the first quarter of 2007 will be repaid during the remainder of 2007. Focus remains committed to a strong balance sheet and sustainability whereby capital expenditures and distributions are funded by funds flow from operations.

The first quarter capital program has been directed towards natural gas. The overall Tommy Lakes 2006/2007 winter program included the drilling of 12 development wells and two exploration wells. These wells plus an exploration well from the prior year were put on production. At Shackleton, Focus drilled a further 88 development wells and expanded two existing gas processing facilities. Of the 88 wells, 68 were placed on production late in the quarter. Results of our capital programs in the first quarter are in line with expectations and capital cost pressures in the industry appear to be moderating.

Net income for the three months ended March 31, 2007 of $5.7 million, or $0.07 per unit, compares with net income of $16.8 million, or $0.46 per unit, in the first quarter of 2006. The significant change from the first quarter of 2006 is primarily due to higher depletion and depreciation charges resulting from the major acquisition in June 2006 and the change in accounting policy January 1, 2007 to record the unrealized losses on commodity contracts.

Compared with the fourth quarter of 2006, funds flow from operations and production were relatively flat and the change in net income was lower primarily due to the change in accounting policy January 1, 2007 to record the unrealized losses on commodity contracts.

Seasonality of Operations

Prior to the acquisition in June 2006, the majority of Focus' natural gas production was in British Columbia and was only accessible in the winter. This included Tommy Lakes and Kotcho-Cabin. These areas represented approximately 70 percent of our production and the majority of the Trust's capital program. Seasonality resulted in capital expenditures, overhead recoveries and utilization of bank credit facilities being highest in the first and fourth quarters of the year. In addition, higher production volumes, revenue and royalties were reported in Q1 and production expenses were higher in the first and fourth quarters when the properties were accessible.

With the acquisition in June 2006, approximately 30 percent of natural gas production is now from northeast British Columbia and seasonality will be less of a factor on our operations. Winter access issues, especially for the Tommy Lakes winter development program and some environmentally sensitive areas within Shackleton, will continue to impact the operating results of Focus.

Production

2007 Q1 compared with 2006 Q4:

- Production increased two percent during the quarter to 21,974 BOE/d from 21,594 BOE/d in the fourth quarter of 2006. Production was weighted 88 percent towards natural gas and four percent towards natural gas liquids.
- Natural gas production increased two percent to 115.5 Mmcf per day from 113.5 Mmcf per day in the fourth quarter of 2006. The increase is mainly due to new production coming on stream in the first quarter at Tommy Lakes. Saskatchewan natural gas production was negatively impacted by severe cold weather which resulted in wellhead freeze-offs in the first quarter of 2007.
- Saskatchewan natural gas production was 73.1 Mmcf per day compared to 74.6 Mmcf per day in the fourth quarter of 2006. This decline reflects the cold weather related production issues offsetting new well production later in the quarter. Production from Tommy Lakes was 33.5 Mmcf per day compared to 29.4 Mmcf per day in the fourth quarter of 2006 as new production came on stream during the quarter.
- Oil production decreased three percent reflecting the natural production decline and limited capital investment on crude oil properties. NGL production increased 15 percent from new Tommy Lakes production.

2007 Q1 compared with 2006 Q1:

- Production in the first quarter of 2007 increased 122 percent from 9,917 BOE/d in the first quarter of 2006. The most significant factor impacting production was the Profico acquisition in late June 2006 which contributed 12,475 BOE/d to Q1 2007 production.
- Natural gas production increased 156 percent from 45.1 Mmcf per day in the first quarter of 2006 to 115.5 Mmcf per day in the first quarter of 2007. The acquired Saskatchewan properties contributed 73.1 Mmcf per day to the increase. Production at Tommy Lakes was 35.0 Mmcf per day in the first quarter of 2006 compared to 33.5 Mmcf per day in the first quarter of 2007.
- Oil and NGL production increased 14 percent from 2,394 BOE/d in the first quarter of 2006 to 2,721 BOE/d in the first quarter of 2007. The Saskatchewan properties acquired in 2006 contributed 290 BOE/d to Q1 2007 production.

Pricing and Price Risk Management

Natural Gas Pricing to June 30, 2006 (prior to the Profico acquisition)

- Focus had a differential between the realized price compared to the AECO average daily reference price resulting from:

  a) a higher than standard heat content of our natural gas at 1.16 GJ's per mcf;

  b) approximately 83 percent of our natural gas being delivered to British Columbia markets which received a lower price;

c) approximately 83 percent of our natural gas incurring transportation system charges in British Columbia which have a higher charge per mcf;

d) the timing differences between how physical gas is sold during the period versus the AECO daily average.

Natural Gas Pricing after June 30, 2006 (after the Profico acquisition)

- Focus has a differential between the realized price compared to the AECO average daily reference price resulting from:

  a) an average heat content of our natural gas of 1.06 GJ's per mcf;

  b) approximately 30 percent of natural gas being delivered to British Columbia markets which receives a lower price than the AECO reference price;

  c) approximately 30 percent of natural gas incurring transportation system charges in British Columbia which have a higher charge per mcf;

  d) the timing differences between how physical gas is sold during the period versus the AECO daily average.

- Realized natural gas price compared to AECO daily reference price to March 31, 2007:

	Three Months Ended March 31,	
Realized Price Per Mcf	2007	2006
AECO daily average (CDN$/mcf)(1)	$ 7.41	$ 7.50
Plus: heat content adjustment (1)(2)	0.02	0.75
Less: differential to B.C. markets (1)(2)	(0.08)	(0.39)
Less: transportation system charges (2)	(0.34)	(0.62)
Adjust: timing of actual gas sales (1)(2)	(0.11)	0.20
Price before price protection (physical & financial)	6.90	7.44
Impact of longer term physical sales contracts (1)	0.22	0.51
Financial hedging settlements	0.66	(0.03)
Focus realized price per mcf (3)	$ 7.77	$ 7.92
(1) Focus natural gas sales price per mcf (before transportation system charges and financial commodity contract settlements)	$ 7.46	$ 8.57
(2) Differential of Focus sales price to AECO daily reference price after transportation and before price protection per mcf	$ (0.51)	$ (0.07)

(3) Excludes the unrealized loss on financial commodity contracts and excludes the reclassification to earnings of gains on hedges

Natural Gas Pricing

- Natural gas reference prices continued to recover in the first quarter of 2007 as colder weather in February increased natural gas demand. The average AECO daily reference price per mcf for natural gas was $7.41 during the first quarter of 2007 compared with $6.99 for the fourth quarter of 2006 and $7.50 in the first quarter of 2006.

- Focus' realized natural gas price in the first quarter of 2007 was essentially flat compared to the fourth quarter of 2006 price of $7.80 per mcf due to a six percent increase in the reference price and a lower level of gains from the settlement of physical and financial commodity contracts. The realized price in the first quarter of 2007 was two percent lower than the first quarter of 2006 due to a slight decrease in the reference price of natural gas and a higher proportion of our natural gas production having a lower heat content.

- During the first quarter of 2007, the price protection program of Focus reduced some of the volatility in natural gas prices and increased the realized price received by $0.87 per mcf. During the quarter, 22 percent of natural gas was sold under forward physical sales contracts which resulted in natural gas sales being $2.2 million higher than if the natural gas had been sold based on the AECO daily reference price. A further 49 percent of natural gas production was hedged with financial instruments. The impact of the financial instrument settlements was positive $6.8 million for the first quarter of 2007.

- Accounting for financial contracts changed in 2007 to mark-to-market accounting from hedge accounting. This is further discussed in Note 12 of the notes to consolidated financial statements.

Crude Oil

- The price realized by Focus for crude oil, after settlement of financial hedges, was $62.61 per barrel for the first quarter of 2007 versus $63.13 for the comparable period in 2006 and $57.51 per barrel in the fourth quarter of 2006.
- The differential between the sales price of our crude oil compared with the Edmonton par reference price for light oil in the first quarter of 2007 was $4.92 per barrel. Heavy oil production, representing 15 percent of oil production for the quarter, had a differential of $21.05 per barrel compared with the light oil production which had a differential of $2.04 per barrel.
- Focus has utilized price protection for a portion of its crude oil production. For Q1 2007, 400 barrels per day were hedged financially with a gain of $0.1 million, or $0.44 per barrel. This compares with a cost of $0.3 million in the first quarter of 2006 on the 700 barrels per day hedged, or $2.14 per barrel. For the fourth quarter of 2006, 700 barrels per day were hedged with financial commodity contracts which resulted in a cost of $0.1 million, or $0.76 per barrel.

Price Protection

- Focus uses price protection through longer term physical delivery contracts and financial contracts to reduce the volatility in commodity prices in an effort to help maintain sustainable distributions.
- A full description of the outstanding financial instruments and physical sales contracts and their estimated mark-to-market values is contained in Notes 12 and 14 of the notes to consolidated financial statements.

Price Protection (volume and reference price)		2007			2008
		Q2	Q3	Q4	Q1
Natural gas	Mmcf/d	77.5	77.5	57.2	47.0
	CDN$/mcf	$8.01	$8.01	$8.52-$8.65	$8.92-$9.16
Crude oil	bbls/d	800	800	400	-
	CDN$/bbl	$70.47-$79.00	$70.47-$79.00	$70.00-$79.00	-

- These amounts assume a heat content of 1.06 GJ per mcf for our natural gas.

Changes in Accounting Policy

Effective January 1, 2007, the Trust adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, "Comprehensive Income"; Section 3861, "Financial Instruments – Disclosure and Presentation"; Section 3855, "Financial Instruments – Recognition and Measurement"; and, Section 3865, "Hedges", prospectively and therefore the comparative interim financial statements have not been restated. These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting.

Upon adoption of these new standards, the Trust discontinued hedge accounting on its financial commodity contracts. The unrealized gain on the outstanding contracts at January 1, 2007 has been included in accumulated other comprehensive income on adoption and will be deferred in accumulated other comprehensive income until the original hedged transaction is recognized in earnings which is over its original terms. All financial commodity contracts entered into subsequent to January 1, 2007 will be recorded at fair value on the balance sheet. These contracts will be adjusted to fair value each period with the change recognized in the determination of income. See Notes 3 and 12 of the notes to consolidated financial statements for further discussion.

The following table summarizes the income statement impact of the financial commodity contracts:

(thousands)	
Fair value of financial contracts outstanding at March 31, 2007 (liability) [1]	$ (3,400)
Fair value of financial contracts outstanding at December 31, 2006 [2]	25,786
Change in fair value – unrealized loss on financial commodity contracts	(29,186)
Cash settlement of financial contracts in the quarter	6,898
Reclassification to earnings of gains on hedges [3]	10,652
Income statement impact before tax	$ 11,636

(1) Represents the net derivative liability amount on the balance sheet

(2) The fair value of financial commodity contracts outstanding at December 31, 2006 was $25.8 million. This was recognized in accumulated other comprehensive income ("AOCI") and is amortized to income over the term of those contracts. AOCI and changes in other comprehensive income are presented in financial statements on a net-of-tax basis.

(3) Transitional provisions of the new standards require the fair value of the outstanding financial contracts at December 31, 2006 be recognized in income over the term of the contracts. This amount represents the first quarter amortization of the December 31, 2006 fair value amount.

The following table summarizes the financial statement effects of the recognition of accumulated other comprehensive income:

(thousands)	
On adoption, net of tax ($25.9 million less related tax of $8.0 million) [1]	$ 17,947
Amortized to income, net of tax ($10.7 million less related tax of $3.3 million)	7,367
Balance as at March 31, 2007	$ 10,580

(1) Adoption amount includes $0.2 million related to the amortization of other commodity contracts.

Physical commodity contracts will continue to be accounted for on an accrual basis.

Production Revenue

- Production revenue, including financial contract hedging settlements, was $99.3 million for the three months ended March 31, 2007 compared to $48.1 million in Q1 2006. Approximately 85 percent of production revenue was from natural gas.
- The increase in production revenue is mostly due to increased production volumes from the Profico acquisition and partially offset by lower price realizations.
- Production revenue for Q1 2007 increased by approximately $1.0 million from Q4 2006. Higher natural gas and NGL production volumes were partially offset by lower crude oil production volumes.

Royalties

Royalties, as a percentage of revenue before financial commodity contract settlements and net of transportation charges, were 20 percent in the first quarter of 2007 compared to 23 percent in the first quarter of 2006. Crown royalties on the Saskatchewan properties are generally lower than on the properties in Alberta and British Columbia. The effective royalty rate during this period decreased to 18 percent from 23 percent in the prior year due to the impact of the Saskatchewan properties and financial hedging settlements. Financial commodity contract settlements are not subject to royalties.

Production Expenses

	2007	2006				2005		
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Production expenses per BOE	$4.50	$4.04	$3.50	$4.62	$5.50	$4.61	$3.56	$4.10

- Production expenses for the first quarter of 2007 were $4.50 per BOE compared with $4.04 per BOE for the fourth quarter of 2006 and $5.50 for the first quarter of 2006. Our yearly production expenses remain on target to our guidance of $3.75 to $4.25 per BOE.

- Production expenses increased from the fourth quarter of 2006 due to additional costs for chemicals and maintenance in relation to cold weather freeze-offs in Saskatchewan. In addition, repairs on compressor equipment in Saskatchewan and regular maintenance and restocking of supplies in the winter-only access areas of British Columbia caused increased costs.
- Production expenses declined from the first quarter of 2006 largely due to the addition of the lower production expense Saskatchewan properties.

General and Administrative Expenses

	Three Months Ended March 31,	
(thousands)	2007	2006
Cash G&A expenses	$ 4,313	$ 1,850
Overhead recoveries	(2,695)	(942)
Total cash G&A expenses	1,618	908
Non-cash G&A expense[1]	-	381
Trust Unit Rights Plan expense[2]	687	332
Net G&A reported	$ 2,305	$ 1,621
Cash-based G&A per BOE	$ 0.82	$ 1.02
Net reported G&A per BOE	$ 1.17	$ 1.82

(1) Gross general and administrative expenses for the first quarter of 2006 include $0.8 million related to the Executive Bonus Plan. Half of this amount was non-cash and settled through the issuance of units from treasury at a price equal to the average of the last five trading days of the month for which the bonus relates. The Executive Bonus Plan was terminated June 30, 2006.

(2) Trust Unit Rights Plan compensation expense is calculated using the fair value method adopted in 2003 and represents a non-cash charge. Details of this compensation expense are contained in Note 10 of the notes to consolidated financial statements.

Cash-based general and administrative expenses were $0.82 per BOE for the first quarter of 2007 compared to $1.02 per BOE for the first quarter of 2006 and $0.99 per BOE in the fourth quarter of 2006. With the acquisition of Profico in late June 2006, Focus increased its organizational strength with the addition of personnel in all areas of the Trust as required by the expanded production base, capital programs and corporate requirements. This growth increased general and administrative costs associated with personnel, rent and corporate activities. Notwithstanding that Focus has grown in size, general and administrative expenses per BOE have declined due to increased production of the Trust after the acquisition and additional overhead recoveries from the acquired operated properties. The level of overhead recoveries from capital projects is determined by the magnitude of capital programs operated by Focus and are generally higher in the first quarter of the year.

Focus has completed a process to review and update the long-term compensation plans to better suit the expanded employee base of the Trust and be more comparable with the standard industry compensation framework for a trust of this size. At the Annual General and Special Meeting on May 17, 2007, unitholders will be asked to consider and approve the adoption of a unit award incentive plan which will authorize our board to grant awards of restricted units and performance units. This process of change has taken several months and resulted in Focus being without an effective long-term incentive plan. As a bridge to a new long-term incentive plan that is expected to be in place later in the year, Focus is paying a retention bonus to employees in July 2007. This payment was approved by the board of directors during the first quarter of 2007. The current financial statements include a one-time cash bonus of $1.5 million payable to employees in the third quarter of 2007 of which $1.2 million was allocated to general and administrative expenses and $0.3 million was allocated to production expenses.

Interest and Financing Expenses

Interest and financing expenses were flat at $4.1 million in both the first quarter of 2007 and the fourth quarter of 2006. Although outstanding long-term debt increased $14 million from $297 million at December 31, 2006 to $311 million at March 31, 2007, average long-term debt levels decreased slightly in the first quarter of 2007 compared to the fourth quarter of 2006. Interest rates remained essentially the same.

Interest and financing expenses increased from $1.0 million in the first quarter of 2006 to $4.1 million in the first quarter of 2007 commensurate with higher debt levels and slightly higher interest rates. Outstanding long-term debt at March 31, 2007 was $311 million compared to $99 million at March 31, 2006. The increase is largely due to the additional debt associated with the Profico business acquisition of $179 million which was incurred near the end of June 2006.

Depletion and Depreciation

The depletion and depreciation rate, excluding the impact of exchangeable share conversions, for the three months ended March 31, 2007, increased slightly to $23.18 per BOE ($25.00 per BOE, including the exchangeable share impact) compared to $22.95 per BOE ($24.61 per BOE, including the exchangeable share impact) in the fourth quarter of 2006.

The depletion and depreciation rate, excluding the impact of exchangeable share conversions, for the three months ended March 31, 2006 was $11.76 per BOE ($15.39 per BOE, including the exchangeable share impact). The increase in rate to March 31, 2007 is largely due to the Profico acquisition in June 2006 for which the trust recorded a higher proportionate cost per BOE of proved reserves compared to the historic Focus properties.

The depletion and depreciation rate incorporates the results of independent reserve reports dated December 31, 2006 and actual capital expenditures.

Asset Retirement Obligation

The asset retirement obligation increased $1.8 million to $37.9 million at March 31, 2007 from $36.1 million at December 31, 2006. The increase is largely due to drilling activity offset by lower accretion expense. The asset retirement obligation recorded represents the net present value of cash flows required to settle asset retirement obligations, and a full description is contained in Note 5 of the notes to consolidated financial statements.

Income and Other Taxes

Income and other taxes include a future income tax recovery of $10.7 million in the first quarter of 2007 compared to a recovery of $3.1 million in the first quarter of 2006. The recovery of future income tax results from distributions to unitholders which transfers taxable income from the Trust to individual unitholders and from the depletion associated with accounting for exchangeable shares.

Certain of the Trust's assets are held by entities which transfer taxable income to unitholders. The excess of the carrying value of these assets over the tax value is approximately $74.9 million.

On March 29, 2007, the Federal Government's Bill C-52, which contains legislation pertaining to the taxation of distributions from publicly traded Canadian income trusts, royalty trusts and partnerships, received First Reading in the House of Commons. The legislation includes a 31.5 percent tax imposed on income before distributions at the trust level and taxed to the taxable Canadian investor, effectively as a dividend. If enacted, the legislation would apply to the Trust effective January 1, 2011.

Because this legislation is not substantively enacted at March 31, 2007, there is no impact on the recognition of future income taxes in the first quarter of 2007. If the legislation is enacted, the Trust's taxable status will change resulting in recognition of future tax liabilities at substantively enacted tax rates in respect of temporary differences described above. As the Trust would become a taxable entity in 2011, under Bill C-52 future income tax recoveries would likely not be recognized for income transfers from the Trust to unitholders for 2011 onward.

The Trust is currently assessing various structural alternatives in light of the Government's proposals. Despite the structural implication of the legislation, the core business of the Trust remains the same.

On December 15, 2006, the Government announced guidance regarding "normal growth" for equity capital during the transitional period from October 31, 2006 to 2011. This amount will be measured with reference to the Trust's market capitalization on October 31, 2006. The "normal growth" will permit new equity of 40 percent to the end of December 31, 2007 with an additional 20 percent per year 2008 through 2010, for a total of 100 percent. In addition, Trusts will be permitted to repay existing debt outstanding on October 31, 2006 without impacting the normal growth limits.

Capital Expenditures

Capital expenditures for field operations for the first quarter of 2007 were $49.6 million. Expenditures were split almost evenly between our two major core areas at Shackleton and Tommy Lakes.

At Shackleton we spent $23.9 million to drill 88 (82.4 net) Milk River gas wells with a 100 percent success rate. During the quarter we also installed two additional compressors at existing facilities to process production volumes from the winter program. Of the 88 wells drilled, 68 were tied in and placed on production prior to breakup and 13 will be tied in as part of our Q2 program. The remaining seven wells were delineation wells drilled to test the economic limits of the Shackleton

pool. These wells will be completed in the second quarter, but will be tied in at such time as our pipeline infrastructure is extended into these areas. Overall we are very pleased with the winter program in Shackleton. The program came in on time, on budget and as per expectations in terms of well results.

At Tommy Lakes we spent $23.5 million for the drilling of six (6.0 net) successful wells. During the period we tied in 15 (13.5 net) wells, which consisted of six wells (6.0 net) drilled during the quarter, eight (7.0 net) wells drilled late in the fourth quarter of 2006, and one (0.5 net) standing well. Overall, this winter's Tommy Lakes program met our objectives in terms of pool development and delineation, while also coming in on time and on budget.

The remaining capital of $2.2 million for the period consisted of $0.9 million for the drilling of two (0.9 net) successful Slave Point oil wells at Loon Lake and $1.3 million spent on workovers, recompletions and production optimization activities on our minor properties.

Capital expenditures for the balance of 2007 are expected to be in the range of $45 to $50 million. The remaining capital program will involve the drilling of approximately 145 net wells, consisting of 140 wells at Shackleton and the first five wells of our winter drilling program at Tommy Lakes.

Liquidity and Capital Resources

As at March 31, 2007 Focus had a working capital deficit of $16.5 million compared with working capital deficit of $11.1 million at December 31, 2006 and working capital deficit of $10.1 million at March 31, 2006. The working capital deficiency has increased from year end mainly due to the higher level of capital expenditures in the first quarter as well as the increase in the derivative liability of $3.4 million arising from accounting for financial commodity contracts. On a monthly basis there are fluctuations in accounts receivable and accounts payable reflecting the extent of capital programs, distributions to unitholders after month end and accrued revenue and royalties for the current month.

Long-term debt at March 31, 2007 was $311 million compared with $297 million at December 31, 2006 and $99 million at March 31, 2006. The increase in long-term debt from year end results from the timing of capital expenditures, as Focus is most active in the first quarter with its winter drilling programs.

Focus had a $350 million revolving syndicated credit facility among four Canadian financial institutions and a $15 million operating facility at December 31, 2006. The credit facility revolves until June 25, 2007, whereupon it may be renewed for a further 364-day term subject to a review by the lenders. If not extended, principal payments will commence after expiry of the revolving period and will consist of three quarterly payments of eight and one-third percent commencing 15 months after the term date and the remaining 75 percent at the end of the term. Focus has requested the extension. The credit facilities are secured by a floating charge debenture covering all of the assets of the Trust and a general security agreement.

Long-term debt plus the working capital deficiency increased $19.5 million during the first quarter of 2007 from $308.1 million at December 31, 2006 to $327.5 million at March 31, 2007. This increase of $19.4 million during the year primarily resulted from the following factors:

- Funds flow from operations of $64.4 million plus $19.5 million of debt and working capital were used to fund $33.0 million in distributions declared to unitholders, $49.6 million invested in capital expenditures for field operations, and $1.3 million of contributions to the reclamation fund and reclamation costs.
- Proceeds were $3.4 million from the issuance of equity pursuant to the exercise of trust unit appreciation rights ($0.5 million) and from the Distribution Reinvestment and Optional Trust Unit Purchase Plan ("DRIP Plan") ($2.9 million).
- The change in working capital includes $3.4 million related to accounting for financial commodity contracts.

Central to Focus' business strategy is the concept of sustainability where the sum of capital expenditures to maintain production and distributions is equal to funds flow from operations. Focus plans to finance its program for production replacement primarily through investing approximately 35 to 45 percent of funds flow from operations. Capital expenditures, including acquisitions and significant purchases of undeveloped land, above this level will be financed through a combination of funds flow, debt and equity.

On October 11, 2006 Focus announced the introduction of the DRIP Plan which provides eligible unitholders of Focus trust units the advantage of accumulating additional trust units by reinvesting their cash distributions paid by Focus and by making optional payment for additional trust units.

Under the distribution reinvestment portion of the DRIP Plan, participants can potentially buy additional units from treasury at 95 percent of the average market price. This DRIP Plan provides a service to unitholders and increases the financial flexibility of Focus. Focus wants to maintain financial flexibility at a time of shifting commodity prices. Consistent with the experience of other trusts for this basic type of plan, we expect the DRIP Plan will generate between $5.0 million and $10.0 million through the issuance of equity on an annual basis. Focus will generally use funds generated by this plan to reduce debt and invest in additional capital projects (including land purchases and expanded development operations).

Capitalization Table

(thousands except per-unit amounts)	March 31, 2007	December 31, 2006
Long-term debt	$ 311,000	$ 297,000
Plus: working capital deficiency	16,537	11,122
Total debt	$ 327,537	$ 308,122
Units outstanding and issuable for exchangeable shares	78,765	78,504
Market price	$ 17.88	$ 18.18
Market capitalization	$1,408,327	$1,427,203
Total capitalization	$1,735,864	$1,736,507
Total debt as a percentage of total capitalization	18.9%	17.8%
Annualized funds flow from operations (1)	$ 261,235	$ 247,062
Total debt to funds flow	1.3x	1.2x

(1) March 31, 2007 is based on the funds flow of the Trust for the 90-day period. The calculation of debt to annualized funds flow at December 31, 2006 is based on the $124.5 million of funds flow from operations of the Trust for the period of July 1 to December 31, 2006 to more appropriately match the asset base after the acquisition with the debt level after the acquisition late in June 2006.

2007 Cash Distributions

Ex-Distribution Date	Record Date	Distribution Payment Date	Distribution per Unit
January 29, 2007	January 31, 2007	February 15, 2007	$0.14
February 26, 2007	February 28, 2007	March 15, 2007	$0.14
March 28, 2007	March 31, 2007	April 16, 2007	$0.14
April 26, 2007	April 30, 2007	May 15, 2007	$0.14
May 29, 2007	May 31, 2007	June 15, 2007	$0.14(*)
June 27, 2007	June 30, 2007	July 16, 2007	$0.14(*)

(*) estimated

Focus declared distributions of $0.42 per unit in respect of January to March 2007 production. Cash distributions of the Trust are essentially taxed to the unitholders as ordinary income.

The distribution rate reflects Focus' commitment to a business strategy of sustainability where the sum of capital expenditures and distributions is approximately equal to cash flow. The Trust continually monitors the forward strip for natural gas and takes action in a prudent and proactive manner to ensure sustainability through price protection activities and by adjusting capital programs and distribution levels.

Exchangeable partnership units receive a cash distribution equal to the cash distribution declared for each Focus unit.

Contractual Obligations and Commitments

The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments and sales commitments. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. See Note 17 of the notes to consolidated financial statements for further details.

Critical Accounting Estimates

Focus' financial and operating results incorporate certain estimates including:

- estimated revenues, royalties and operating expenses on production as at a specific reporting date but for which actual revenues and expenses have not yet been received;
- estimated capital expenditures on projects that are in progress;

- estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves that the Trust expects to recover in the future, estimated future salvage values, and estimated future capital costs;
- estimated fair values of derivative contracts and physical sales contracts that are subject to fluctuation depending upon the underlying commodity prices and foreign exchange rates;
- estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures.

The Trust has hired individuals and consultants who have the skill sets to make such estimates and ensures that the individuals and departments with the most knowledge of an activity are responsible for the estimates. Past estimates are reviewed and compared to actual results in order to make more informed decisions on future estimates. The management team's mandate includes ongoing development of procedures, standards and systems to allow the Trust to make the best estimates possible.

Assessment of Business Risks

Refer to the Assessment of Business Risks section of the Trust's 2006 Annual Report MD&A for a detailed assessment.

Environmental Regulation and Risk

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. In 2002, the Government of Canada ratified the Kyoto Protocol (the "Protocol"), which calls for Canada to reduce its greenhouse gas emissions to specified levels. There has been much public debate with respect to Canada's ability to meet these targets and the Government's strategy or alternative strategies with respect to climate change and the control of greenhouse gases. Implementation of strategies for reducing greenhouse gases whether to meet the limits required by the Protocol or as otherwise determined, could have a material impact on the nature of oil and natural gas operations, including those of Focus.

The Federal Government released on April 26, 2007, its Action Plan to Reduce Greenhouse Gases and Air Pollution (the "Action Plan"), also known as ecoACTION and which includes the Regulatory Framework for Air Emissions. This Action Plan covers not only large industry, but regulates the fuel efficiency of vehicles and the strengthening of energy standards for a number of energy-using products. Regarding large industry and industry related projects, the Government's Action Plan intends to achieve the following: (i) an absolute reduction of 150 megatonnes in greenhouse gas emissions by 2020 by imposing mandatory targets; and (ii) air pollution from industry is to be cut in half by 2015 by setting certain targets. New facilities using cleaner fuels and technologies will have a grace period of three years. In order to facilitate companies' compliance of the Action Plan's requirements, while at the same time allowing them to be cost-effective, innovative and adopt cleaner technologies, certain options are provided. These are: (i) in-house reductions; (ii) contributions to technology funds; (iii) trading of emissions with below-target emission companies; (iv) offsets; and (v) access to Kyoto's Clean Development Mechanism.

On March 8, 2007, the Alberta Government introduced Bill 3, the *Climate Change and Emissions Management Amendment Act*, which intends to reduce greenhouse gas emission intensity from large industries. Bill 3 states that facilities emitting more than 100,000 tonnes of greenhouse gases a year must reduce their emissions intensity by 12 percent starting July 1, 2007; if such reduction is not initially possible the companies owning the large emitting facilities will be required to pay $15 per tonne for every tonne above the 12 percent target. These payments will be deposited into an Alberta-based technology fund that will be used to develop infrastructure to reduce emissions or to support research into innovative climate change solutions. As an alternate option, large emitters can invest in projects outside of their operations that reduce or offset emissions on their behalf, provided that these projects are based in Alberta. Prior to investing, the offset reductions, offered by a prospective operation, must be verified by a third party to ensure that the emission reductions are real.

Given the evolving nature of the debate related to climate change and the control of greenhouse gases and resulting requirements, it is not possible to predict the impact of those requirements on Focus and its operations and financial condition.

Review of Alberta Royalty and Tax Regime

On February 16, 2007, the Alberta Government announced that a review of the province's royalty and tax regime (including income tax and freehold mineral rights tax) pertaining to oil and gas resources, including oil sands, conventional oil and gas and coalbed methane, will be conducted by a panel of experts, with the assistance of individual Albertans and key stakeholders. The review panel is to produce a final report that will be presented to the Minister of Finance by August 31, 2007.

Disclosure Controls and Controls Over Financial Reporting

The Trust maintains a Disclosure Committee (the "Committee") that is responsible for ensuring that all public and regulatory disclosures are sufficient, timely and appropriate, and that disclosure controls and procedures are operating effectively. The Committee consists of the Chief Executive Officer and each of the Vice Presidents. As at the end of the period covered by this report, the design and operating effectiveness of the Trust's disclosure controls were evaluated by the Chief Executive Officer and the Chief Financial Officer. According to this evaluation, the Trust's disclosure controls and procedures are effective to ensure that any material, or potentially material, information is made known to the Committee and is properly included in this report. This evaluation took into consideration Focus' Disclosure, Confidentiality & Trading Policy and the functioning of its senior management, board of directors and board committees.

Management has designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with GAAP and has concluded, as of March 31, 2007, that the design of internal controls over financial reporting was effective.

There were no changes in internal control over financial reporting that have materially affected or are reasonably likely to materially affect the Trust's internal control over financial reporting in the first quarter of 2007.

The Trust's management, including the Chief Executive Officer and the Chief Financial Officer, do not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all error or fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Trust have been detected.

Outlook – 2007

The Trust's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated significantly over recent years and are determined by global demand and supply factors.

The following chart summarizes Focus' 2007 outlook. No acquisitions are assumed for the purpose of these forecasts.

In 2007, Focus will continue its active drilling and development program on its major natural gas properties. It is anticipated that these development opportunities will maintain production by offsetting production declines.

We do not attempt to forecast commodity prices, and as a result, we do not forecast funds flow from operations or future cash distributions to unitholders.

Summary of 2007 Expectations

Average annual production	21,500 – 23,500 BOE/d
Weighting to natural gas	89%
Production expenses per BOE	$3.75 - $4.25
Cash G&A expenses per BOE	$0.90 - $1.10
Capital expenditures - field	$95 - $115 million
Average annual payout ratio	55% - 65%
Approximate taxable portion of distributions	100%
Funds from operations/net debt	1.1x – 1.3x

Focus is committed to increasing the long-term value of the Trust to unitholders. The following goals are the foundation of our commitment to value creation:

- Maximize the value of existing assets ;
- Attract and retain the best value creation team;
- Pursue quality acquisitions that are strategic and accretive;
- Protect margins and improve profitability;
- Create value through operational expertise and control; and
- Maintain financial flexibility and strength.

Summary of Quarterly Results

The following table provides a summary of results for each of the last eight quarters. Significant factors and trends which have impacted these results include:

- Revenue and royalties are directly related to fluctuations in the underlying commodity prices and the extent to which price protection has been achieved through financial hedges and forward physical sales contracts.
- Prior to the Profico acquisition in late June 2006, many of the natural gas areas of Focus were only accessible in the winter. This includes the Tommy Lakes area, which is-significant from a production and development program perspective. Please refer to the Seasonality of Operations section for additional information.
- Focus completed a major acquisition in June 2006 for approximately $1.1 billion where production more than doubled. Properties acquired allow for year-round access. The acquisition was financed with the issuance of 40.8 million trust units or exchangeable partnership units and an increase in long-term debt plus working capital deficiency of $179 million. See the Business Acquisition section for additional information.
- Effective January 1, 2007, the Trust discontinued hedge accounting on its financial commodity contracts. See Changes in Accounting Policy section for further discussion.

Summary of Quarterly Results

(thousands of dollars, except as indicated)	2007 Q1	2006 Q4	2006 Q3	2006 Q2	2006 Q1	2005 Q4	2005 Q3	2005 Q2
FINANCIAL								
Production revenue and financial commodity contract settlements[1]	99,269	98,434	90,395	48,663	48,146	52,315	48,790	46,583
Funds flow from operations	64,414	64,412	60,134	27,988	28,688	32,350	29,773	27,436
Per unit – basic	$0.82	$0.81	$0.77	$0.70	$0.77	$0.86	$0.80	$0.73
Cash distributions per trust unit	$0.42	$0.48	$0.48	$0.57	$0.57	$0.54	$0.52	$0.48
Payout ratio (per-unit basis)	51%	59%	63%	82%	74%	63%	65%	66%
Net income[2]	5,748	21,646	12,671	21,873	16,780	17,858	17,573	14,682
Per unit – basic	$0.07	$0.28	$0.19	$0.57	$0.46	$0.49	$0.48	$0.40
Capital expenditures	49,642	26,986	36,457	2,674	24,289	10,865	5,658	3,962
Acquisition expenditures, net	-	45	-	1,091,294	-	(33)	10,394	-
Long-term debt plus working capital	327,537	308,122	313,013	297,451	109,094	92,518	94,252	88,965
Total Trust Units – outstanding (000's)	78,765	78,504	78,425	78,359	37,521	37,456	37,418	37,339
OPERATIONS								
Average daily production								
Crude oil (bbls/d)	1,911	1,965	1,844	1,563	1,610	1,714	1,718	1,779
NGLs (bbls/d)	810	706	740	682	784	762	833	770
Natural gas (mcf/d)	115,515	113,539	115,612	46,753	45,137	42,629	44,910	46,997
BOE (@ 6:1)	21,974	21,594	21,853	10,038	9,917	9,582	10,036	10,382

(1) Production revenue includes settlements for financial commodity contracts and excludes the unrealized loss on commodity contracts and excludes the reclassification to earnings of gains on hedges.

(2) Effective January 1, 2007, the Trust discontinued hedge accounting for its financial commodity contracts. See Changes in Accounting Policy for further discussion.

Consolidated Balance Sheets (unaudited)

(thousands)	March 31, 2007	December 31, 2006
ASSETS		
Current assets		
Cash and cash equivalents	$ 1,269	$ -
Accounts receivable	44,384	51,392
Derivative asset	29	-
Prepaid expenses and deposits	6,175	5,467
Commodity contracts	-	2,959
	51,857	59,818
Petroleum and natural gas properties and equipment	1,315,145	1,301,056
Goodwill	453,241	453,241
Reclamation fund	6,514	5,649
	$1,826,757	$1,819,764
LIABILITIES		
Current		
Accounts payable and accrued liabilities	53,938	50,426
Derivative liability	3,429	-
Cash distributions payable	11,027	12,443
Current bank debt	-	4,948
Commodity contracts	-	3,123
	68,394	70,940
Long-term debt [note 6]	311,000	297,000
Asset retirement obligation [note 5]	37,961	36,131
Future income taxes	316,579	318,800
	733,934	722,871
NON-CONTROLLING INTEREST		
Exchangeable shares [note 7]	-	4,550
UNITHOLDERS' EQUITY		
Unitholders' capital [note 8]	954,238	922,426
Exchangeable partnership units [note 9]	203,320	218,500
Contributed surplus	3,512	2,945
Accumulated income [note 11]	(78,827)	(51,528)
Accumulated other comprehensive income [note 13]	10,580	-
	1,092,823	1,092,343
Commitments and contingencies [note 17]		
	$1,826,757	$1,819,764

See Notes to Consolidated Financial Statements

Approved on behalf of the Board:

Stuart G. Clark
Director

James H. McKelvie
Director

Consolidated Statements of Income and Accumulated Income (deficit)(unaudited)

	Three Months Ended, March 31,	
(thousands except per-unit amounts)	2007	2006
Revenue		
Production revenue	$ 92,371	$ 48,562
Financial commodity contract settlements	6,898	(416)
Unrealized loss on commodity contracts [note 3]	(29,186)	-
Reclassification to earnings of gains on hedges	10,652	-
Royalties	(17,447)	(10,775)
Alberta Royalty Tax Credit	-	134
Facility income	627	707
Interest income	111	9
	64,026	38,221
Expenses		
Transportation system charges	3,584	2,525
Production	8,891	4,912
General and administrative	2,305	1,621
Interest and financing	4,054	1,038
Depletion and depreciation	49,505	13,735
Accretion of asset retirement obligation	675	264
	69,014	24,095
Income before income taxes	(4,988)	14,126
Income and other taxes		
Future income tax reduction	(10,736)	(3,147)
Current and large corporations tax	-	150
	(10,736)	(2,997)
Non-controlling interest – exchangeable shares	-	345
Net income for the period	5,748	16,778
Changes in other comprehensive income [note 13]	(7,367)	-
Comprehensive income	(1,619)	-
Accumulated income (deficit), beginning of period	(51,528)	(258)
Net income	5,748	16,778
Cash distributions	(33,047)	(20,936)
Accumulated income (deficit), end of period	$(78,827)	$ (4,416)
Net income per unit [note 15]		
Basic	$ 0.07	$ 0.46
Diluted	$ 0.07	$ 0.45

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows (unaudited)

(thousands)	Three Months Ended, March 31, 2007	2006
Operating activities		
Net income for the period	$ 5,748	$ 16,778
Add non-cash items:		
Non-controlling interest – exchangeable shares	-	345
Non-cash general and administrative expenses [note 10]	688	713
Depletion and depreciation	49,505	13,735
Accretion on asset retirement obligation	675	264
Reclassification to earnings of gains on hedges	(10,652)	-
Unrealized loss on commodity contracts	29,186	-
Future income tax expense	(10,736)	(3,147)
Reclamation costs	(483)	-
Net change in non-cash working capital items	8,896	(1,655)
	72,827	27,033
Financing activities		
Proceeds from issue of trust units (pursuant to Distribution Reinvestment Plan)	2,950	-
Proceeds from exercise of unit appreciation rights	494	423
Increase in long-term debt	14,000	11,500
Cash distributions paid	(34,463)	(20,554)
	(17,019)	(8,631)
Investing activities		
Capital asset additions	(49,642)	(24,289)
Reclamation fund contributions, net of costs	(865)	(447)
Net change in non-cash working capital items	(4,032)	1,643
	(54,539)	(23,093)
Increase (decrease) in cash and cash equivalents during the period	1,269	(4,691)
Cash and cash equivalents, beginning	-	4,696
Cash and cash equivalents, ending	$ 1,269	$ 5

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

MARCH 31, 2007 AND 2006 (UNAUDITED)

1. STRUCTURE OF THE TRUST

Focus Energy Trust (the "Trust") was established on August 23, 2002 under a Plan of Arrangement involving the Trust, Storm Energy Inc., FET Resources Ltd., and Storm Energy Ltd. The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a trust indenture (the "Trust Indenture"). Valiant Trust Company has been appointed Trustee under the Trust Indenture. The beneficiaries of the Trust are the holders of the trust units (the "unitholders").

Under the Trust Indenture, the Trust may declare payable to unitholders all or any part of the income of the Trust. The income of the Trust consists primarily of interest earned on promissory notes issued to FET Resources Ltd., Focus BC Trust, and FET Energy Ltd., entities that are wholly owned by the Trust, distributions paid on subordinated units from Focus BC Trust units owned by the Trust, as well as amounts attributed to a net profits interest agreement (the "NPI Agreement").

Pursuant to the terms of the NPI Agreement, the Trust is entitled, through a subsidiary, to a payment from FET Resources Ltd. each month essentially equal to the amount by which the gross proceeds from the sale of production exceed certain deductible expenditures (as defined). Under the terms of the NPI Agreement, deductible expenditures may include amounts, determined on a discretionary basis, to fund capital expenditures, to repay third party debt and to provide for working capital required to carry out the operations of FET Resources Ltd.

The taxable income of the Trust includes a deduction for the allocation of taxable income to unitholders, which is paid or becomes payable in the year. The Trust Indenture provides that an amount at least equal to the taxable income of the Trust must be paid or payable each year to unitholders in order to reduce the Trust's taxable income to zero. Such taxable income relating to the payable amount is allocated to unitholders of record at the end of the year, and each unitholder at the distribution record date receives a pro rata share of the payable amount.

FET Resources Ltd. (the "Company") is a subsidiary of the Trust. Under the Plan of Arrangement, the Company became the successor company to Storm Energy Inc. through amalgamation on August 23, 2002. The Company is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production.

FET Energy Ltd. is a subsidiary of the Trust. Under a Plan of Arrangement with Profico Energy Management Ltd. ("PEML") dated June 26, 2006, FET Energy Ltd. become the successor company to PEML through amalgamation on June 27, 2006. FET Energy Ltd., through its interest in a partnership, is engaged in the business of oil and natural gas exploitation, development, acquisition and production.

2. SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The specific accounting principles used are described in the annual consolidated financial statements of the Trust and should be read in conjunction with these consolidated financial statements. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting period. Correspondingly, actual results could differ from estimated amounts. These consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality.

In particular, the amounts recorded for depletion and depreciation of the petroleum and natural gas properties and equipment and for asset retirement obligations are based on estimates of reserves and future costs. The cost impairment test is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements of future periods could be material.

The Trust's most significant properties in terms of production and capital expenditures, prior to the acquisition of properties from PEML, are only accessible by road in the winter. This restricted access typically results in higher capital expenditures in the first and fourth quarters. Production is typically higher due to flush production from the winter drilling program at the end of the first quarter and beginning of the second quarter. Production from the new wells stabilizes within 12 months. The properties acquired from PEML allow year-round access which will reduce the significance of the seasonality of operations for the Trust.

3. CHANGES IN ACCOUNTING POLICY

Effective January 1, 2007, the Trust adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, "Comprehensive Income"; Section 3861, "Financial Instruments – Disclosure and Presentation"; Section 3855, "Financial Instruments – Recognition and Measurement"; and Section 3865, "Hedges", prospectively and therefore the comparative interim financial statements have not been restated. These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting.

Effective January 1, 2007, the following adjustments were made to the balance sheet to adopt the new standards:

Increase (decrease) ($ thousands)	
Derivative assets	25,950
Derivative liabilities	-
Future income tax liability	(8,003)
Accumulated other comprehensive income	
Hedges, net of income taxes	17,947

The following table summarizes the income statement effects of the financial commodity contracts:

	Three Months Ended March 31, 2007
Financial commodity contract settlements	$ 6,898
Unrealized loss on commodity contracts	(29,186)
Reclassification to earnings of gains on hedges	10,652
	$(11,636)

(a) Financial Instruments – Recognition and Measurement

This new standard requires all financial instruments within its scope, including all derivatives, to be recognized on the balance sheet initially at fair value. Subsequent measurement of all financial assets and liabilities except those held-for-trading and available-for-sale are measured at amortized cost determined using the effective interest rate method. Held-for-trading financial assets are measured at fair value with changes in fair value recognized in earnings. Changes to the measurement of existing financial assets and liabilities at the date of adoption were adjusted to opening accumulated other comprehensive income as noted above.

(b) Derivatives

The Trust continues to utilize financial derivatives and non-financial derivatives, such as commodity sales contracts requiring physical delivery, to manage a portion of the price risk attributable to future sales of petroleum and natural gas production. Refer to Note 12 to the Trust's 2007 Q1 financial statements for additional disclosure on the Trust's risk management objectives and policies.

The Trust has elected to account for its commodity sales contracts, which were entered into and continue to be held for the purpose of receipt or delivery of non-financial items in accordance with its expected purchase, sale or usage requirements as executory contracts on an accrual basis rather than as non-financial derivatives. Prior to adoption of the new standards, physical receipt and delivery contracts did not fall within the scope of the definition of a financial instrument and were also accounted for as operating contracts.

Subsequent changes in fair value of derivatives that are not designated or do not qualify for hedge accounting are recognized in net earnings as incurred.

Prior to January 1, 2007, the Trust applied hedge accounting to its financial derivatives. On January 1, 2007, the Trust discontinued hedge accounting for all existing financial derivatives. Net derivative gains (or losses) in accumulated other comprehensive income at January 1, 2007 will be reclassified to earnings in future periods as the original hedged transactions affect net earnings. From that date forward, the changes in fair value of such derivatives will be recognized in net earnings when incurred. Discontinuing hedge accounting will not affect the Trust's reported financial position or cash flows.

(c) Embedded Derivatives

On adoption, the Trust elected to recognize as separate assets and liabilities, only those embedded derivatives in hybrid instruments issued, acquired or substantively modified after January 1, 2003. The Trust did not identify any material embedded derivatives which required separate recognition and measurement.

(d) Other Comprehensive Income

The new standards require a new statement of comprehensive income, which consists of net earnings and other comprehensive income which, for the Trust, relates to changes in gains or losses on derivatives previously designated as hedges. This information is contained in Note 13.

4. BUSINESS ACQUISITION

Effective June 27, 2006 Focus acquired PEML pursuant to a Plan of Arrangement with PEML. On June 26, 2006, the unitholders of the Trust and the shareholders of PEML voted to approve resolutions to effect the Plan of Arrangement by which security holders of PEML received a total of 5.17 Focus Energy Trust units and/or Focus Limited Partnership exchangeable units and $25.12 cash for each PEML common share and the Trust received the assets and assumed the liabilities of PEML for total consideration of $1,091.3 million. Of this amount, $1,070.5 million was for the acquisition of oil and gas assets, and the remaining $20.8 million was for the acquisition of working capital.

This amount consisted of the issuance of 30,802,817 Focus Energy Trust units, 9,999,992 Focus Limited Partnership exchangeable units and $199.8 million in cash and transaction costs. Both the Trust and Partnership units had a fair value of $21.85 per unit. The board of directors approved the Information Circular dated May 25, 2006 with respect to the Plan of Arrangement on May 24, 2006.

The Trust's aggregate consideration for the acquisition of PEML consists of the following:

Consideration for the acquisition:

($ thousands)	
Trust units issued	673,041
Exchangeable partnership units issued	218,500
Cash	198,253
Transaction costs	1,500
	1,091,294

This transaction has been accounted for using the purchase method whereby the assets acquired and the liabilities assumed are recorded at their fair values with the excess consideration over the fair value of the identifiable net assets allocated to goodwill. The following summarizes the allocation of the aggregate consideration of the PEML acquisition.

Allocation of purchase price:

($ thousands)	
Cash acquired	55,800
Net working capital	(36,717)
Petroleum and natural gas properties and equipment	903,645
Fair value of commodity contracts	1,679
Goodwill	448,141
Asset retirement obligation	(14,570)
Future income taxes	(266,684)
	1,091,294

Effective June 27, 2006, the results from operations from the assets purchased from PEML have been included in the consolidated financial statements of the Trust.

5. ASSET RETIREMENT OBLIGATION

The Trust's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $89.3 million which will be incurred between 2007 and 2040. The majority of the costs will be incurred after 2021. A credit-adjusted risk-free rate of 7.5 percent and an inflation rate of 2.1 percent were used to calculate the fair value of the asset retirement obligation.

A reconciliation of the asset retirement obligation is provided below:

(thousands)	March 31, 2007	March 31, 2006
Balance, beginning of period	$36,131	$ 15,090
Accretion expense	675	264
Development activity and change in estimates	1,638	192
Settlement of liabilities	(483)	-
Balance, end of period	$37,961	$ 15,546

6. LONG-TERM DEBT

As at March 31, 2007 the Trust has a $350 million revolving syndicated credit facility among four Canadian financial institutions with an extendible 364-day revolving period and a two-year amortization period. In addition, the Trust has a $15 million demand operating line of credit. At March 31, 2007, the available borrowings under these facilities were reduced by $3.0 million of letters of credit. The credit facilities are secured by a floating charge debenture covering all of the assets of the Trust and a general security agreement.

Advances bear interest at the bank's prime rate, bankers' acceptance rates plus stamping fees, or U.S. LIBOR rates plus applicable margins depending on the form of borrowing by the Trust. Stamping fees and margins vary from zero percent to 1.5 percent dependent upon financial statement ratios and type of borrowing. The effective rate on debt outstanding at March 31, 2007 is approximately 5.2 percent.

The credit facility will revolve until June 25, 2007, whereupon it may be renewed for a further 364-day term subject to review by the lenders. If not extended, principal payments will commence after expiry of the revolving period and will consist of three quarterly payments of eight and one-third percent commencing 15 months after the term date and the remaining 75 percent at the end of the term. The Trust has requested the extension.

7. NON-CONTROLLING INTEREST – EXCHANGEABLE SHARES

The exchangeable shares of FET Resources Ltd. were convertible at any time into trust units (at the option of the holder) based on the exchange ratio. The exchange ratio was increased monthly based on the cash distribution paid on the trust units divided by the ten-day weighted average unit price preceding the record date. The exchangeable shares of FET Resources Ltd. were listed for trading on the Toronto Stock Exchange under the symbol FTX.

As a result of a minimal number of exchangeable shares outstanding, FET Resources Ltd. elected to redeem all of its exchangeable shares outstanding on January 16, 2007. In connection with this redemption, FET Resources Ltd. exercised its overriding "redemption call right" to purchase such exchangeable shares from holders of record. Each redeemed exchangeable share was purchased for trust units of the Trust in accordance with the exchange ratio in effect at January 15, 2007, rounded to the nearest whole trust unit. A Notice of Redemption was mailed to all exchangeable shareholders outlining the terms of this redemption.

Exchangeable Shares of FET Resources Ltd.	Number of Shares		Consideration (thousands)	
	2007	2006	2007	2006
Balance as at January 1	502,587	560,218	$ 4,550	$4,131
Net income attributable to non-controlling interest	-	-	-	345
Exchanged for trust units	(502,587)	(18,001)	(4,550)	(133)
Balance as at March 31	-	542,217	$ -	$4,343

8. UNITHOLDERS' CAPITAL

An unlimited number of trust units may be issued pursuant to the Trust Indenture. Each trust unit entitles the holder to one vote at any meeting of the unitholders and represents an equal fractional undivided beneficial interest in any distribution from the Trust and in any net assets in the event of termination or winding up of the Trust. The trust units are redeemable at the option of unitholders up to a maximum of $250,000 per annum. This limitation may be waived at the discretion of the Trust.

In October 2006, the Trust put in place the Distribution Reinvestment and Optional Trust Unit Purchase Plan ("DRIP Plan") which provides the option for unitholders to reinvest cash distributions into additional units, either issued from treasury at 95 percent of the prevailing market price or through the facilities of the Toronto Stock Exchange at prevailing market rates with no additional commissions or fees. The Trust expects to issue units from treasury at a discount to satisfy the distribution reinvestment component of the DRIP Plan. As at March 31, 2007, the Trust has listed and reserved 763,667 trust units for the DRIP Plan.

Trust Units of Focus Energy Trust	Number of Units		Consideration (thousands)	
	2007	2006	2007	2006
Balance as at January 1	67,768,125	36,687,167	$922,426	$244,426
Issued on conversion of exchangeable shares (i)	740,311	25,032	13,066	583
Issued pursuant to the Executive Bonus Plan (ii)	-	14,695	-	366
Issued pursuant to the Distribution Reinvestment Plan (iii)	177,540	-	2,950	-
Issued on conversion of exchangeable partnership units (iv)	694,739	-	15,180	-
Exercise of Unit Appreciation Rights (v)	79,500	37,250	616	553
Balance as at March 31	69,460,215	36,764,144	$954,238	$245,928

(i) Issued on conversion of exchangeable shares to trust units with the consideration recorded being equal to the market value of the trust units received on the date of conversion

(ii) Pursuant to the Executive Bonus Plan, 50 percent of all amounts due under such plan are payable through the issuance of trust units priced at the five day weighted average trading price for the last five trading days of the month for which the bonus relates.

(iii) Issued pursuant to the DRIP Plan, units are either issued from treasury at 95 percent of the average market price for the 10 days immediately preceding the distribution date or through facilities of the TSX, at prevailing market prices.

(iv) Issued on conversion of exchangeable partnership units to trust units with the consideration recorded being equal to the historical value of the exchangeable partnership units

(v) Exercise of Unit Appreciation Rights includes cash consideration of $494,760 (2006 - $422,855) and contributed surplus credit of $121,346 (2006 - $130,220).

9. EXCHANGEABLE PARTNERSHIP UNITS

The exchangeable partnership units of Focus Limited Partnership are convertible after January 1, 2007 into trust units, at the option of the holder, on a one-for-one basis. Cash distributions equal to the distribution paid to Trust unitholders are paid to the holders of the exchangeable partnership units.

The board of directors may redeem the exchangeable partnership units after January 8, 2017, unless certain conditions are met to permit an earlier redemption date.

The exchangeable partnership units are entitled to vote on Focus matters with Trust unitholders through the Special Voting Unit. The exchangeable partnership units are not listed on any stock exchange and are not transferable.

Exchangeable Partnership Units of Focus Energy Trust	Number of Units		Consideration (thousands)	
	2007	2006	2007	2006
Balance as at January 1	9,999,992	-	$218,500	-
Exchanged for trust units	694,739	-	(15,180)	-
Balance as at March 31	9,305,253	-	$203,320	-

The exchangeable partnership units were issued at a fair value of $21.85 per unit.

10. TRUST UNIT RIGHTS PLAN

The Trust Unit Rights Plan (the "Plan") was established August 23, 2002 as part of the Plan of Arrangement. The Trust may grant rights to employees, directors, consultants and other service providers of the Trust and any of its subsidiaries. The Trust is authorized to grant up to five percent of the outstanding trust units, including units issuable upon exchange of exchangeable partnership units. To March 31, 2007, the Trust has listed and reserved 3,768,821 trust units and there are rights outstanding to purchase 2,323,414 trust units pursuant to the terms of the Plan.

The initial exercise price of rights granted under the Plan is equal to the weighted average of the closing price of the trust units on the immediately preceding five trading days. At the option of the unitholder, the exercise price per right is calculated by deducting from the grant price the aggregate of all distributions, on a per-unit basis, made by the Trust after the grant date which represents a return of more than 0.833 percent of the Trust's recorded cost of capital assets (excluding any ceiling test write-downs and adjustments due to the conversion of exchangeable shares or any other fully paid exchangeable securities of the Corporation and Limited Partnership units of Focus Limited Partnership into trust units) less depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month. Provided this test is met, then the entire amount of the distribution is deducted from the grant price. Rights granted prior to June 2006 have a life of five years and vest equally over a four-year period commencing on the first anniversary of the grant. Rights granted under the Plan subsequent to May 2006 have a life of four years and vest equally over a three-year period commencing on the first anniversary of the grant.

	2007		2006	
	Number of Rights	Weighted Average Exercise Price	Number of Rights	Weighted Average Exercise Price
Balance as at January 1	2,438,063	$ 16.52	1,311,100	$ 12.52
Granted	33,336	$ 18.06	64,500	$ 25.05
Exercised	(79,500)	$ 7.75	(37,250)	$ 11.35
Cancelled	(75,152)	$ 21.16	(24,000)	$ 21.37
Before reduction of exercise price	2,316,747	$ 16.69	1,314,350	$ 13.01
Reduction of exercise price	-	$ (0.03)	-	$ (0.35)
Balance as at March 31	2,316,747	$ 16.66	1,314,350	$ 12.66

- The average exercise price at the grant date is $19.65.
- The average contractual life of the rights outstanding is 2.77 years.
- The number of rights exercisable at March 31, 2007 is 390,000.
- The average value at the grant date for the quarter ended March 31, 2007 is $4.87.

The fair value of rights is estimated using a modified Black Scholes option pricing model.

The Trust has recorded non-cash compensation expense of $687,539 for the quarter ended March 31, 2007. The Trust recorded non-cash compensation expense of $331,875 for the quarter ended March 31, 2006.

11. ACCUMULATED INCOME (DEFICIT)

(thousands)	2007	2006
Accumulated income, before cash distributions	$ 265,673	$ 203,736
Accumulated cash distributions	(344,500)	(208,152)
Balance as at March 31	$ (78,827)	$ (4,416)

12. FINANCIAL INSTRUMENTS

As described in Note 3 of the notes to consolidated financial statements, on January 1, 2007 Focus adopted the new CICA requirements relating to financial instruments.

The Company's financial instruments included in the balance sheet consist of accounts receivable, other receivables, accounts payable and accrued liabilities and bank debt.

Credit risk:

The Company's accounts receivable are due from a diverse group of customers and as such are subject to normal credit risks.

Interest rate risk:

The Company is also exposed to interest rate risk to the extent that long-term debt is at a floating rate of interest.

Fair values:

The fair values of short-term financial instruments, being accounts receivable, accounts payable and accrued liabilities and cash distributions payable approximate their carrying values due to their short term to maturity. The fair value of long-term debt approximates its carrying value due to the floating interest rate and the revolving nature of the obligation.

The following financial contracts were outstanding at the date of writing.

Financial Contracts	Daily Quantity	Contract Price			Price Index	Term
Crude oil	400 bbls	$	70.00-79.00	Cdn	WTI	January 2007 – December 2007
	400 bbls	$	70.93	Cdn	WTI	April 2007 – September 2007
Natural gas	7,300 GJ	$	7.70	Cdn	AECO	March 2007 – October 2007
	15,000 GJ	$	7.77	Cdn	AECO	April 2007 – October 2007
	10,000 GJ	$	7.90	Cdn	AECO	April 2007 – October 2007
	5,000 GJ	$	8.00	Cdn	AECO	April 2007 – October 2007
	5,000 GJ	$	7.52	Cdn	AECO	April 2007 – October 2007
	5,000 GJ	$	7.50	Cdn	AECO	April 2007 – October 2007
	5,000 GJ	$	7.53	Cdn	AECO	April 2007 – October 2007
	5,000 GJ	$	7.50	Cdn	AECO	April 2007 – October 2007
	15,000 GJ	$	8.25-9.00	Cdn	AECO	November 2007 – March 2008
	15,000 GJ	$	8.02	Cdn	AECO	November 2007 – March 2008
	10,000 GJ	$	8.60	Cdn	AECO	November 2007 – March 2008

New CICA Handbook Standards, Section 3855 "Financial Instruments – Recognition and Measurement", Section 3865 "Hedges", and Section 1530 "Comprehensive Income" are applicable for the Trust beginning in 2007.

As a result, hedge accounting for financial contracts has not been continued in future periods beyond 2006. All derivative contracts commencing January 1, 2007 are recorded at fair value on the balance sheet. Derivatives are adjusted to fair value each period with the change recognized in the determination of income. Settlement of derivatives is included in the Statement of Cash Flows as an operating activity. Unrealized gains and losses are subtracted or added back as a non-cash item.

13. ACCUMULATED OTHER COMPREHENSIVE INCOME

(thousands)	2007
Accumulated other comprehensive income, beginning of period	$ -
Adoption of financial instruments [notes 3 and 12], net of tax ($8.0 million)	17,947
Reclassification to earnings of gains on hedges, net of tax ($3.3 million)	(7,367)
Balance as at March 31	$ 10,580

As described in Note 3 of the notes to consolidated financial statements, on January 1, 2007 Focus adopted the new CICA requirements relating to financial instruments. The new standards require a new statement of comprehensive income, which consists of net earnings and other comprehensive income which, for the Trust, relates to changes in gains or losses on derivatives previously designated as cash flow hedges.

At December 31, 2006 the fair value of the Trust's outstanding hedges was $25.8 million. The adjustment to accumulated other comprehensive income is shown net of tax. This value will be reclassified and brought through income over the life of the original contracts until March 2008 at which time the balance will be nil.

14. PHYSICAL SALES CONTRACTS

In addition to the financial contracts described above, the following physical contracts were outstanding at the date of writing. The fair market value of these contracts at March 31, 2007, which have no book value, would have resulted in a net payment by the Trust of $1.5 million.

Physical Sales Contracts	Daily Quantity	Contract Price		Term
Natural gas – fixed price	15,000 GJ	$7.15	Cdn	April 2007 – October 2007
	10,500 GJ	$7.18	Cdn	April 2007 – October 2007
	10,000 GJ	$8.96	Cdn	April 2007 – October 2007

15. PER-UNIT AMOUNTS AND SUPPLEMENTARY CASH FLOW INFORMATION

Basic per-unit calculations are based on the weighted average number of trust units and exchangeable partnership units outstanding during the period. Diluted per-unit calculations include additional trust units for the dilutive impact of rights outstanding pursuant to the Rights Plan and include exchangeable partnership units, and exchangeable shares converted at the average exchange ratio.

Basic per-unit calculations for the three-month period ended March 31 are based on the weighted average number of trust units outstanding in 2007 of 78,568,286 (2006 of 36,718,905).

Diluted calculations for the three-month period ended March 31 include additional trust units for the dilutive impact of the Rights Plan in 2007 of 390,637 (2006 of 512,951) and 124,223 exchangeable shares (2006 of 770,152) converted at the average exchange rate. Net income has been increased for the net income attributable to the exchangeable shareholders in calculating dilutive per-unit amounts.

Supplementary cash flow information for the three months ended March 31:

(thousands)		2007		2006
Interest paid	$	4,125	$	1,330
Interest received	$	111	$	9
Taxes paid	$	2	$	207
Cash distributions paid	$	34,463	$	20,554

16. INCOME TAXES

Effective July 1, 2006, the Saskatchewan general corporate income tax rate decreased from 17 percent to 14 percent with further reductions expected on July 1, 2007 to 13 percent and on July 1, 2008 to 12 percent. Effective April 1, 2006, the Alberta general corporate income tax rate decreased from 11.5 percent to 10 percent. The phase-in of the reduction of the federal general corporate income tax rate on income from resource activities from 28 percent to 21 percent and the elimination of the resource allowance deduction and the deductibility of actual provincial and other Crown royalties paid, is complete in 2007. The Federal Government further announced in 2006 a reduction in the general corporate tax rate from 21 percent to 19 percent from 2008 to 2010 and the elimination of the corporate surtax in 2008 and the large corporations tax in 2006.

On March 29, 2007, the Federal Government's Bill C-52, which contains legislation pertaining to the taxation of distributions from publicly traded Canadian income trusts, royalty trusts and partnerships, received First Reading in the House of Commons. The legislation includes a 31.5 percent tax imposed on income before distributions at the trust level and taxed to the taxable Canadian investor, effectively as a dividend. If enacted, the legislation would apply to the Trust effective January 1, 2011.

As the legislation is not substantively enacted at March 31, 2007, there is no impact on the recognition of future income taxes in the first quarter of 2007. If the legislation is enacted, the Trust's taxable status will change resulting in recognition of future tax liabilities at substantively enacted tax rates in respect of temporary differences held by entities which transfer taxable income to unitholders.

17. COMMITMENTS AND CONTINGENCIES

The Trust is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that any resulting settlements would not materially affect the Trust's financial position or reported results in operations.

The following table is a summary of all contractual obligations and commitments for the next five years.

($ thousands)	Total	2007	2008-2009	2010-2011	2012 and thereafter
Office premises	2,436	626	1,315	495	-
Operating leases	359	359	-	-	-
Mineral and surface leases(2)	27,012	4,502	9,004	9,004	4,502
Transportation and processing	23,867	13,111	6,078	1,344	3,334
Asset retirement obligations(3)	37,961	643	486	950	35,882
Total contractual obligations	91,635	19,241	16,883	11,793	43,718

(1) The table does not include the Trust's obligations for financial instruments and physical sales contracts which are fully disclosed in Notes 12 and 14.

(2) The Trust makes payments for mineral and surface leases. The table includes payments for each of the years 2007 to 2012 under these leases, assuming continuation of the leases. The continuation of leases is based on decisions by the Trust relating to each of the underlying properties. Payments for the period after 2012 have not been included in the table but would continue at the same yearly rate if there were no change to the underlying properties.

(3) Based on the estimated timing of expenditures to be made in future periods

In addition, the Trust has income and capital tax filings that are subject to audit and potential reassessment. The findings from such audit may impact the tax liability of the Trust. The final results are not reasonably determinable at this time and management believes it has adequately provided for income and capital taxes.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high-quality oil and gas properties, delivering consistent distributions to unitholders and ensuring financial strength and sustainability.

Focus Energy Trust units trade on the TSX under the symbol FET.UN.

For further information please contact:

Derek W. Evans, President and Chief Executive Officer
Or
Bill Ostlund, Senior Vice President and Chief Financial Officer

Focus Energy Trust
Suite 3300, 205 – 5 Avenue S.W.
Calgary Alberta
T2P 2V7
Telephone: (403)781-8409
Fax: (403) 781-8408

FOCUS ENERGY TRUST

NEWS RELEASE

FOCUS ENERGY TRUST CONTINUES DISTRIBUTIONS OF $0.14 PER UNIT

Calgary, April 12, 2007 — Focus Energy Trust ("Focus") (FET.UN — TSX) announces today that the Board of Directors of FET Resources Ltd. has set the distribution policy for the second quarter of 2007 to continue monthly distributions of $0.14 per trust unit and limited partnership unit. Further, Focus has declared a distribution of $0.14 per trust unit and limited partnership unit to be paid on May 15, 2007 in respect of April production, for unitholders of record on April 30, 2007. The ex-distribution date is April 26, 2007.

Record Date	Ex-Distribution Date	Distribution Payment Date	Distribution per Unit
April 30	April 26	May 15, 2007	$0.14
May 31	May 29	June 15, 2007	$0.14 (*)
June 30	June 27	July 16, 2007	$0.14 (*)

(*) Estimated distributions based upon current market outlook and are subject to change.

In addition, Focus announces that funds received for reinvestment under the Distribution Reinvestment and Optional Trust Unit Purchase Plan (the "Plan") relating to the distribution payment on May 15, 2007, will be reinvested by issuing trust units from treasury at 95% of the Average Market Price as defined in the Plan. Funds received as Optional Cash Payments under the Plan relating to the distribution payment date of May 15, 2007, will be invested by issuing trust units from treasury at 100% of the Average Market Price as defined in the Plan.

The Plan provides eligible unitholders of Focus trust units the opportunity to accumulate additional trust units by reinvesting their cash distributions paid by Focus and by making optional cash payments for additional trust units. Detailed information about the Plan, including the complete Plan text, authorization forms and Frequently Asked Questions, is available on Focus' website at www.focusenergytrust.com under Investor Relations – Distribution Reinvestment Plan.

Focus Energy Trust is a natural gas weighted energy trust. Focus is committed to maintaining its emphasis on operating high-quality oil and gas properties, delivering consistent distributions to unitholders, and ensuring financial strength and sustainability.

For further information, please contact:

Derek W. Evans, President and Chief Executive Officer
Or
Bill Ostlund, Senior Vice President and Chief Financial Officer
Suite 3300, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Telephone: (403)781-8409
Fax: (403)781-8408

Forward-Looking Statements – Certain information set forth in this document, including management's assessment of Focus' future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Focus' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Focus' actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Focus will derive therefrom. Focus disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

VALIANT TRUST COMPANY
Subsidiary of Canadian Western Bank

Suite 310 – 606 4th Street SW
Calgary, Alberta T2P 1T1
Phone 403 233-2801 Fax 403 233-2857

April 9, 2007

Alberta Securities Commission (via SEDAR)
British Columbia Securities Commission (via SEDAR)
Saskatchewan Securities Commission (via SEDAR)
Manitoba Securities Commission (via SEDAR)
Ontario Securities Commission (via SEDAR)
Autorite des Marches Financiers (via SEDAR)
New Brunswick Securities Commission (via SEDAR)
Nova Scotia Securities Commission (via SEDAR)
Prince Edward Island Securities Commission (via SEDAR)
Newfoundland Securities Commission (via SEDAR)

Dear Sirs:

RE: Focus Energy Trust
Annual General & Special Meeting
To Be Held on May 17, 2007

In our capacity as the Agent for Focus Energy Trust, we are pleased to enclose herewith our Affidavit of Mailing with respect to the Annual General meeting materials which were mailed to the unitholders of Focus Energy Trust on April 3, 2007.

We trust this is satisfactory.

Yours truly,

"signed by"
June Lam
Officer, Income Trusts

Cc: Focus Energy Trust
Attn: Mr. Bill Ostlund

DECLARATION AS TO MAILING

PROVINCE	)	IN THE MATTER OF FOCUS ENERGY TRUST **("TRUST")**
OF	)	THE ANNUAL GENERAL MEETING OF UNITHOLDERS
ALBERTA	)	TO BE HELD ON MAY 17, 2007

I, JUNE LAM, OF THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA, DO SOLEMNLY DECLARE AS FOLLOWS:

1. I AM AN EMPLOYEE OF VALIANT TRUST COMPANY AND AS SUCH, HAVE KNOWLEDGE OF THE MATTERS HEREINAFTER DECLARED.

2. ON APRIL 3, 2007, I CAUSED TO BE MAILED IN A FIRST CLASS PREPAID ENVELOPE ADDRESSED TO EACH OF THE PERSONS WHO WERE THE REGISTERED UNITHOLDERS OF THE TRUST WITH RESPECT TO THE ABOVE NOTED ANNUAL GENERAL & SPECIAL MEETING; **COPIES OF EXHIBIT "A" THROUGH "D" AND "F" AS NOTED BELOW.**

   (a) A copy of the 2006 ANNUAL REPORT marketed EXHIBIT "A" identified by me;

   (b) A copy of the NOTICE OF MEETING marked EXHIBIT "B" and identified by me;

   (c) A copy of the INFORMATION CIRCULAR AND PROXY STATEMENT marked EXHIBIT "C" identified by me;

   (d) A copy of the INSTRUMENT OF PROXY marked EXHIBIT "D" and identified by me;

   (e) A copy of the 2007 NI51-102 MAILING REQUEST FORM TO NON-REGISTERED UNITHOLDERS/ SHAREHOLDERS marked EXHIBIT "E" and identified by me.

   (f) A PROXY RETURN ENVELOPE marked EXHIBIT "F" and identified by me;

3. I FURTHER CONFIRM THAT COPIES OF EXHIBIT "B" THROUGH "E" AS NOTED IN ITEM 2 ABOVE, WERE SENT BY COURIER ON APRIL 3, 2007, TO EACH INTERMEDIARY HOLDING TRUST UNITS OF THE CORPORATION WHO RESPONDED TO THE SEARCH PROCEDURES PURSUANT TO CANADIAN SECURITIES ADMINISTRATORS NATIONAL INSTRUMENT 54-101 REGARDING SHAREHOLDER COMMUNICATION.

4. IN ADDITION, IN ACCORDANCE WITH SECURITIES REGULATIONS, ON APRIL 3, 2007, I CAUSED TO BE MAILED, A COPY EXHIBIT "A" IN A FIRST CLASS ENVELOPE ADDRESSED TO THE NON-REGISTERED HOLDERS OF TRUST UNITS OF THE TRUST, WHO COMPLETED AND RETURNED A MAIL LIST CARD REQUESTING RECEIPT OF THE ANNUAL FINANCIAL STATEMENTS.

AND I MAKE THIS SOLEMN DECLARATION CONSCIENTIOUSLY BELIEVING IT TO BE TRUE AND KNOWING THAT IT IS OF THE SAME FORCE AND EFFECT AS IF MADE UNDER OATH AND BY VIRTUE OF THE CANADA EVIDENCE ACT.

DECLARED BEFORE ME AT THE CITY OF
CALGARY IN THE PROVINCE OF ALBERTA
THIS 3RD DAY OF APRIL, 2007

"PHILIP MENARD"	"Signed"
COMMISSIONER FOR OATHS IN AND FOR THE PROVINCE OF ALBERTA My commission expires on March 4, 2010	June Lam

END